As submitted with the Securities and Exchange Commission on October 31, 2014.

Registration Statement No. 333-199235

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Navios Maritime Midstream Partners L.P.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Stuart H. Gelfond, Esq.

Joshua Wechsler, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000 (telephone number)

(212) 859-4000 (facsimile number)

Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400 (telephone number) (713) 546-5401 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	$100,000,000	$11,620

(1)	Includes common units issuable upon exercise of the underwriters’ option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion,

Preliminary Prospectus dated October 31, 2014

PROSPECTUS

Navios Maritime Midstream Partners L.P.

             Common Units

Representing Limited Partner Interests

We are a Marshall Islands limited partnership recently formed by Navios Maritime Acquisition Corporation (“Navios Maritime Acquisition”). This is the initial public offering of our common units. We anticipate that the initial public offering price of our common units will be between $         and $         per common unit.

Although we are organized as a partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Currently, no public market exists for the common units. The common units have been cleared for listing on the New York Stock Exchange under the symbol “NAP.”

We are an “emerging growth company”, and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company”. Investing in our common units involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 20 of this prospectus.

These risks include the following:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	Our initial fleet consists of only four vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•	We are focused on employing vessels on long-term charters of at least five years, which may not be typical for the crude oil, refined petroleum product, chemical and liquefied petroleum gas sectors of the seaborne transportation industry.

•	We depend on two customers for our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.

•	Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

•	We must make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.

•	Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	We depend on Navios Maritime Holdings Inc. (“Navios Maritime Holdings”), Navios Maritime Acquisition Corporation (“Navios Maritime Acquisition”) and their affiliates to assist us in operating and expanding our business.

•	Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners L.P. and their respective affiliates may compete with us.

•	Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

•	Our general partner and its affiliates, including Navios Maritime Acquisition, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

•	Fees and cost reimbursements, which our manager will determine for services provided to us, will be significant, will be payable regardless of profitability and will reduce our cash available for distribution.

•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Maritime Acquisition’s consent, unless Navios Maritime Acquisition’s ownership share in us is decreased.

•	You will experience immediate and substantial dilution of $ per common unit.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional              common units from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common units will be ready for delivery on or about                     , 2014.

Joint Book-Running Managers

BofA Merrill Lynch	Citigroup

Credit Suisse	J.P. Morgan	Wells Fargo Securities

S. Goldman Advisors LLC

The date of this prospectus is                     , 2014.

You should rely only on the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business refer to the business and fleet that will be transferred to us in connection with this offering. Prior to the closing of this offering, we will not own interests in any vessels. You should read the entire prospectus carefully, including the historical financial statements and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, that the underwriters’ option is not exercised. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. We include a glossary of some of the terms used in this prospectus in Appendix B. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars. Unless otherwise indicated, all data regarding our fleet, the terms of our charters and all industry data is as of September 30, 2014.

References in this prospectus to “Navios Maritime Acquisition” refer, depending on the context, to Navios Maritime Acquisition Corporation or any one or more of its subsidiaries. References in this prospectus to “Navios Maritime Midstream Partners L.P.,” “the Partnership,” “we,” “our,” “us” or similar terms when used in a historical context refer to the assets of Navios Maritime Acquisition Corporation and its vessels and vessel-owning subsidiaries that are being sold, transferred or contributed to Navios Maritime Midstream Partners L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer, depending on the context, to Navios Maritime Midstream Partners L.P. or any one or more of its subsidiaries, or to all of such entities.

References in this prospectus to “Navios Maritime Holdings” refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries. References in this prospectus to the “Manager” refer to Navios Tankers Management Inc., a wholly owned subsidiary of Navios Maritime Holdings. References in this prospectus to “Navios Maritime Partners” refer to Navios Maritime Partners L.P. References in this prospectus to the “Navios Group” refer, depending on the context, to Navios Maritime Holdings, Navios Maritime Acquisition, Navios Maritime Partners, us and any one or more of our and their subsidiaries.

Navios Maritime Midstream Partners L.P.

We are a growth oriented limited partnership formed to own, operate and acquire crude oil tankers under long-term employment contracts. In the future, to the extent opportunities arise, we may also seek to own, operate and acquire refined petroleum product tankers, chemical tankers, and liquefied petroleum gas, or LPG, tankers under long-term employment contracts. Consistent with the chartering strategy of our affiliate, Navios Maritime Partners (NYSE: NMM), which charters its dry bulk and container vessels under long-term employment contracts, we intend to charter our vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

Our initial fleet consists of four VLCCs, which have an average remaining employment term of approximately 7.7 years. They are chartered to two strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, and Formosa Petrochemical, a Taiwan Stock Exchange-listed company with a market capitalization of approximately $23 billion. Pursuant to the share purchase agreement we will enter into with Navios Maritime Acquisition, we will have the right to purchase seven additional VLCCs from Navios Maritime Acquisition. Generally, we expect to finance the acquisition of any or all of the seven additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

Our parent, Navios Maritime Acquisition (NYSE: NNA), owns 44 vessels which include 29 product tankers, eleven very large crude carriers, or VLCCs, and four chemical tankers and is 43.1% owned by Navios Maritime Holdings (NYSE: NM). Navios Maritime Holdings has expanded the fleet under its direct control from 27 vessels at its initial public offering in November 2005 to 63 vessels as of August 2014, making it one of the world’s largest independent drybulk operators. Through its investments in Navios Maritime Partners and Navios South American Logistics Inc., the Navios Group controls an additional 25 dry bulk vessels, seven container vessels, 363 barges and push boats, six product tankers and two port terminals. Upon the closing of this offering, Navios Maritime Acquisition will own a             % interest in us, including a 2% general partner interest through our general partner which Navios Maritime Acquisition owns and controls. We plan to use the expertise and reputation of Navios Maritime Acquisition and the Navios Group to pursue additional growth opportunities by acquiring vessels for use with long-term charters in the crude, refined products, chemical, and LPG shipping sectors. Our affiliate, Navios Maritime Partners, has successfully deployed a similar chartering strategy in the drybulk and containership markets, employing vessels on long-term charters with quality counterparties. Since its inception in November 2007, Navios Maritime Partners has grown its fleet from eight vessels at its initial public offering to 32 vessels as of August 2014.

We believe that the large energy customers we seek to do business with continue to see securing access to transportation capacity with operators that have high standards of performance, reliability and safety as critical to their midstream value chain. From 2003 to 2009, the number of VLCC time charter fixtures more than doubled, based on data from Drewry, as customers looked to secure more vessels on long-term employment. As global demand for energy continues to grow, we believe that our customers will seek to further secure more vessels on long-term charters. We believe employing vessels on long-term charters can generate very attractive risk-adjusted returns through the shipping cycle, particularly as rates continue to recover from historically low levels, which we believe they will. Based on Drewry’s industry data, a second hand, five-year old VLCC acquired and deployed on a three year time charter has generated approximately 9% to 13% in unlevered returns in any given year from 2003 to 2013.

Navios Maritime Holdings will manage the commercial and technical operation of our fleet through the Manager, a wholly-owned subsidiary of Navios Maritime Holdings. Navios Maritime Holdings has an experienced management team with a long track record, a reputation for technical expertise in managing and operating vessels, and strong relationships with leading charterers and shipyards. We believe we will have stable and growing cash flows through the combination of the long-term nature of our charters, our commercial and technical management agreement with the Manager, which provides for a fixed management fee for two years from the closing of this offering, and our options to purchase additional VLCCs through the share purchase agreement we will enter into with Navios Maritime Acquisition.

Our Initial Fleet

The following table provides summary information about our initial fleet as of October 27, 2014:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner	Expiration Date(2)	Remaining Payment Period
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $43,500(4)	January 2017	4.2 years(3)
Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $44,000(5)	February 2017	4.3 years(3)
Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $54,388(6) 40% above $59,388(6) 50% above $69,388(6)	June 2025	10.6 years
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $54,388(6) 40% above $59,388(6) 50% above $69,388(6)	June 2026	11.6 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Reflects an initial charter length of 2.2 years and a backstop period of 2.0 years for Shinyo Ocean. Reflects an initial charter length of 2.3 years and a backstop period of 2.0 years for Shinyo Kannika. During the respective backstop period following the scheduled redelivery of each vessel, Navios Maritime Acquisition will provide a backstop commitment at the currently contracted rate if the market charter rate during the backstop period is lower than the agreed upon floor rate. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Maritime Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(4)	Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Option Vessels

We will have options, exercisable for a period of two years following from the closing of this offering, to purchase the following seven VLCCs from Navios Maritime Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following seven VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Maritime Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to finance the acquisition of any or all of the seven additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of October 27, 2014:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner	Expiration Date(2)	Remaining Payment Period
C. Dream	VLCC	2000	298,570	29,625	50% above $30,000(6) 40% above $40,000(6)	March 2019	4.4 years
Nave Celeste	VLCC	2003	298,717	42,705	—	December 2016	4.1 years(5)
Nave Galactic	VLCC	2009	297,168	Floating Rate(3)	—	February 2015	4.3 years(5)
Nave Quasar	VLCC	2010	297,376	20,475	50% above $24,375(7)	February 2015	4.3 years(5)
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate(4)	—	March 2015	0.4 years
Nave Neutrino	VLCC	2003	298,287	Floating Rate(3)	—	December 2014	0.1 years
Nave Electron	VLCC	2002	305,178	Floating Rate(4)	—	July 2015	0.7 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate is based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan adjusted for vessel’s service speed/cons.

(4)	Rate based on VLCC pool earnings.
(5)	Reflects an initial charter length of 2.1 years and a backstop period of 2.0 years for Nave Celeste. Reflects an initial charter length of 0.3 years and a backstop period of 4.0 years for both Nave Galactic and Nave Quasar. During the respective backstop period following the scheduled redelivery of each vessel, Navios Maritime Acquisition will provide a backstop commitment at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate during the backstop period is lower than the agreed upon floor rate. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Maritime Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(6)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)	Calculated semi-annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Our Relationships with Navios Maritime Holdings and Navios Maritime Acquisition

One of our key strengths is our relationships with Navios Maritime Holdings (NYSE: NM) and Navios Maritime Acquisition (NYSE: NNA).

Navios Maritime Holdings is one of the world’s largest independent drybulk operators with a market capitalization of approximately $635.0 million as of September 30, 2014. Navios Maritime Holdings’ business was established by United States Steel Corporation in 1954 and has over 50 years of experience working with raw material producers, agricultural traders and exporters, and industrial end-users. The key members of Navios Maritime Holdings’ management team have on average over 20 years of experience in the shipping industry.

Navios Maritime Acquisition, our parent, owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services and has a market capitalization of approximately $411.0 million as of September 30, 2014. Navios Maritime Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Maritime Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers.

We intend to use Navios Maritime Holdings’ and Navios Maritime Acquisition’s extensive experience and relationships to secure long-term time charters for our vessels.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

Increasing demand for seaborne transportation of crude oil.

•	Growing demand for oil consumption. World oil consumption has increased steadily over the past 15 years, with the exception of 2008 and 2009, as a result of increasing global economic activity and industrial production. Oil consumption in developing countries has been increasing due to growing demand for power generation, transportation and the development of infrastructure and raw materials.

•

Growing distances of transportation. Due to changes in regional oil consumption and the increasing demand for long voyage lengths such as the Middle East to Asia and West Africa to Asia, seaborne oil trade distance has been growing. This is especially beneficial to VLCC and Suezmax tanker operators because of larger economies of scale for long voyages. The shift in global refinery capacity from the developed to the developing world is also having a positive impact on the seaborne oil trade given increasing distances from production sources to refineries, which further bolsters ton-mile demand.

•	Increasing Asian oil import volumes. Asia is emerging as the dominant user of VLCC vessels. During the period from 2003 to 2013, Chinese crude oil imports increased by a CAGR of 15.1% and Indian imports increased by a CAGR of 7.6%. The growth in VLCC ton miles will continue as China imports more crude from Venezuela, Brazil and West Africa as it diversifies its sources of oil. Indian companies have recently secured crude oil from Brazil to replace existing Iranian supplies increasing VLCC ton mile demand. China is the world’s second largest consumer of oil, importing more than half of its requirements and will likely surpass the U.S. as the world’s largest importer next year growing to about 14 mbpd by 2035.

•	Increasing U.S. energy exports driven by production of U.S. shale oil deposits. The growth in the U.S. of shale-derived oil and gas has led to increased seaborne exports of refined petroleum products and natural gas liquids, such as gasoline and LPG. Based on U.S. Energy Information Administration (“EIA”) data, U.S. exports of total petroleum products increased at a CAGR of 15% between 2008 and 2013. Furthermore, many major U.S. refiners have applied to the U.S. Commerce Department for a license to export condensate, a lightly refined petroleum product. The future growth of such exports, as well as the potential ability to export crude oil, will require greater tanker shipping capacity.

Increasing demand for long-term time charter contracts with modern VLCC vessels. As global demand for energy continues to grow, we believe that our customers will seek to secure more vessels on long-term charters. For the large energy customers we seek to do business with, securing access to transportation capacity is critical to their midstream value chain. From 2003 to 2009, the number of VLCC time charter fixtures more than doubled, based on data from Drewry, as customers looked to secure more vessels on long-term employment.

Stringent customer standards favor large, high-quality operators. Major energy companies are highly selective in their choice of crude oil vessel operators, particularly for long-term charters, and have established strict operational and financial standards that they use to pre-qualify, or vet, tanker operators prior to entering into charters. The VLCC tanker industry is highly fragmented with more than 80% of the 132 VLCC tanker owners owning fewer than 10 vessels and operators of large fleets will be able to better serve customers and benefit from economies of scale.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to capitalize on such business opportunities. For further discussion of the risks that we face, see “Risk Factors” beginning on page 20 of this prospectus. Please read “The International Oil Tanker Shipping Industry” beginning on page 121 of this prospectus.

Competitive Strengths

We believe we are well positioned to capitalize on existing business opportunities because of the following competitive strengths:

•	Stable cash flows based on long-term charters. We believe that the long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed rate management agreement will provide a stable base of revenue and predictable expenses that will result in stable cash flows. In addition, we believe the potential exercise of our option to purchase seven additional VLCCs and the potential opportunity to purchase additional vessels from Navios Maritime Acquisition pursuant to the right of first offer given in connection with our omnibus agreement, provide visible future growth in our revenue, operating income and distributable cash flow. We believe these as well as future acquisition opportunities will provide us with a way to grow our distributions per unit.

•	Strong relationship with Navios Maritime Holdings. We believe our relationship with Navios Maritime Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Maritime Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s leading crude producers, traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Maritime Holdings’ expertise in technical management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies.

•	Modern fleet built to high specifications. Following this offering, our fleet will consist of four modern VLCCs. We will also have an option to acquire seven additional VLCCs. We believe that our high-quality fleet provides us with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business. We have completed the pre-qualification process required by major energy companies, including BP, Chevron, Philips 66, Shell, Vela International Marine and Koch Industries and we believe our ability to comply with these rigorous and comprehensive standards relative to less qualified or less experienced operators allows us to compete effectively for new charters.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining employment term of 7.7 years to two strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, and Formosa Petrochemical, a Taiwan Stock Exchange-listed company with a market capitalization of approximately $23 billion. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

•	Financial strength and flexibility. Upon the closing of this offering, we will enter into a new credit facility that will provide us with a portion of the funds we will use to purchase our initial fleet. We are targeting a relatively conservative leverage profile at the closing of this offering, in order to allow for future flexibility in capital deployment. We also believe we will have access to public debt and equity markets in order to pursue expansion opportunities.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, see “Risk Factors” beginning on page 20 of this prospectus.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for crude, refined product, chemical and LPG tankers in a manner that is accretive to distributable cash flow per unit. Under the share purchase agreement that we will enter into with Navios Maritime Acquisition, we will have the option to purchase seven additional VLCC vessels. Additionally, during the term of the omnibus agreement, we will have the right to purchase from Navios Maritime Acquisition any VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker under a long-term charter agreement or existing VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker in the Navios Maritime Acquisition fleet that enters into a long-term charter agreement of five years or more. We believe that our long-term charters, strong relationships with reputable shipyards and financial flexibility will allow us to make additional accretive acquisitions based on our judgment and experience as to prevailing market conditions.

•

Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet through renewal of existing or new charters with built-in profit sharing arrangements. Currently, the vessels in our fleet have an average remaining employment term of 7.7 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. Our long-term, fixed-rate charters with profit sharing will provide us stable cash flows.

•	Our relationship with the Navios Group provides us with several commercial and operational advantages. In a highly fragmented industry, we believe that our relationship with the Navios Group provides us with several advantages. First, it creates economies of scale resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures than the industry average. Second, we believe that major oil companies and oil producers generally prefer to charter tankers from a limited number of large tanker fleet operators from whom they have previously chartered tankers and whose fleets they have pre-approved for quality, rather than smaller shipping companies which constitute a large proportion of the highly fragmented international tanker fleet. Finally, the Navios Group’s active and extensive involvement in the large tanker market provides us with access to reliable, in-depth and up-to-date market information.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability and safety. We intend to use Navios Maritime Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see “Risk Factors” beginning on page 20 of this prospectus.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units, including those set forth below. Please read carefully these and other risks described under “Risk Factors” beginning on page 20 of this prospectus.

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

•	Our initial fleet consists of only four vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•	We are focused on employing vessels on long-term charters of at least five years, which may not be typical for the crude oil, refined petroleum product, chemical and liquefied petroleum gas sectors of the seaborne transportation industry.

•	We depend on two customers for our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.

•	Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

•	We must make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.

•	Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•	We depend on Navios Maritime Holdings, Navios Maritime Acquisition and their affiliates to assist us in operating and expanding our business.

•	Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners and their respective affiliates may compete with us.

•	Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

•	Our general partner and its affiliates, including Navios Maritime Acquisition, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

•	Fees and cost reimbursements, which our manager will determine for services provided to us, will be significant, will be payable regardless of profitability and will reduce our cash available for distribution.

•	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Maritime Acquisition’s consent, unless Navios Maritime Acquisition’s ownership share in us is decreased.

•	You will experience immediate and substantial dilution of $ per common unit.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

Implications of Being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the registration statement of its initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the “PCAOB”, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company as of the earliest to occur of: (i) the last day of the fiscal year during which we had $1 billion or more in annual gross revenues; (ii) the date of our issuance, in a three-year period, of more than $1 billion in non-convertible debt; or (iii) the date on which we are deemed to be a “large accelerated filer” as defined for purposes of the Securities Exchange Act of 1934, or the “Exchange Act”, which will occur if the market value of our common units held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

Noncompetition

Pursuant to the omnibus agreement that we, Navios Maritime Acquisition, Navios Maritime Holdings and Navios Maritime Partners will enter into in connection with the closing of this offering, Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners and their controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers or LPG tankers under time charters of five or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that will allow Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners or any of their controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, under the omnibus agreement, we generally will agree only to acquire VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers or LPG tankers with charters of five or more years, subject to certain exceptions. If we own or operate a vessel pursuant to such exceptions, we may not subsequently expand that portion of our business other than pursuant to those exceptions. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Formation Transactions

General

We were formed on October 13, 2014 as a Marshall Islands limited partnership to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. Navios Maritime Midstream Partners GP LLC, a wholly-owned subsidiary of Navios Maritime Acquisition, was formed on October 13, 2014 to act as our general partner. The following transactions will occur in connection with this offering:

•	We will sell common units to the public in this offering, representing a % limited partner interest in us;

•	We will enter into a new credit facility that will provide us with financing availability of up to $126.0 million, and we will borrow $126.0 million thereunder upon the closing of the offering; and

•	At or immediately after the closing of this offering, Navios Maritime Acquisition will contribute to us all of the outstanding shares of capital stock of two of Navios Maritime Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited and Shinyo Kannika Limited) in exchange for subordinated units and common units;

•	At or immediately after the closing of this offering, Navios Maritime Acquisition will sell to us all of the outstanding shares of capital stock of two of Navios Maritime Acquisition’s vessel-owning subsidiaries (Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for (i) all of the net proceeds from this offering ($ based on the initial public offering price of $ per common unit), (ii) $126.0 million of the $126.0 million that we will borrow under the new credit facility that we will enter into at the closing of this offering, (iii) the issuance of subordinated units and common units to Navios Maritime Acquisition and (iv) the issuance of general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which will entitle the holder to increasing percentages of the cash we distribute in excess of $ per unit per quarter, to Navios Maritime Midstream Partners GP LLC, our general partner. See “Use of Proceeds.”

In addition, at or prior to the closing of this offering, we will enter into the following agreements:

•	share purchase agreement pursuant to which we will have options, exercisable at any time during a two-year period, to acquire the capital stock of seven subsidiaries that own seven VLCCs and related time charters;

•	a management agreement with the Manager pursuant to which the Manager will agree to provide us commercial and technical management services;

•	an administrative services agreement with the Manager, pursuant to which the Manager will agree to provide to us administrative services; and

•	an omnibus agreement with Navios Maritime Holdings, Navios Maritime Acquisition, Navios Maritime Partners, our general partner and others, governing, among other things:

•	when we, Navios Maritime Acquisition, Navios Maritime Holdings and Navios Maritime Partners may compete with each other; and

•	certain rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

Please read “Certain Relationships and Related Party Transactions.”

We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	a lower cost of capital for expansion and acquisitions; and

•	an enhanced ability to use equity securities as consideration in future acquisitions.

Holding Company Structure

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. Initially, our operating company, a limited liability company organized in the Marshall Islands, will be our only directly owned subsidiary and will conduct all of our operations through itself and its subsidiaries.

Organizational Structure After the Transactions

The following diagram depicts our simplified organizational structure after giving effect to the transactions described above:

	Number of Units	Percentage Ownership
Public Common Units
Navios Maritime Acquisition Common Units
Navios Maritime Acquisition Subordinated Units

General Partner Units		100%

*	Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests of the general partner from Navios Maritime Acquisition at fair market value.

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our principal executive offices are located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and our phone number is (011) + (377) 9798-2140. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.navios-midstream.com, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website, including Navios Maritime Acquisition’s website, is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described below and under “Conflicts of Interest and Fiduciary Duties.” This legal duty is commonly referred to as a “fiduciary” duty. Similarly, our directors and officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and Navios Maritime Holdings, Navios Maritime Acquisition and their other affiliates, including our general partner, on the other hand. In particular:

•	two of our executive officers, excluding our Chief Financial Officer, are also executive officers of Navios Maritime Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Maritime Holdings;

•	Navios Maritime Holdings, Navios Maritime Acquisition, Navios Maritime Partners and their other affiliates may compete with us; and

•	we have entered into arrangements, and may enter into additional arrangements, with Navios Maritime Holdings, Navios Maritime Acquisition, Navios Maritime Partners and certain of their subsidiaries, relating to the purchase of additional vessels, the provision of certain services and other matters. In the performance of their obligations under these agreements, Navios Maritime Holdings, Navios Maritime Acquisition, Navios Maritime Partners and their subsidiaries, other than Navios Maritime Midstream Partners GP LLC, are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

Please read “Management—Directors and Executive Officers” and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, please read “Conflicts of Interest and Fiduciary Duties.” For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

In addition, our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in the partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

The Offering

Common units offered to the public by us	common units; or common units if the underwriters exercise their option in full.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively; or common units and subordinated units if the underwriters exercise their option in full.

Use of proceeds	The proceeds from this offering will be used primarily to fund a portion of the purchase price of the capital stock in the subsidiaries of Navios Maritime Acquisition that own two of the four vessels in our initial fleet.

The purchase price of the capital stock of the subsidiaries that own the four vessels in our initial fleet will be equal to:

•	all of the net proceeds from our sale of an aggregate of common units in this offering (estimated at $ , based on the initial public offering price of $ per common unit), plus

•	$126.0 million of the $126.0 million of borrowings under our new credit facility, plus

•	subordinated units to be issued to Navios Maritime Acquisition and common units to be issued to Navios Maritime Acquisition, plus

•	the 2.0% general partner interest and all of our incentive distribution rights to be issued to our general partner.

Based on the assumed initial public offering price of $ per common unit and assuming that the fair market value of each subordinated unit and general partner unit is $ , the total dollar value of the consideration to be paid to Navios Maritime Acquisition for the capital stock of the subsidiaries that own the four vessels in our initial fleet is approximately $ .

The initial public offering price of our common units, as well as the total consideration to be paid to Navios Maritime Acquisition for the capital stock of the subsidiaries that own the four vessels in our initial fleet was determined through negotiations among us and the representatives of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price as well as the total consideration for the capital stock of the subsidiaries that own the vessels in our initial fleet were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Please read “Underwriting.”

Underwriters’ option	We have granted the underwriters a 30-day option to purchase up to additional common units. We will use the net proceeds of any exercise of the underwriters’ option to redeem a number of subordinated units from Navios Maritime Acquisition equal to the number of units for which the underwriters exercise their option.

Cash distributions	We intend to make minimum quarterly distributions of $ per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received an aggregate distribution of $ .

If cash distributions exceed $         per unit in a quarter, our general partner will receive increasing percentages, up to     % (including its 2.0% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of terms attached as Appendix B. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units. The amount of available cash we need to pay the minimum quarterly distributions for four quarters on our common units, subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $ .

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Results of Operations for the Twelve Months Ending September 30, 2015” and “—Forecast Assumptions and Considerations” that we will have sufficient cash available for distributions to enable us to pay all of the minimum quarterly distribution of $ per unit on all of our common and subordinated units for each quarter through September 30, 2015. However, unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. Please read “Our Cash Distribution Policy and Restrictions on Distributions—Pro Forma and Forecasted Cash Available for Distribution” and “How We Make Cash Distributions—Subordination Period.”

Subordinated units	Navios Maritime Acquisition will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $ per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $ on each outstanding unit and the corresponding distribution on the general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after September 30, 2017. The subordination period may also end prior to September 30, 2017 if certain financial tests are met as described below. When the subordination period ends, all subordinated units will automatically convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please read “How We Make Cash Distributions—Subordination Period.”

Early conversion of subordinated units	If we have earned and paid at least $ (150% of the annualized minimum quarterly distribution) on each outstanding unit for the four-quarter period ending on or before the date of determination, the subordinated units will convert into common units. Please read “How We Make Cash Distributions—Subordination Period.”

Issuance of additional units	Our partnership agreement allows us to issue an unlimited number of units without the consent of our unitholders.

Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Board of directors	We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors who will serve as directors for terms determined by our general partner. At our 2015 annual meeting, the common unitholders will elect four of our seven directors. The four directors elected by our common unitholders at our 2015 annual meeting will be divided into three classes to be elected by our common unitholders annually on a staggered basis to serve for three-year terms.

Voting rights	Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates, and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the U.S. Internal Revenue Code, as amended, or the Code.

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Navios Maritime Acquisition will own all of our subordinated units (representing     % of the total number of common and subordinated units, assuming no exercise of the underwriters’ option, and     % of the total number of common and subordinated units if the underwriters exercise their option). As a result, you will initially be unable to remove our general partner without Navios Maritime Acquisition’s consent because Navios Maritime Acquisition will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal and Navios Maritime Acquisition will have the right to acquire additional units in the future to maintain its percentage interest in our partnership. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates, including Navios Maritime Acquisition, own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

U.S. federal income tax considerations	Although we are organized as a partnership, we have elected to be treated as a corporation for U.S. federal income tax purposes. Under current U.S. federal income tax law, a portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, such dividends are expected to be taxable as “qualified dividend income” currently subject to a maximum 20% U.S. federal income tax rate. The remaining portion of our distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending , the distributions you receive that will constitute dividends for U.S. federal income tax purposes will be approximately % of the total cash distributions received during that period. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis for this estimate.

Exchange listing	The common units have been cleared for listing on the New York Stock Exchange under the symbol “NAP.”

Summary Selected Historical and Pro Forma Combined Financial and Operating Data

The following table presents in each case for the periods and at the dates indicated summary historical combined financial data, unaudited pro forma financial data and operating data of Navios Maritime Midstream Partners Predecessor. We have derived the summary historical combined financial data for the years ended December 31, 2013 and 2012 from our audited combined financial statements appearing elsewhere in this prospectus. The summary historical combined financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 are derived from our unaudited combined financial statements appearing elsewhere in this prospectus. The combined financial statements included in the prospectus have been carved-out of the consolidated financial statements of Navios Maritime Acquisition, which owned the VLCCs that we will acquire in connection with this offering during the periods ended September 30, 2014, December 31, 2013 and 2012. Results of operations have been included from the respective dates that the vessel-owning subsidiaries were acquired. Navios Maritime Acquisition’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries to be acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results.

We have derived the selected pro forma financial data of Navios Maritime Midstream Partners L.P. as of September 30, 2014 and for the year ended December 31, 2013 and for the nine months ended September 30, 2014 from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2013 and the nine months ended September 30, 2014, assumes this offering and the related transactions occurred on January 1, 2013. The pro forma balance sheet assumes this offering and the related transactions occurred on September 30, 2014. The pro forma financial data may not be comparable to the historical financial data for the reasons set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements, unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Pro Forma	Pro Forma	Historical
(In thousands of U.S. dollars, except fleet data)	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$47,526	$63,659	$47,526	$47,610	$63,659	$64,059
Time charter expenses	(579)	(900)	(579)	(689)	(900)	(1,185)
Direct vessel expenses	(994)	(1,919)	(994)	(1,440)	(1,919)	(1,898)
Management fees	(10,374)	(13,870)	(10,670)	(10,920)	(14,600)	(14,640)
General and administrative expenses	(1,500)	(2,000)	(756)	(597)	(866)	(947)
Depreciation and amortization	(14,632)	(19,508)	(14,632)	(14,632)	(19,508)	(20,211)
Interest expenses and finance cost	(2,951)	(4,258)	(21,343)	(23,731)	(31,249)	(31,803)
Loss on bond extinguishment	—	—	—	—	(23,188)	—
Other income	5	—	5	—	—	267
Other expense	—	(74)	—	(20)	(74)	(15)

Net income /(loss)	$16,501	$21,130	$(1,443)	$(4,419)	$(28,645)	$(6,373)

Pro forma income /(loss) per common unit	$	$	—	—	—	—

	Pro Forma	Historical
	As of September 30, 2014	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012

Balance Sheet Data (at period end)
Total current assets	$20,974	$81,693	$45,944	$36,770
Vessels, net	324,284	324,284	336,452	352,674
Total assets	381,509	448,282	428,713	440,785
Total current liabilities	12,862	3,197	2,967	16,112
Long-term debt, net of current portion	115,496	341,034	341,034	356,287
Owner’s net investment	$253,151	$104,051	$84,712	$43,586

	Historical
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012

Cash Flow Data
Net cash provided by / (used in) operating activities	15,029	(27,731)	(39,054)	5,247
Net cash (used in) /provided by investing activities	(38,906)	4,291	(4,531)	(31,225)
Net cash provided by financing activities	20,782	22,944	47,961	30,592
Change in cash and cash equivalents	$(3,095)	$(496)	$4,376	$4,614

Fleet Data
Vessels at end of period	4	4	4	4

RISK FACTORS

Although many of our business risks are comparable to those a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. You should carefully consider the following risk factors together with all of the other information included in this prospectus when evaluating an investment in our common units.

If any of the following risks actually occur, our business, financial condition, cash flows or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risk Inherent in Our Business

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution of $         per common unit following the establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

•	the rates we obtain from our charters and the market for long-term charters when we recharter our vessels;

•	the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we will pay a fixed daily fee for an initial term of approximately two years from the closing of this offering;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled inspection, maintenance or repairs of submerged parts, or drydocking, of our vessels;

•	demand for crude oil;

•	supply of VLCCs;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

•	the level of capital expenditures we make, including those associated with maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	interest rate fluctuations;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings, including the payment of distributions to unitholders; and

•	the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our estimate of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecast of results of operations and cash available for distribution for the twelve months ending September 30, 2015. The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, the Company’s management. Our independent auditors have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, our independent auditors do not express an opinion or any other form of assurance with respect thereto. Our independent auditors’ report included in this prospectus relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed in this section that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering is $        . For a forecast of our ability to pay the full minimum quarterly distributions on the common units, the subordinated units and the 2.0% general partner interest for the twelve months ending September 30, 2015, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Forward-Looking Statements.”

Our initial fleet consists of only four vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our initial fleet consists of only four VLCCs. If any of our vessels is unable to generate revenues for any significant period of time for any reason, including unexpected periods of off-hire or early charter termination (which could result from damage to our vessels), our business, financial condition, results of operations and cash flows, including cash available for distribution to unitholders, could be materially and adversely affected. The impact of any limitation in the operation of our vessels or any early charter termination would be amplified during the period prior to acquisition of additional vessels from Navios Maritime Acquisition, as a substantial portion of our cash flows and income are dependent on the revenues earned by the chartering of our four VLCCs. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay for such repair costs, which would decrease our earnings and cash flows.

We are focused on employing vessels on long-term charters of at least five years, which may not be typical for the crude oil, refined petroleum product, chemical and LPG sectors of the seaborne transportation industry.

One of our principal strategies is to enter into additional long-term charters of at least five years, which may not be the typical charter length for vessels in our sectors, although we believe it is impractical to determine the typical charter length for vessels in our sectors due to factors such as market dynamics, charter strategy and the private nature of charter agreements. In our experience, charters are generally entered into for time periods of less than five years, although we are not aware of any empirical evidence that supports this observation. If a market for long-term time charters in the crude oil, refined petroleum product, chemical and LPG tanker sectors does not develop, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for the VLCCs in our initial fleet or for any vessels that we acquire in the future. As a result, our revenues and cash flows may become more volatile. In addition, an active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could result in a decrease in our revenues and cash flows, including cash available for distribution to unitholders, if we enter into charters during periods when the market price for shipping crude oil, refined petroleum product, chemical and LPG is depressed.

Due to our lack of diversification, adverse developments in the tanker industry could adversely affect our business, particularly if such developments occur at a time when we are seeking a new charter.

Due to our lack of diversification, an adverse development in the tanker industry could have a significantly greater impact on our business, particularly if such developments occur at a time when our ships are not under charter or nearing the end of their charters, than if we maintained more diverse assets or lines of businesses.

We depend on two customers for our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and cash available for distribution to unitholders and breaches of the charters may be difficult to enforce.

We derive our revenue from two charterers. For the nine month period ended September 30, 2014, Cosco Dalian and Formosa Petrochemical accounted for 77.9% and 22.1%, respectively, of our total revenue. The loss of these customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s poor financial performance, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

These factors may include general economic conditions, the condition of the crude oil, product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition and cash available for distribution to unitholders could be materially adversely affected.

Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2013, it has traded between a low of 577 and a high of 1,344; as of September 16, 2014, it stood at 630. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or approximately 77%. It has traded between a low of 483 and a high of 729 since January 2013 and stood at 554 as of September 16, 2014. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 6.0 million barrels per day in August 2014 and the US has steadily increased its total petroleum product exports by about 265% to 3.8 million barrels per day in June 2014 from 1 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, from the second half of 2008 until recently the world’s economies experienced a major economic slowdown and uncertainty remains with respect to the ongoing recovery, the sustainability of which is very difficult to forecast and is expected to continue to have a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from nearly 50% at its recent peak in 2008 to 13.8% as of July 2014. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

The market values of our vessels or vessels we may acquire have declined from historically high levels and may fluctuate significantly, which could cause us to breach covenants in our debt instruments, result in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have remained flat or increased slightly. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of our labor and materials;

•	the cost of suitable replacement vessels;

•	customer/market requirements;

•	increases in the size of our fleet; and

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources and Uses.”

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking will be paid to the Manager at cost under a management agreement. The initial term of the management agreement will be five years from the closing of this offering and this fee will be fixed for the first two years of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse the manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed previous estimates.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities and paying distributions to our unitholders.

Upon the closing of this offering, we will enter into a new credit facility which will provide us with the ability to borrow up to $126.0 million, of which we expect $126.0 million will be outstanding after the closing of this offering. There can be no assurance we will be able to obtain such financing. Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our new credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•	our debt level may limit our ability to pay distributions to our unitholders.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

The new credit facility that we will enter into in connection with this offering contains restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in the new credit facility that we will enter into upon the closing of this offering and any future credit facility could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

Upon the closing of this offering, we will enter into a new credit facility which contains a covenant that Navios Maritime Acquisition and/or Navios Maritime Holdings must own in the aggregate 100% of our general partner. The new credit facility also contains a covenant that Ms. Frangou will at all times hold the position of our Chairman of the Board and Chief Executive Officer. Our ability to comply with the covenants and restrictions that will be contained in our new credit facility and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our new credit facility, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under the new credit facility will be secured by certain of our vessels, and if we are unable to repay borrowings under such credit facility, lenders could seek to foreclose on those vessels.

Restrictions in our debt agreements may prevent us from paying distributions.

Our payment of principal and interest on the debt will reduce cash available for distribution on our units. In addition, our new credit facility prohibits the payment of distributions if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions. For more information regarding our financing arrangements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The initial public offering price for the common units and the total consideration to be paid to Navios Maritime Acquisition for the interests in the entities that own the vessels in our initial fleet was determined by negotiations among us and the representatives of the underwriters.

There has been no public trading market for our common units prior to this offering. As a result, the initial public offering price for our common units was determined through negotiations among us and the representatives of the underwriters. In addition, the total consideration to Navios Maritime Acquisition in the form of common units, subordinated units, the 2.0% general partner interest, incentive distribution rights, and cash for the interests in the entities that own the vessels in our initial fleet was dependent on the initial public offering price. We did not obtain an independent third-party valuation regarding the total value of the interests in the entities that own the vessels in our initial fleet. In negotiating the initial public offering price for our common units, the underwriters and Navios Maritime Acquisition may have had interests which differ from the interests of our unitholders. Accordingly, the initial public offering price may be different than the price that would have been determined based on an independent third-party valuation regarding the value of our initial fleet, or the market price of the common units that will prevail in the trading market. Please read “Use of Proceeds,” “Conflicts of Interest and Fiduciary Duties” and “Underwriting.”

We depend on Navios Maritime Holdings, Navios Maritime Acquisition and their affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement between us and the Manager, the Manager will provide to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management Agreement.” In addition, pursuant to an administrative services agreement between us and the Manager, the Manager will provide to us significant administrative, financial and other support services. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.” Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. We may also in the future contract with Navios Maritime Holdings or Navios Maritime Acquisition for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Navios Maritime Holdings, Navios Maritime Acquisition and their reputations and relationships in the shipping industry. If Navios Maritime Holdings or Navios Maritime Acquisition suffer material damage to their reputations or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

In addition to our two-year option to purchase seven additional VLCCs from Navios Maritime Acquisition and our option to purchase additional vessels from Navios Maritime Acquisition if they are placed under charters of five years or more, we intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

In the future, we may need to raise additional capital to maintain, replace and expand the operating capacity of our fleet and fund our operations. Among other things, we hold options to acquire seven VLCCs from Navios Maritime Acquisition at fair market value and we do not currently have financing sources in place to fund the acquisition of these vessels. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing ships as a result of technological advances in ship design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our unitholders may experience dilution or reduced distributions per unit. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or pay distributions. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our unitholders. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

Our growth depends on continued growth in demand for crude oil, refined petroleum products, liquified petroleum gas and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth strategy focuses on expansion in the crude oil, refined petroleum product, chemical tanker and LPG sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates partially or completely closing refineries and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for crude oil, refined petroleum products, LPG and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport crude oil, refined petroleum products, LPG and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We will employ our tanker vessels in the highly competitive crude oil, product, chemical and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

Long-term time charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of crude oil, refined petroleum products, LPG and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to re-charter our vessels. It is also likely that we will face increased numbers of competitors entering into the crude oil, refined petroleum product, LPG and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

As a result of these factors, we may be unable to obtain customers for long-term time charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters, our vessels will not be available for trading in the spot market during an upturn in the crude oil, refined petroleum product, LPG and chemical tanker market cycles, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Delays in deliveries of any future newbuild vessels, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

Any newbuildings we may contract to acquire or order in the future, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; or

•	our inability to finance the purchase of the vessel.

If delivery of any newbuild vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.

All of the vessels we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

All of our VLCCs that we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Although we have considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future. The age of some of the VLCCs may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy some of our VLCCs or future refined petroleum product tankers, LPG tankers and chemical tankers from time to time in the spot market. Although spot chartering is common in the refined petroleum product, chemical, LPG and crude oil sectors, refined petroleum product, chemical and LPG tanker and VLCCs’ charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil, refined petroleum product, LPG and chemical, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. Any successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and there is no assurance that the crude oil, refined petroleum product, LPG and chemical tanker charter market will recover over the next several months or will not continue to decline further.

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Our initial fleet of VLCCs is contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including January 2017 through June 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCCs due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCCs on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCCs profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.

If our vessels suffer damage or require upgrade work, they may need to be repaired at a drydocking facility. Our vessels may occasionally require upgrade work in order to maintain their classification society rating or as a result of changes in regulatory requirements. In addition, our vessels will be off-hire periodically for intermediate surveys and special surveys in connection with each vessel’s certification by its classification society. The costs of drydock repairs are unpredictable and can be substantial and the loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. Our insurance generally only covers a portion of drydocking expenses resulting from damage to a vessel and expenses related to maintenance of a vessel will not be reimbursed. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility on a timely basis or may be forced to move a damaged vessel to a drydocking facility that is not conveniently located to the vessel’s position. The loss of earnings while any of our vessels are forced to wait for space or to relocate to drydocking facilities that are far away from the routes on which our vessels trade would further decrease our earnings.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Under our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, such period ranging from 7 to 180 consecutive off-hire days.

Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for our initial fleet of VLCCs expire during the period from and including January 2017 through June 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, materially adversely affect our business, financial condition and results of operations.

The crude oil, refined petroleum product, LPG and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results upon the re-delivery of our vessels from fixed charter.

The crude oil, refined petroleum product, LPG and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The refined petroleum product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, are subject to seasonal fluctuations.

We may enter into the LPG shipping market in the future, which is a highly competitive and cyclical market.

Currently, our fleet does not contain any LPG tankers. However, we may enter into the LPG shipping market in the future. The Navios Group does not have experience in the LPG shipping market and therefore we may not be successful. Competition in the operation of LPG carriers is intense. We anticipate that an increasing number of maritime transport companies, including many with strong reputations and extensive resources and experience, will enter the LPG shipping market. Potential competitors may have significantly greater financial resources than we do. Competition for the transportation of LPG depends on the price, location, size, age, condition and acceptability of the vessel to the charterer. Further, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, newbuildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than us, including better charter rates. As a result, we may be unable to obtain customers in the LPG shipping market on a profitable basis, if at all. In addition, historically, the international LPG shipping market has been cyclical with attendant volatility in profitability, charter rates and vessel values. This cyclicality can materially adversely affect our business during the downturns in the market. Our growth depends in part on our ability to succeed in the LPG market which will depend on the growth in the supply and demand for LPG products and LPG shipping, which was materially adversely affected by the sharp decrease in world trade that the global economy experienced in the latter part of 2008 and in 2009. There can be no assurance that the LPG market will be or remain strong when we enter the market.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits Sox emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North

American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We will seek to operate a fleet of crude, product, chemical and LPG tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 28, 2014, had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

The Manager may on our behalf be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for its employees and crew.

Our success will depend in part on the Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense, and crew manning costs continue to increase. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (“ISPS”) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances;

In addition, increased operational risks arise as a consequence of the complex nature of the crude oil, product and chemical tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers. Damage and loss could also arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up environmental damage could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. Furthermore, the involvement of our vessels in a disaster or delays in delivery, damage or the loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.

A failure to pass inspection by classification societies could result in our vessels becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.

We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have a material adverse effect on our financial condition and results of operation.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain insurance against loss of hire for our vessels, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

Because international tanker companies often generate most or all of their revenues in U.S. dollars, but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2013, the value of the U.S. dollar as compared to the Euro decreased by approximately 4.0% compared with the respective value as of December 31, 2012. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

Current global economic uncertainty may negatively impact our business.

In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate such vessels profitably.

•	the market value of our vessels could decrease significantly, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired. In addition, such a decline in the market value of our vessels could prevent us from borrowing under our credit facilities or trigger a default under one of their covenants.

•	charterers could have difficulty meeting their payment obligations to us.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of

Somalia and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker and the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by Navios Maritime Acquisition, came under attack from a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessel or her crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with respect to the VLCCs.

The shipping industry, and especially the shipment of crude oil, refined petroleum products, LPG and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, such as Exxon Mobil, BP, Royal Dutch Shell, Chevron, ConocoPhillips and Total, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Under the terms of our charter agreements, our charterers require that these vessels and the technical manager are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.

Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We maintain hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution and war risk insurance, consistent with industry standards, against these risks on our vessels and other business assets. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims could lower our profitability and be detrimental to our operations.

Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows and place strains on our liquidity and capital resources.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry).

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session, held from March 31-April 4, 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force, on January 1, 2013, of the mandatory efficiency measures. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It also established a working group with an instruction to consider development of a data collection system for fuel consumption of ships. Further, it adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. Following an agreement at MEPC 65, it was confirmed that progress had been made in relation to the Update Study regarding estimated greenhouse gas emissions for international shipping, and that a report would be considered at MEPC 67 in October 2014.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process (most recently the European Parliament adopted the text of the draft Regulation by way of a legislative resolution dated 16 April 2014) and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines, penalties and other sanctions.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expand the application of prohibitions to non-U.S. companies, such as our company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). While certain of these restrictions have been suspended until November 2014 there are still limitations in place with which we need to comply. In addition to foregoing U.S. sanctions against Iran, the sanctions applicable with respect to Iran and transactions involving Iran within U.S. jurisdiction, we must comply with any applicable prohibitions of E.U. sanctions against Iran.

In 2010, the four VLCCs that comprise the initial fleet, while on charter to other parties, made calls on ports in Iran aggregating 13 days (the “2010 Port Call”). In 2011, the four VLCCs that comprise the initial fleet, while on charter to other parties, made calls on ports in Iran aggregating approximately 12 days (the “2011 Port Call”). In 2012, three of the VLCCs in the Partnership’s initial fleet while chartered to Dalian Ocean Shipping Co. (“DOSCO”) and the remaining VLCC while chartered to Formosa Petrochemical Corporation of Taiwan (“FPCT”), made port calls to Iran for a combined length of approximately 15 days for the transportation of crude oil from Iran to China and Taiwan (the “2012 Port Call”). The shipper of the cargo in all cases was National Iranian Oil Company (“NIOC”), and the recipients of the cargoes were, respectively, Unipec Asia Company Limited, HK Intertrade Company Limited and Formosa Petrochemical. NIOC is an entity identified as the Government of Iran under the Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran). Neither the Partnership, nor, to the knowledge of the Partnership, DOSCO and FPCT had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with these port calls, other than receiving cargo owned by NIOC.

The 2012 Port Call was limited to a routine acceptance and loading of cargo for the benefit of DOSCO and FPCT while the vessels were on charter to and under complete operational control of DOSCO and FPCT. Although NIOC was an entity whose name appeared on the U.S. Office of Foreign Assets Control’s List of Blocked Persons and Specially Designated Nationals at the time of the port calls, the purchase and lifting of crude oil shipped by that entity, did not constitute prohibited activity by the Partnership as a non-U.S. person, and as such, this did not have any legal compliance consequence for the Partnership as a non-U.S. person and to the Partnership’s transactions, which had no U.S. nexus. The acceptance and transportation of the crude oil to China also did not constitute sanctionable activity under U.S. Iran sanctions laws.

With respect to the 2010 Port Call, the Partnership’s aggregate gross revenues attributable to those approximately 13 days of port calls was approximately $0.6 million. With respect to the 2011 Port Call, the Partnership’s aggregate gross revenues attributable to those approximately 12 days of port calls was approximately $0.5 million. With respect to the 2012 Port Call, the Partnership’s aggregate gross revenues those 15 days of port calls was approximately $0.7 million. Since May 2012, the vessels that will form the initial fleet of the Partnership have not performed any voyages involving calls to Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the US and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics, which incorporates our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the repricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions.

In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Labor interruptions and problems could disrupt our business.

Certain of our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow and financial condition.

In the highly competitive crude oil, refined petroleum product, LPG and chemical tanker sectors of the shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our vessels in the crude oil sector and may, in the future, employ our vessels in the refined petroleum product, LPG and chemical tanker sectors, highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and our managers to the charterers. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions to unitholders.

We are a holding company. Our subsidiaries will conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions to unitholders depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of its jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to make distributions to unitholders.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties, as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us.

Risks Inherent in an Investment in Us

The Manager has limited experience in the crude oil, refined petroleum product and chemical tanker sectors. The Manager has no experience in the LPG sector.

The Manager, a wholly-owned subsidiary of Navios Maritime Holdings, oversees the commercial, administrative and technical management of our fleet. Navios Maritime Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 43% of Navios Maritime Acquisition’s shares of common stock as of March 14, 2014. Other than with respect to South American operations and operations through Navios Maritime Acquisition, Navios Maritime Holdings has limited experience in the crude oil, refined petroleum chemical and product tanker sectors. Such limited experience could cause Navios Maritime Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Maritime Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, refined petroleum product or chemical tanker sectors, it could have a material adverse effect on our operations. The Manager has no experience in the LPG sector.

Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners and their respective affiliates may compete with us.

Pursuant to the omnibus agreement that we, Navios Maritime Acquisition, Navios Maritime Holdings and Navios Maritime Partners will enter into in connection with the closing of this offering, Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners and their controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that will allow Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners or any of their controlled affiliates to compete with us under specified circumstances which could harm our business. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning more than 4.9% of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders may only elect four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will be required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the Sarbanes-Oxley Act, the SEC and the securities exchange on which our common units will be listed. We will incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will be approximately $2.0 million annually, and will include costs associated with annual reports to unitholders, tax return, investor relations, registrar and transfer agent’s fees, director and officer liability insurance costs and director compensation.

Our general partner and its affiliates, including Navios Maritime Acquisition and Navios Maritime Holdings, own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following this offering, Navios Maritime Acquisition will indirectly own the 2.0% general partner interest and a     % limited partner interest in us, assuming no exercise of the underwriters’ option, and will own and control our general partner. Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value. Two of our executive officers also serve as executive officers of Navios Maritime Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Maritime Holdings and as such they have fiduciary duties to Navios Maritime Acquisition and Navios Maritime Holdings that may cause them to pursue business strategies that disproportionately benefit Navios Maritime Acquisition or Navios Maritime Holdings or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Navios Maritime Acquisition and Navios Maritime Holdings and their affiliates, including our general partner on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Navios Maritime Acquisition or Navios Maritime Holdings or their affiliates to pursue a business strategy that favors us or utilizes our assets, and Navios Maritime Acquisition’s and Navios Maritime Holdings’ officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Navios Maritime Acquisition and Navios Maritime Holdings, which may be contrary to our interests;

•	our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Navios Maritime Acquisition and Navios Maritime Holdings, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

•	our general partner and our directors have limited liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while the remedies available to our unitholders are also restricted, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

•	our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

•	our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Certain Relationships and Related Party Transactions,” “Conflicts of Interest and Fiduciary Duties” and “The Partnership Agreement.”

Our officers face conflicts in the allocation of their time to our business.

Two of our executive officers, excluding our Chief Financial Officer, are also executive officers of Navios Maritime Acquisition and three of our executive officers and one of our directors also serve as executive officers and/or directors of Navios Maritime Holdings. Navios Maritime Acquisition and Navios Maritime Holdings conduct substantial businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers, who also provide services to affiliates of Navios Maritime Acquisition and Navios Maritime Holdings. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to Navios Maritime Acquisition and Navios Maritime Holdings and their affiliates. Based solely on the anticipated relative sizes of our initial fleet and the fleet owned by Navios Maritime Acquisition and Navios Maritime Holdings and their affiliates over the next twelve months, we estimate that our officers, excluding our Chief Financial Officer, may spend a substantial portion of their monthly business time dedicated to the business activities of Navios Maritime Acquisition and Navios Maritime Holdings and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. Our Chief Financial Officer, Erifili Tsironi, is not an officer of Navios Maritime Acquisition or Navios Maritime Holdings and will dedicate her time primarily to our business.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no fiduciary duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Maritime Acquisition. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or our officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Fees and cost reimbursements, which the Manager will determine for services provided to us, will be significant, may be higher in the third through fifth year periods than the fixed fees incurred in the first and second year periods after the closing of the offering, will be payable regardless of profitability and will reduce our cash available for distribution.

Under the terms of our management agreement with the Manager, we will pay a daily fee of $9,500 per VLCC for technical and commercial management services provided to us by the Manager. The initial term of the management agreement will be five years from the closing of this offering and this fee will be fixed for the first two years of that agreement. The daily fee to be paid to the Manager includes all costs incurred in providing certain commercial and technical management services to us as described under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management Agreement.” While this fee is fixed for an initial term of two years, for the remaining three years of the term of the management agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet, which may result in significantly higher fees for the remaining three years of the term. All of the fees we are required to pay to the Manager under the management agreement will be payable to our manager without regard to our financial condition or results of operations. In addition, the Manager will provide us with administrative services, including the services of our officers and directors, pursuant to an administrative services agreement which has an initial term of five years, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time. The fees and reimbursement of expenses to the Manager are payable regardless of our profitability and could materially adversely affect our ability to pay cash distributions.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Navios Maritime Acquisition’s consent, unless Navios Maritime Acquisition’s ownership share in us is decreased; all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

•	The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2⁄3% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, Navios Maritime Acquisition will own % of the total number of common and subordinated units, assuming no exercise of the underwriters’ option.

•

If our general partner is removed without “cause” during the subordination period and units held by our general partner and Navios Maritime Acquisition are not voted in favor of that removal, (i) all remaining subordinated units will automatically convert into common units, (ii) any existing arrearages on the common units will be extinguished and (iii) our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the general partner interest and incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively large. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be effectively redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	We have substantial latitude in issuing equity securities without unitholder approval.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to Navios Maritime Holdings or a third party without unitholder consent.

Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value, without the consent of unitholders. Our general partner may also transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Navios Maritime Acquisition and certain affiliates of Navios Maritime Acquisition. These unitholders have the right subject to some conditions to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering, Navios Maritime Acquisition will own         subordinated units and the incentive distribution rights. Following their registration and sale under an applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

You will experience immediate and substantial dilution of $         per common unit.

The initial public offering price of $         per common unit exceeds pro forma net tangible book value of $         per common unit. Based on the initial public offering price, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Please read “Dilution.”

We may issue additional equity securities in connection with acquisitions and may do so without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

If we exercise our option to purchase the seven additional VLCCs from Navios Maritime Acquisition, we may finance such acquisition, in whole or in part, by issuing additional equity securities. If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “How We Make Cash Distributions—Subordination Period”, “—Distributions of Available Cash From Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period”.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates, including Navios Maritime Acquisition, own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

At the completion of this offering, Navios Maritime Acquisition, an affiliate of our general partner, will not own any of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option and conversion of our subordinated units into common units, Navios Maritime Acquisition will own              common units, representing a     % limited partner interest in us.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield-based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline. In addition, our interest expense will increase, since initially our debt will bear interest at a floating rate, subject to any interest rate swaps we may enter into the future.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. Immediately upon completion of this offering, there will be only         common units outstanding. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well developed body of partnership law; as a result, unitholders may have more difficulty in protecting their interests than would unitholders of a similarly organized limited partnership in the United States.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our officers or directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Monaco. In addition, our general partner is a

Marshall Islands limited liability company, and our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, Monaco and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, the PCAOB is currently prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such PCAOB inspections.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Summary—Implications of Being an Emerging Growth Company”. We have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, which election is irrevocable. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Partnership,” “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Consideration—Marshall Islands Tax Consequences” for a more complete discussion of the expected material U.S. federal income and Marshall Islands tax considerations relating to us and the ownership and disposition of our common units.

We may be subject to taxes, which may reduce our cash available for distribution to our unitholders.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. unitholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their units in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected method of operation, we believe that we will not be a PFIC for our taxable year, and we expect that we will not become a PFIC with respect to any other taxable year. In this regard, we expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC. Moreover, although there is legal authority for our position, there is also contrary authority and no assurance can be given that the Internal Revenue Service, or the IRS, will accept our position. Please read “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50.0% of the gross transportation income of a vessel-owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at up to a 35.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

We believe that we will qualify for the statutory tax exemption under Section 883 of the Code, and we intend to take this position for U.S. federal income tax return reporting purposes. Please read “Business—Taxation of the Partnership.” However, our position is based on certain assumptions regarding us, our units and the holders thereof, and there are factual circumstances, including some that may be beyond our control, that could cause us to fail to qualify for the benefit of this tax exemption. Furthermore, our board of directors could determine that it is in our best interests to take an action or actions that would result in this tax exemption not applying to us. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under

Marshall Islands law. Therefore, we cannot give any assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S. source international transportation income or, if such U.S. source international transportation income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our failure to qualify for the Section 883 exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in such a manner that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any particular country, including Greece, will be largely a question of fact to be determined based upon an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with the Manager, and the way we conduct business or operations, all of which may change over time. Furthermore, the laws of Greece or any other country may change in a manner that causes that country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

The portion of our distributions that will be taxed as dividend income is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, any of which could be resolved against us, result in a higher ratio of dividend income to distributions and adversely affect the value of the common units.

We estimate that if you hold the common units that you purchase in this offering through the period ending                 , the distributions you receive that will constitute dividends for U.S. federal income tax purposes will be approximately         % of the total cash distributions received during that period. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of your tax basis in the common units and thereafter as capital gain. These estimates are based on certain assumptions which are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders—Ratio of Dividend Income to Distributions.”

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, the markets in which we operate, and our ability to make cash distributions in the future as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	any forecasts or predictions regarding the amount of and our ability to make any cash distributions to our unitholders in the future;

•	our ability to maintain or develop new and existing customer relationships, including our ability to enter into charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

•	our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ the newbuildings we have on firm order or any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions; and

•	changes in the standard of service or the ability of our technical manager to be approved as required.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Risk Factors”.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, the Company’s management. Our independent auditors have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, our independent auditors do not express an opinion or any other form of assurance with respect thereto. Our independent auditors’ report included in this prospectus relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The forward-looking statements, contained in this prospectus, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

The proceeds from this offering will be used primarily to fund a portion of the purchase price of the capital stock in the subsidiaries of Navios Maritime Acquisition that own the four vessels in our initial fleet.

The purchase price of the capital stock of the subsidiaries that own the four vessels in our initial fleet will be equal to:

•	all of the net proceeds from our sale of an aggregate of common units in this offering (estimated at $ , based on (i) the assumed initial public offering price of $ per common unit and (ii) underwriting discount and other offering expenses of $ ), plus

•	$126.0 million of the $126.0 million of borrowings under our new credit facility, plus

•	subordinated units and common units to be issued to Navios Maritime Acquisition, plus

•	the 2.0% general partner interest and all of our incentive distribution rights to be issued to our general partner.

Based on the assumed initial public offering price of $         per common unit and assuming that the fair market value of each subordinated unit and general partner unit is $        , the total dollar value of the consideration to be paid to Navios Maritime Acquisition for the capital stock of the subsidiaries that own or have rights to the vessels in our initial fleet is approximately $        . Please see “Note 4: Vessels, net” of the unaudited condensed notes to the condensed combined financial statements of the Partnership.

The initial public offering price of our common units, as well as the total consideration to be paid to Navios Maritime Acquisition for the capital stock of the subsidiaries that own the four vessels in our initial fleet was determined through negotiations among us and the representatives of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price as well as the total consideration for the capital stock of the subsidiaries that own the vessels in our initial fleet were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

Please read “Underwriting.”

We will use the net proceeds of any exercise of the underwriters’ option to redeem a number of subordinated units from Navios Maritime Acquisition equal to the number of units for which the underwriters exercise their option.

Navios Maritime Acquisition will use the proceeds it receives from us for general corporate purposes. These general corporate purposes may include the acquisition of additional vessels, capital expenditures or the repayment of debt.

CAPITALIZATION

The following table shows:

•	our historical cash and cash equivalents and capitalization as of September 30, 2014; and

•	our cash and cash equivalents and capitalization as of September 30, 2014, on a pro forma as adjusted basis to reflect the transactions described below assuming no exercise of the underwriters’ option and the sale of common units at an assumed price of $ per share:

•	We will sell common units to the public in this offering, representing a % limited partner interest in us;

•	We will enter into a new credit facility that will provide us with financing availability of up to $126.0 million, and we will borrow $126.0 million thereunder upon the closing of the offering; and

•	At or immediately after the closing of this offering, Navios Maritime Acquisition will contribute to us all of the outstanding shares of capital stock of two of Navios Maritime Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited and Shinyo Kannika Limited) in exchange for subordinated units and common units;

•	At or immediately after the closing of this offering, Navios Maritime Acquisition will sell to us all of the outstanding shares of capital stock of two of Navios Maritime Acquisition’s vessel-owning subsidiaries (Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for (i) all of the net proceeds from this offering ($ based on the initial public offering price of $ per common unit), (ii) $126.0 million of the $126.0 million that we will borrow under the new credit facility that we will enter into at the closing of this offering, (iii) the issuance of subordinated units and common units to Navios Maritime Acquisition and (iv) the issuance of general partner units, representing a 2.0% general partner interest in us, and of all of our incentive distribution rights, which will entitle the holder to increasing percentages of the cash we distribute in excess of $ per unit per quarter to our general partner. See “Use of Proceeds.”

This table is derived from and should be read together with the audited and unaudited pro forma combined financial statements and the accompanying notes contained elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	As of September 30, 2014
	Actual		Pro Forma—As Adjusted
	(In thousands of U.S. Dollars)
Cash and cash equivalents		$6,057	$

Debt
Ship Mortgage Notes(2)		$341,034	$
New Credit Facility(1)(2)

Total Debt		341,034

Partners’ capital:
Common unitholders, actual common units authorized, common units issued and outstanding; as adjusted for common units authorized and common units issued and outstanding	$		$
General partner interest, actual units authorized, units issued and outstanding; as adjusted for units authorized and units issued and outstanding
Subordinated Units, actual subordinated units authorized, subordinated units issued and outstanding; as adjusted for subordinated units authorized and subordinated units issued and outstanding

Total partners’ capital

Owner’s net investment		104,051

Total capitalization		$445,085	$

(1)	All debt is guaranteed by our subsidiaries and secured by mortgages covering our vessels.
(2)	The Ship Mortgage Notes will not be transferred to us upon completion of this offering and our vessel-owning subsidiaries will be released from their full and unconditional guarantees of the Ship Mortgage Notes. Our new credit facility is expected to provide us with financing availability of up to $126.0 million. $ of this amount will be used to pay a portion of the cash purchase price for the capital stock of the subsidiaries to be acquired by us from Navios Maritime Acquisition. $ of this amount will be used to pay estimated financing fees and $ of this amount will be retained by us for working capital. If the offering price is below $ , we will fund any additional amounts needed to purchase the vessels with additional borrowings under our credit facility.

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the assumed initial public offering price of $         per common unit, on a pro forma basis as of September 30, 2014, after giving effect to this offering of common units, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation transactions related to this offering, our net tangible book value would have been $         million, or $         per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit	$
Pro forma net tangible book value per common unit before this offering(1)
Decrease in net tangible book value per common unit attributable to new investors in this offering

Less: Pro forma net tangible book value per common unit after this offering(2)
Immediate dilution in net tangible book value per common unit to new investors in this offering

(1)	Determined by dividing the total number of units ( subordinated units and the 2.0% general partner interest represented by general partner units) to be issued to our general partner and its affiliates for their sale and contribution of assets and liabilities to us into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units ( common units, subordinated units and the 2.0% general partner interest represented by general partner units) to be outstanding after this offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
General partner and its affiliates(1)(2)
New investors

Total

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates, including Navios Maritime Acquisition, will own an aggregate of subordinated units, common units and the 2.0% general partner interest represented by general partner units. We will use the net proceeds of any exercise of the underwriters’ option to redeem a number of subordinated units from Navios Maritime Acquisition equal to the number of units for which the underwriters exercise their option. If the underwriters exercise their overallotment option in full, our general partner and its affiliates, including Navios Maritime Acquisition, will own an aggregate of subordinated units, common units and the 2.0% general partner interest represented by general partner units, and new investors will own common units.

(2)	The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by our general partner and its affiliates, as of September 30, 2014, after giving effect to the application of the net proceeds of the offering, the concurrent offering and the related transactions, is as follows:

(In thousands)
Book value of net assets contributed
Less
Distribution to Navios Maritime Acquisition from the net proceeds of the offering
Distribution to Navios Maritime Acquisition from borrowings under the credit facility

Total consideration

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of this offering, Navios Maritime Acquisition will own of our outstanding common units and will own 100.0% of our outstanding subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our new credit facility that we will enter into in connection with the closing of this offering. Specifically, our new credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

We have a limited operating history upon which to rely with respect to whether we will have sufficient cash available for distributions to allow us to pay the minimum quarterly distributions on our common and subordinated units. While we believe, based on our financial forecast and related assumptions, that we will have sufficient cash to enable us to pay the full minimum quarterly distribution on all of our common and subordinated units for the twelve months ending September 30, 2015, we may be unable to pay the full minimum quarterly distribution or any amount on our common units.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or expansion or investment capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth strategy would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

The amount of the minimum quarterly distribution is $         per unit, or $         per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding immediately after this offering for one quarter and for four quarters will be approximately:

	No Exercise of the Underwriters’ Option			Full Exercise of the Underwriters’ Option
	Number of Units	Distributions		Number of Units	Distributions
		One Quarter	Four Quarters		One Quarter	Four Quarters
Common units		$	$		$	$
Subordinated units
General Partner interest(1)
Total

		$	$		$	$

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will pay an initial quarterly distribution of $         per unit for each complete quarter. Beginning with the quarter ending             , we will distribute, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We will adjust our first distribution for the period from the closing of this offering through             based on the actual length of the period.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read “How We Make Cash Distributions—Subordination Period.” The amount of the minimum quarterly distribution is $         per unit, or $         per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

In general, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions, however, may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

Forecasted Results of Operations for the Twelve Months Ending September 30, 2015

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the twelve months ending September 30, 2015. We present two tables, consisting of:

•	Forecasted Results of Operations for the twelve months ending September 30, 2015; and

•	Forecasted Cash Available for Distribution for the twelve months ending September 30, 2015, as well as the significant assumptions upon which the forecast is based.

We do not as a matter of course make public projections as to future sales, earnings, or other results. However, management has prepared the prospective financial information set forth below to present forecasted results of operations and forecasted cash available for distribution. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Our independent auditors have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, our independent auditors do not express an opinion or any other form of assurance with respect thereto. Our independent auditors’ report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

We present below a forecast of our expected results of operations for the twelve months ending September 30, 2015. Our forecast presents, to the best of our knowledge and belief, our expected results of operations for the forecast period. Although, we anticipate that we may exercise some or all of our options to purchase from Navios Maritime Acquisition the Nave Celeste, the C. Dream, the Nave Galactic, the Nave

Quasar, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, the timing of any such purchases is uncertain and each such purchase is subject to a number of conditions, including reaching an agreement with Navios Maritime Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. As a result, our forecast does not reflect any expected results of operations or related financing of any of such vessels.

Our financial forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. Our financial forecast is based on assumptions that we believe to be reasonable with respect to the forecast period as a whole. The assumptions and estimates used in the financial forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make working capital borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders. We believe our actual results of operations will approximate those reflected in our financial forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our financial forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If the financial forecast is not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecast of our results of operations is a forward-looking statement and should be read together with the historical combined carve-out financial statements of Navios Maritime Midstream Partners Predecessor and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The financial forecast has been prepared by and is the responsibility of our management. However, our management has prepared the financial forecast set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. In addition, in the view of our management, the accompanying financial forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the financial forecast.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements included under the headings “Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Any of the risks discussed in this prospectus or unanticipated events could cause our actual results of operations, cash flows and financial condition to vary significantly from the financial forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecast in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the twelve months ending September 30, 2015 at our stated initial distribution rate. See “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update the financial forecast to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

For comparison purposes, we have included the historical results of operations for the year ended December 31, 2013 and for the twelve months ended September 30, 2014, and the pro forma results of operations for the year ended December 31, 2013 adjacent to our forecast for the twelve months ending September 30, 2015, in the table below.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

FORECASTED RESULTS OF OPERATIONS

(in thousands of U.S. dollars)	Historical Year Ended December 31, 2013		Historical Twelve Months Ended September 30, 2014	Pro forma Year Ended December 31, 2013	Forecast Twelve Months Ending September 30, 2015
			(unaudited)	(unaudited)	(unaudited)
Revenue		$63,659	$63,575	$63,659	$63,537
Time Charter expenses		(900)	(790)	(900)	(664)
Direct vessel expenses		(1,919)	(1,473)	(1,919)	(1,156)
Management fees		(14,600)	(14,350)	(13,870)	(13,870)
General and administrative expenses		(866)	(1,025)	(2,000)	(2,000)
Depreciation and amortization		(19,508)	(19,508)	(19,508)	(19,508)
Interest expenses and finance cost		(31,249)	(28,861)	(4,258)	(4,196)
Loss on bond extinguishment		(23,188)	(23,188)	—	—
Other income/ (expense), net		(74)	(49)	(74)	—

Net (loss)/ income		$(28,645)	$(25,669)	$21,130	$22,143

Attributable to common units:		$—	$—	$—	$—

Earnings per:
Common unit (basic and diluted)	$		$	$	$

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecast and related notes present our forecasted results of operations for the twelve months ending September 30, 2015, based on the assumption that:

•	we will issue to Navios Maritime Acquisition subordinated units and common units, representing a % limited partner interest in us;

•	we will issue to our general partner, a wholly owned subsidiary of Navios Maritime Acquisition, general partner units, representing a 2.0% general partner interest in us, and all of our incentive distribution rights, which will entitle Navios Maritime Acquisition to increasing percentages of the cash we distribute in excess of $ per unit per quarter;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us;

•	we will make a payment of $ to Navios Maritime Acquisition as partial consideration for the interest in the subsidiaries that own the vessels in our initial fleet;

•	we will incur estimated general and administrative expenses of $2.0 million annually.

•	the vessels and other net assets assumed will be accounted for at their historical carrying values.

Summary of Significant Accounting Policies and Sources of Estimation Uncertainty

A summary of significant accounting policies is set out in Note 2 to the historical combined carve-out financial statements included elsewhere in this prospectus.

Summary of Significant Forecast Assumptions

We expect to generate cash available for distribution ratably over the twelve months ending September 30, 2015.

Vessels. The forecast assumes 364 days of operations for the each of the four vessels in our fleet, under their current time charters. We have assumed that we will not make any acquisitions during the forecast period.

Revenue: Our forecast assumptions are based on contracted daily charter rates for each vessel (as set forth in the table below) and 364 days per calendar year of expected operations for each vessel under time charter. The rates presented in the table below are net of both address and brokers’ commissions but for presentation purposes, brokers’ commissions are included in the line “Time charter expenses” in the forecast results of operations for the twelve months ending September 30, 2015. All of the vessels in our fleet are hired out under time charters and we intend to continue to hire out our vessels under time charters. The forecast assumes no profit sharing for the twelve months ending September 30, 2015.

In determining the forecasted number of unscheduled off-hire days, we have assumed that unscheduled off-hire for our vessels will be one day per vessel which represents utilization of 99.7%. The Partnership’s historical fleet utilization was 100% and 99.8% for the year ended December 31, 2013 and the nine month period ended September 30, 2014, respectively. Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively. We do not expect any drydocking or special survey in the forecast period. The amount of actual off-hire time depends upon, among other things, the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner		Expiration Date(2)
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $	43,500(3)	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $	44,000(4)	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $	54,388(5)	May 2025
					40% above $	59,388(5)
					50% above $	69,388(5)
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $	54,388(5)	June 2026
					40% above $	59,388(5)
					50% above $	69,388(5)

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery by charterers.
(3)	Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(4)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Management fees. Our forecast assumes vessel operating expenses per each owned VLCC vessel will be equal to the number of days in the year, multiplied by $9,500, which is in line with the terms of the existing Management Agreement between Navios Maritime Holdings and Navios Maritime Acquisition, dated May 28, 2010 (the “Existing Management Agreement”). At the closing of this offering, we will enter into a new five-year management agreement with Navios Maritime Holdings (the “New Management Agreement”) on similar terms to the Existing Management Agreement, pursuant to which Navios Maritime Holdings will provide commercial and technical management services to our vessels for a daily fee of $9,500 per VLCC tanker vessel for a term of two years. Under the New Management Agreement, we will be required to pay additional fees to Navios Maritime Holdings for additional costs incurred by it in some circumstances. Please read “Certain Relationships and Related Party Transactions-Management Agreement.” We have assumed we will incur no additional fees during the forecast period. As a result, this forecast could vary significantly if any additional fees are incurred.

Direct vessel expenses. Direct vessel expenses, comprise of the amortization of dry dock and special survey costs, of certain vessels of our fleet. Our forecast assumes that we will incur amortization expense of $1.2 million for the twelve months ending September 30, 2015.

Depreciation and Amortization. Depreciation of the vessels is based on their historical cost to the vessel-owned subsidiaries (which consists of the contract price and any material expenses incurred upon acquisition, improvements and delivery expenses). Depreciation is calculated using the straight-line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Amortization of intangible assets is based on their valuation following their acquisition by Navios Maritime Acquisition in September 2010, in a process that included the use of independent appraisers. Our forecast assumes amortization expense on the intangible assets (favorable lease terms associated with our charter-out contracts). Amortization is calculated using straight-line method over the useful life of the favorable leases (ranging from 6.3 to 15 years at inception). Our forecast assumes calculation of amortization expense for the favorable leases over the useful life of the contracts associated with them.

General and Administrative Expenses. Our forecast assumes we will incur $2.0 million of total general and administrative expenses per year. We have assumed that the expenses to be incurred for estimated incremental general and administrative expenses, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent’s fees, directors and officer liability insurance costs and directors compensation and travel expenses, will be $2.0 million on an annual basis for each period.

At the closing of this offering, we will enter into an administrative services agreement (the “New Administrative Services Agreement”) with Navios Maritime Holdings, pursuant to which Navios Maritime Holdings will provide certain administrative management services to us. We expect the terms of this agreement to be in line with the existing general and administrative services agreement, between Navios Maritime Holdings and Navios Maritime Acquisition, dated May 28, 2010 (the “Existing Administrative Services Agreement”) pursuant to which Navios Maritime Holdings provides certain administrative management services to Navios Maritime Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The New Administrative Services Agreement will have an initial term of five years from the closing date of this offering. We will reimburse Navios Maritime Holdings for reasonable costs and expenses incurred in connection with the provision of these services.

Interest Expense. We have made a preliminary assumption, that upon the closing of the offering, we will borrow $126.0 million under our new credit facility at an interest rate of 3.24%. In connection with this debt, $1.4 million of loan arrangement fees will be capitalized. We have assumed that such capitalized loan arrangement fees will be amortized, using the effective interest method, over the estimated maturity of the new credit facility, which is assumed to be five years. Annual repayments are assumed to be $10.5 million. Amortization of capitalized loan arrangement fees is assumed to amount to $0.3 million.

Interest Income. We have assumed that any cash surplus balance will not earn any interest during the forecast period.

Maintenance and replacement capital expenditures. Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. See “Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”.

Maintenance Capital Expenditures. No drydocking costs were assumed for the twelve months ending September 30, 2015, because the vessels are expected to be drydocked in the fourth quarter of 2015 and in 2016. Our initial annual estimated drydocking capital expenditure reserve will be $1.5 million. The estimation is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, drydocking and special survey costs based on current industry data.

Replacement Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet over time, our initial annual estimated replacement capital expenditures for estimating maintenance and replacement capital expenditures will be $6.99 million per year, for replacing our VLCCs at the end of their useful lives. The future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Regulatory, Industry and Economic Factors. We forecast for the twelve months ending September 30, 2015 based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•	no material accidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which we operates resulting from production disruptions, reduced demand for crude oil or significant changes in the market prices of crude oil; and

•	no material changes to market, regulatory and overall economic conditions or in prevailing interest rates.

Forecasted Cash Available for Distribution

The table below sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner based on the Forecasted Results of Operations set forth above. Based on the financial forecast and related assumptions, we forecast that our cash available for distribution generated during the twelve months ending September 30, 2015 will be approximately $            . This amount would be sufficient to pay 100% of the minimum quarterly distribution of $         per unit on all of our common units and subordinated units for the four quarters ending September 30, 2015.

You should read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecasted cash available for distribution that is included in the table below. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to generate the forecasted cash available for distribution. If our estimate is not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Our independent auditors have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, our independent auditors do not express an opinion or any other form of assurance with respect thereto. Our independent auditors’ report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our forecast of cash available for distribution for the twelve months ending September 30, 2015, you should keep in mind the risk factors and other cautionary statements under the headings “Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

For comparison purposes, we have included the historical results of operations for the twelve months ended September 30, 2014, adjacent to our forecast for the twelve months ending September 30, 2015, in the table below.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

FORECASTED CASH AVAILABLE FOR DISTRIBUTION

	Historical	Historical	Pro Forma	Forecast
	Year Ended December 31, 2013	Last Twelve Months Ended September 30, 2014	Year Ended December 31, 2013	Twelve Months Ending September 30, 2015(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of U.S. dollars, except per unit amounts)
Net (loss)/ income	$(28,645)	$(25,669)	$21,130		$22,143
Direct vessel expenses	1,919	1,473	1,919		1,156
Depreciation and amortization	19,508	19,508	19,508		19,508
Interest expenses and finance cost	31,249	28,861	4,258		4,196
Loss on bond extinguishment (non-cash)	5,442	5,442	—		—

	$29,473	$29,615	$46,815		$47,003

Adjustments for cash items, estimated maintenance and replacement capital expenditures:
Cash interest expense	(31,695)	(30,407)	(3,968)		(3,906)
Maintenance capital expenditure reserves(2)	(1,504)	(1,504)	(1,504)		(1,504)
Replacement capital expenditure reserves(2)	(6,988)	(6,988)	(6,988)		(6,988)

Cash available for distribution	$(10,714)	$(9,284)	$34,355		$34,605

Expected distributions:
Distributions per unit				$
Distributions to our common unitholders(3)
Distributions to Navios Maritime Acquisition—subordinated units(3)
Distributions to general partner units

Total distributions(4)				$

Excess (shortfall)				$
Annualized minimum quarterly distribution per unit				$
Aggregate distributions based on annualized minimum quarterly distribution
Percent of minimum quarterly distributions payable to common unitholders					100%
Percent of minimum quarterly distributions payable to subordinated unitholder					100%

(1)	The forecast is based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions”.
(2)	Our partnership agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. See “How We Make Cash Distributions—Operating Surplus and Capital Surplus—Capital Expenditures”.
(3)	Assumes the underwriters’ option is not exercised.
(4)	Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our minimum quarterly distribution rate of $ per unit.

Forecast of Compliance with Debt Covenants. Our ability to make distributions could be affected if we do not remain in compliance with the restrictions and covenants of our financing agreements. Our fleet is subject to financing agreements, which we anticipate will be amended in connection with this offering. We have assumed that we will be in compliance with all of the covenants in such financing agreements during the forecast period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a further description of our financing agreements, including these financial covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within approximately 45 days after the end of each quarter, beginning with the quarter ending             , we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through              based on the actual length of the period.

Definition of Available Cash

We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering and the related distribution on the 2.0% general partner interest is approximately $        . There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our new credit agreement that we will enter into in connection with this offering.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

We define operating surplus in the glossary, and for any period it generally means:

•	$ million; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of this offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction, replacement or improvement of a capital asset such as a vessel during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) after the closing of this offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance and replacement capital expenditures or expansion capital expenditures or investment capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

•	estimated maintenance and replacement capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes.

Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing from period to period, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In the partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent Navios Maritime Acquisition from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

We also define capital surplus in the glossary, and it generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period

We define the subordination period in the glossary. Except as described below under “—Early Termination of Subordination Period,” the subordination period will extend until the first day of any quarter, beginning after September 30, 2017, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before September 30, 2017.

Early Termination of Subordination Period

The subordination period will automatically terminate and the subordinated units will convert into common units on a one-for-one basis if the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $ (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination; and

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding the date of determination equaled or exceeded the sum of a distribution of $ per unit ( % of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance and replacement capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of Adjusted Operating Surplus

We define adjusted operating surplus in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; less

•	any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; plus

•	any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value. See “The Partnership Agreement—Transfer of Incentive Distribution Rights” and “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Option to Purchase General Partner Interest.” Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity and Navios Maritime Holdings’ ten-year option to purchase incentive distribution rights, subject to certain restrictions, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to September 30, 2019. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

•	then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, % to all unitholders, pro rata, and % to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•	second, % to all unitholders, pro rata, and % to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “second target distribution”);

•	third, % to all unitholders, pro rata, and % to our general partner, until each unitholder receives a total of $ per unit for that quarter (the “third target distribution”); and

•	thereafter, % to all unitholders, pro rata, and % to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our general partner maintains its 2.0% general partner interest and has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Total Amount	Marginal Percentage Interest in Distributions
		Unitholders		General Partner		Holders of IDRs
Minimum Quarterly Distribution	$		%		%		%
First Target Distribution	up to $ above $		%		%		%
Second Target Distribution	up to $ above $		%		%		%
Third Target Distribution	up to $ above $		%		%		%
Thereafter	above $		%		%		%

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional clauses or equity securities.

Effect of a Distribution From Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions from operating surplus, with     % being paid to the holders of units and     % to our general partner. The percentage interests shown assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•	second, 98.0% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit, an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	then the proceeds of the liquidation will be applied as follows:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the subordinated unitholders and 2.0% to our general partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 48.0% to holders of incentive distribution rights and 2.0% to our general partner.

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table presents in each case for the periods and at the dates indicated summary historical combined financial data, unaudited pro forma financial data and operating data of Navios Maritime Midstream Partners Predecessor. We have derived the summary historical combined financial data for the years ended December 31, 2013 and 2012 from our audited combined financial statements appearing elsewhere in this prospectus. The summary historical combined financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 are derived from our unaudited combined financial statements appearing elsewhere in this prospectus. The combined financial statements included in the prospectus have been carved-out of the consolidated financial statements of Navios Maritime Acquisition, which owned the VLCCs that we will acquire in connection with this offering during the periods ended September 30, 2014, December 31, 2013 and 2012. Results of operations have been included from the respective dates that the vessel-owning subsidiaries were acquired. Navios Maritime Acquisition’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries to be acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results.

We have derived the selected pro forma financial data of Navios Maritime Midstream Partners L.P. as of September 30, 2014 and for the year ended December 31, 2013 and for the nine months ended September 30, 2014 from our unaudited pro forma combined financial statements included elsewhere in this prospectus. The pro forma income statement data for the year ended December 31, 2013 and the nine months ended September 30, 2014, assumes this offering and the related transactions occurred on January 1, 2013. The pro forma balance sheet assumes this offering and the related transactions occurred on September 30, 2014. The pro forma financial data may not be comparable to the historical financial data for the reasons set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” A more complete explanation of the pro forma data can be found in our unaudited pro forma combined financial statements and accompanying notes included elsewhere in this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements, unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Pro Forma	Pro Forma	Historical
(In thousands of U.S. dollars, except fleet data)	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$47,526	$63,659	$47,526	$47,610	$63,659	$64,059
Time charter expenses	(579)	(900)	(579)	(689)	(900)	(1,185)
Direct vessel expenses	(994)	(1,919)	(994)	(1,440)	(1,919)	(1,898)
Management fees	(10,374)	(13,870)	(10,670)	(10,920)	(14,600)	(14,640)
General and administrative expenses	(1,500)	(2,000)	(756)	(597)	(866)	(947)
Depreciation and amortization	(14,632)	(19,508)	(14,632)	(14,632)	(19,508)	(20,211)
Interest expenses and finance cost	(2,951)	(4,258)	(21,343)	(23,731)	(31,249)	(31,803)
Loss on bond extinguishment	—	—	—	—	(23,188)	—
Other income	5	—	5	—	—	267
Other expense	—	(74)	—	(20)	(74)	(15)

Net income /(loss)	$16,501	$21,130	$(1,443)	$(4,419)	$(28,645)	$(6,373)

Pro forma income /(loss) per common unit	$	$	—	—	—	—

	Pro Forma	Historical
	As of September 30, 2013	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012

Balance Sheet Data (at period end)
Total current assets	$20,974	$81,693	$45,944	$36,770
Vessels, net	324,284	324,284	336,452	352,674
Total assets	381,509	448,282	428,713	440,785
Total current liabilities	12,862	3,197	2,967	16,112
Long-term debt, net of current portion	115,496	341,034	341,034	356,287
Owner’s net investment	$253,151	$104,051	$84,712	$43,586

	Historical
	Nine months Ended September 30, 2014	Nine months Ended September 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2014

Cash Flow Data
Net cash provided by /(used in) operating activities	15,029	(27,731)	(39,054)	5,247
Net cash (used in)/provided by investing activities	(38,906)	4,291	(4,531)	(31,225)
Net cash provided by financing activities	20,782	22,944	47,961	30,592
Change in cash and cash equivalents	$(3,095)	$(496)	$4,376	$4,614

Fleet Data
Vessels at end of period	4	4	4	4

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unless the context requires otherwise, for purposes of the unaudited combined pro forma financial statements, all references to “we”, “our”, “us” and the “Partnership” refer to Navios Maritime Midstream Partners L.P. and its subsidiaries. References to “Navios Acquisition” refer, depending on the context, to Navios Maritime Acquisition Corporation or any one or more of its subsidiaries. References to “Navios Holdings” refer, depending on the context, to Navios Maritime Holdings Inc. or any one or more of its subsidiaries.

In connection with the initial public offering of the Partnership (the “IPO”), Navios Acquisition will contribute or sell the shares of four vessel-owning subsidiaries (Shinyo Kannika Limited, Shinyo Ocean Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited), in exchange for an aggregate     % limited partner interest in the Partnership, a 2% general partner interest in the Partnership, all of the Partnership’s incentive distribution rights, the net cash proceeds of the IPO and $126.0 million in cash funded by borrowings under the Partnership’s new credit facility. Upon the closing of the IPO, the Partnership will have a fleet of four VLCCs (the “Initial Fleet”) and the Partnership, at its option, will be able to purchase the capital stock of (i) Shinyo Dream Limited, (ii) Sikinos Shipping Corporation, (iii) Kerkyra Shipping Corporation, (iv) Zakynthos Shipping Corporation, (v) Lefkada Shipping Corporation, (vi) Leros Shipping Corporation and (vii) Kimolos Shipping Corporation, the entities that own the following vessels (all VLCCs): C. Dream, Nave Celeste, Nave Galactic, Nave Quasar, Nave Buena Suerte, Nave Neutrino and Nave Electron (in each case, including the related time charters). The combined historical operations of the Initial Fleet are herein referred to as Navios Maritime Midstream Partners Predecessor. As a reorganization of entities under common control, the transfer of the Initial Fleet will be recorded at Navios Acquisition’s historical cost (i.e. carryover basis), with any difference between consideration paid and historical cost accounted for as a transaction with shareholders. The accompanying unaudited pro forma combined financial statements give effect to the following transactions:

Initial Public Offering and Financing

•	the Partnership’s issuance of common units (assuming no exercise of the underwriters’ overallotment option) to the public unitholders at an assumed initial public offering price of $ per common unit, resulting in aggregate net proceeds to the Partnership of approximately $ million, after deducting estimated underwriting fees and other offering expenses of $ million;

•	Navios Acquisition’s refinancing of its 2017 Notes with the proceeds of the issuance of its 2021 Notes in November 2013;

•	the Partnership’s incurrence of $126.0 million under a new credit facility to be entered into in connection with the IPO;

Reorganization Between Entities Under Common Control

•	the Partnership’s acquisition of all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Kannika Limited, Shinyo Ocean Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for aggregate consideration consisting of: (i) subordinated units of the Partnership, (ii) common units of the Partnership, (iii) a 2.0% general partner interest in the Partnership, including all of the Partnership’s incentive distribution rights and (iv) $ million of cash consideration; and

•	the exclusion of certain assets and liabilities either owned or owed by the Navios Maritime Midstream Partners Predecessor or allocated to the Navios Maritime Midstream Partners Predecessor that will not be transferred to or assumed by the Navios Maritime Midstream Partners in connection with the reorganization.

The unaudited pro forma combined balance sheet as at September 30, 2014 assumes the IPO and related transactions occurred on September 30, 2014. The unaudited pro forma combined statements of income for the year ended December 31, 2013 and for the nine months ended September 30, 2014 assumes the IPO and related transactions occurred on January 1, 2013. Please refer to Note 1 (Basis of Presentation), in the accompanying notes to the unaudited pro forma combined financial statements for further explanation.

The unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) consistent with those used in, and should be read together with, Navios Maritime Midstream Partners Predecessor’s historical combined financial statements and related notes, as well as the information set forth in “Use of Proceeds,” “Selected Audited and Unaudited Pro Forma Combined Financial Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. The unaudited pro forma balance sheet and statement of income were derived by adjusting the historical combined financial statements of Navios Maritime Midstream Partners Predecessor. The adjustments reflected in the unaudited pro forma combined financial statements are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the initial public offering and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined financial statements give appropriate effect to the assumptions and are applied in conformity with U.S. GAAP.

The unaudited pro forma combined financial statements do not purport to present the Partnership’s results of operations had the IPO and transactions to be effected in connection with the IPO actually been completed at the dates indicated. In addition, they do not project the Partnership’s results of operations for any future period. In addition, the accompanying unaudited pro forma combined statement of income does not reflect any expected cost savings, synergies, restructuring actions, non-recurring items or one-time transaction related costs that we expect to incur or generate in connection with the IPO and related transactions.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	As of September 30, 2014
	Navios Maritime Midstream Partners Predecessor Historical	Initial Public Offering and Other Transaction Adjustments		Pro Forma
	(in thousands of U.S. dollars)
ASSETS
Current assets
Cash and cash equivalents	$6,057	$13,943	(3b)	$20,000
			(3e)
			(3f)
Accounts receivable, net	883	—	(3g)	883
Prepaid expenses and other current assets	91	—	(3g)	91
Due from related parties	74,662	(74,662	)(3i)	—

Total current assets	81,693	(60,719)		20,974

Vessels, net	324,284	—	(3g)	324,284
Deferred financing costs, net	7,503	(7,503	)(3c)	—
		1,449	(3b)	1,449
Intangible assets	32,558	—	(3g)	32,558
Deferred dry dock and special survey costs, net	2,244	—	(3g)	2,244

Total non-current assets	366,589	(6,054)		360,535

Total assets	$448,282	$(66,773)		$381,509

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$259	$—	(3g)	$259
Accrued expenses	161	—	(3g)	161
Due to related parties	839	(839	)(3i)	—
Current portion of long-term debt	—	10,504	(3b)	10,504
Deferred revenue	1,938	—	(3g)	1,938

Total current liabilities	3,197	9,665		12,862

Long-term debt, net of current portion	341,034	(341,034	)(3c)	—
		115,496	(3b)	115,496

Total non-current liabilities	341,034	(225,538)		115,496

Total liabilities	344,231	(215,873)		128,358

Commitments and contingencies	—	—		—
Owner’s net investment	104,051	341,034	(3c)
		(74,662	)(3i)
		839	(3i)
		(126,000	)(3b)
		1,449	(3b)
		(7,503	)(3c)
		13,943	(3b)
			(3e)
			(3f)
Common units
General partner interest					(3h)
Subordinated units					(3h)

Total partners’ capital				253,151

Total liabilities and partners’ capital	$448,282	$(66,773)		$381,509

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Nine Months Ended September 30, 2014
	Navios Maritime Midstream Partners Predecessor Historical	Initial Public Offering and Other Transaction Adjustments		Pro Forma
	(in thousands of U.S. dollars, except for unit and per unit data)
Revenue	$47,526	$—			$47,526
Time charter expenses	(579)	—			(579)
Direct vessel expenses	(994)	—			(994)
Management fees	(10,670)	296	(3a)		(10,374)
General and administrative expenses	(756)	(744	)(3d)		(1,500)
Depreciation and amortization	(14,632)	—			(14,632)
Interest expense and finance cost	(21,343)	18,392	(3b)		(2,951)
Other income/ (expense), net	5	—			5

Net (loss)/ income	$(1,443)	$17,944			$16,501

General partner’s interest in net income				$

Limited partners’ interest:
Net income				$
Net income per:
- Common unit (basic and diluted) (note 4)				$
Weighted average number of units outstanding: (note 4)
- Common units (basic and diluted) (note 4)

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year Ended December 31, 2013
	Navios Maritime Midstream Partners Predecessor Historical	Initial Public Offering and Other Transaction Adjustments		Pro Forma
	(in thousands of U.S. dollars, except for unit and per unit data)
Revenue	$63,659	$—			$63,659
Time charter expenses	(900)	—			(900)
Direct vessel expenses	(1,919)	—			(1,919)
Management fees	(14,600)	730	(3a)		(13,870)
General and administrative expenses	(866)	(1,134	)(3d)		(2,000)
Depreciation and amortization	(19,508)	—			(19,508)
Interest expense and finance cost	(31,249)	26,991	(3b)		(4,258)
Loss on bond extinguishment	(23,188)	23,188	(3b)		—
Other expense	(74)	—			(74)

Net (loss)/ income	$(28,645)	$49,775			$21,130

General partner’s interest in net income				$

Limited partners’ interest:
Net income				$
Net income per:
- Common unit (basic and diluted) (note 4)				$
Weighted average number of units outstanding: (note 4)
- Common units (basic and diluted) (note 4)

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

1.	Basis of Presentation

The unaudited pro forma combined statement of income for the year ended December 31, 2013 and for the nine months ended September 30, 2014 assume the following transactions occurred on January 1, 2013, and the unaudited pro forma combined balance sheet as at September 30, 2014 assumes that the following transactions occurred on September 30, 2014:

Initial Public Offering and Financing

•	the Partnership’s issuance of common units (assuming no exercise of the underwriters’ option) to the unitholders at an assumed initial public offering price of $ per common unit, resulting in aggregate net proceeds to the Partnership of approximately $ million, after deducting estimated underwriting fees and other offering expenses of $ million;

•	Navios Acquisition’s refinancing of its 2017 Notes with the proceeds of the issuance of its 2021 Notes in November 2013;

•	the Partnership’s incurrence of $126,000 under a new credit facility to be entered into in connection with the IPO;

Reorganization Between Entities Under Common Control

•	the Partnership’s acquisition of all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Kannika Limited, Shinyo Ocean Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for aggregate consideration consisting of: (i) subordinated units of the Partnership, (ii) common units of the Partnership, (iii) a 2.0% general partner interest in the Partnership, including all of the Partnership’s incentive distribution rights and (iv) $ million of cash consideration; and

•	the exclusion of certain assets and liabilities either owned or owed by the Navios Maritime Midstream Partners Predecessor or allocated to the Navios Maritime Midstream Partners Predecessor that will not be transferred to or assumed by the Navios Maritime Midstream Partners in connection with the reorganization.

The effect on the unaudited pro forma combined financial statements of certain of the previously mentioned transactions is more fully described in Note 3.

The unaudited pro forma combined financial statements are not necessarily indicative of what the Partnership’s results of operations and financial position would have been, nor do they purport to project the Partnership’s results of operations for any future periods. The unaudited pro forma combined financial statements should be read in conjunction with the combined financial statements of Navios Maritime Midstream Partners Predecessor referred to above.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined financial statements are consistent with those used by Navios Maritime Midstream Partners Predecessor as set forth in its historical combined financial statements contained elsewhere in this prospectus.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

3.	Initial Public Offering and Related Transactions of Navios Maritime Midstream Partners Predecessor—Pro Forma Adjustments and Assumptions

The unaudited pro forma combined financial statements give pro forma effect to the following:

(a)	The Partnership’s entry into a new management agreement with Navios Holdings pursuant to which Navios Holdings will provide certain commercial and technical management services to the Partnership for a daily fee of $9.5 per owned VLCC, which will be fixed for the first two years of that agreement. Had the management agreement been effective on January 1, 2013, the management fees of the owned vessels would have decreased by $730 for the year ended December 31, 2013 and by $296 for the nine month period ended September 30, 2014. The decrease is due to the higher fixed daily fee that was charged to Navios Acquisition for the year ended December 31, 2013, of $10.0 per day per owned VLCC compared to the new fixed daily fee of $9.5 per owned VLCC.

(b)	In November 2013, Navios Acquisition completed sale of a total of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes”). The existing 2017 Notes were fully extinguished. The historical financial statements reflect a pro rata allocation (“push down”) of the 2017 Notes and, subsequently, the 2021 Notes (as well as the related deferred financing costs, interest expense, amortization of deferred financing costs and loss on extinguishment) because the Navios Maritime Midstream Partners L.P.’s Initial Fleet was pledged as collateral for the 2021 Notes.

In connection with the IPO, 100% of the liability associated with the 2021 Notes will remain with Navios Acquisition. Navios Maritime Midstream Partners L.P. will enter into a new credit facility for $126,000 at an assumed average interest rate of 3.28% (LIBOR plus 300 basis points, which is based on using historical 3 month LIBOR for each calendar quarter), and which has a minimum liquidity (as defined in the credit facility) at all times greater than the next six months’ period debt service obligations. The effect of a  1⁄8 percent variance was minimal. In connection with the issuance of this debt, the Partnership estimates that it will incur and capitalize $1,449 in deferred financing costs, which will be amortized using the effective interest method over the expected maturity of the new credit facility, which is assumed to be five years.

Accordingly, this adjustment reflects:

•	the elimination of all historical interest expense and finance cost (including amortization of the related deferred financing costs) associated with the 2017 Notes and 2021 Notes;

•	interest expense amounting to $4,258 (including amortization of deferred financing costs amounting to $290) for the year ended December 31, 2013 and $2,951 (including amortization of deferred financing costs amounting to $145) for the nine months ended September 30, 2014; and

•	the elimination of $23,188 associated with the extinguishment of the 2017 Notes because the loss on extinguishment is directly related to the refinancing, non-recurring in nature and was reflected in the historical statement of operations of Navios Maritime Midstream Partners Predecessor upon extinguishment.

•	The full draw down of the $126,000 facility on the date of this offering. The facility is repayable in quarterly installments of $2,626, with a final balloon repayment of $73,481 to be repaid on the last repayment date. The current and long-term portion of long-term debt has been allocated based on the contract terms of the facility.

•	a minimum cash balance of $20,000 to be retained by the Partnership.

(c)	Elimination of the outstanding debt balance of $341,034 as at September 30, 2014, together with the respective unamortized balance of the capitalized debt fees of $7,503, which were allocated to the

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

vessel-owning subsidiaries and reflected on a “push down” basis in the historical financial statements of Navios Maritime Midstream Partners Predecessor, as Navios Maritime Midstream Partners L.P. will not assume any portion of the 2021 Notes following the IPO and related transactions.

(d)	Reflects the Partnership’s incurrence of estimated general and administrative expenses of $1,500 for the nine months ended September 30, 2014 and $2,000 for the year ended December 31, 2013, which Navios Maritime Midstream Partners L.P. believes is a reasonable estimate of the costs of operating as a stand-alone entity. Such expenses include: bookkeeping, audit and accounting services, insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The historical financial statements of Navios Maritime Midstream Partners Predecessor reflect an allocation of approximately $800 of general and administrative expenses from Navios Acquisition on an annualized basis ($600 for nine months). Accordingly, this adjustment reflects incremental general and administrative costs of $1,200 per year ($900 for nine months).

(e)	The Partnership’s receipt of net proceeds of $ million from the issuance and sale of common units (assuming no exercise of the underwriters’ overallotment option), at an assumed initial public offering price of $ per common unit, net of estimated underwriting fees and other offering expenses amounting to $ million.

(f)	The Partnership’s acquisition of all of the outstanding shares of capital stock of four of Navios Acquisitions’ vessel-owning subsidiaries (Shinyo Kannika Limited, Shinyo Ocean Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for:

•	subordinated units of the Partnership and common units of the Partnership;

•	the issuance to Navios Maritime Midstream Partners GP LLC, a wholly owned subsidiary of Navios Acquisition, of the 2.0% general partner interest in the Partnership and all of the Partnership’s incentive distribution rights; and

•	the net proceeds of the IPO and (approximately $ million assuming an initial public offering price of $ per common unit), and an additional $126,000 funded by borrowings under the Partnership’s new credit facility.

(g)	The acquisition of the vessels and their respective intangible assets has been accounted for as a purchase under common control. The vessels will be accounted for by the Partnership at their historical carrying values. The difference between the amount paid by the Partnership for the vessels acquired and their carrying values along with the assets contributed or sold to the Partnership, or assumption of liabilities will be recorded as a contribution (deemed distribution) from Navios Acquisition as of the date of the transactions.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The pro-forma purchase price allocation, presented in the following table, reflects the contribution (deemed distribution) to Navios Acquisition as of the date of the transactions:

	Original Aggregate Pro Forma Adjustments
	(in thousands of U.S. dollars)
Aggregate cash consideration to be paid to Navios Acquisition in exchange for acquisition of vessels:
Gross proceeds on issuance of common units	$
Estimated underwriting fees and offering-related expenses

Net proceeds on issuance of common units
Incurrence of debt, net of financing costs and cash retained		110,608

Aggregate cash consideration to be paid to Navios Acquisition in exchange for acquisition of vessels	$

Less: carrying amounts of assets and liabilities assumed from Navios Acquisition:

Owners’ net investment as of September 30, 2014		$104,051
Long -term debt net of unamortized deferred financing costs retained by Navios Acquisition		333,531
Net amount due from related parties to be forgiven		(73,823)

Net assets assumed (at carrying amounts)		$363,759

Navios Acquisition contribution (deemed distribution) (shortfall of cash consideration paid over carrying value of net assets assumed)	$

(h)	The partners’ net investment is allocated between the general partner and the limited partners through the allocation of the net proceeds of the offering to the common units held by the public and through the allocation of the per unit basis to the general partner interest and the subordinated units. The per unit basis is calculated by allocating partners’ net investment to the general partner interest, the subordinated units and the common units to be held by Navios Acquisition and subtracting from this the common unitholders’ net investment attributable to the net proceeds from the Offering that is in excess of the pre-offering proportional common unit balance.

The partners’ net investment is allocated as follows:

(in thousands of U.S. dollars)
Net assets assumed	$363,759
Incurrence of new debt, net of financing costs and cash retained	(110,608)

Total partners’ capital	253,151
Less: common units held by public

General partner interest

Pursuant to the Partnership’s agreement of limited partnership, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionally being allocated to the general partner than to the holders of common and subordinated units. During any of the quarters in the periods presented, quarterly distributions did not meet the targets for incentive distributions. Accordingly, the pro forma net income calculations reflect the fact that no incentive distributions were made to the general partner.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The rights of holders of the Partnership’s subordinated units differ from those of the holders of the Partnership’s common units. During the subordination period, which is defined below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

The subordination period will extend until the first day of any quarter, beginning after September 30, 2017, provided that each of the following tests are met:

•	distributions by the Partnership of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated by the Partnership during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove the Partnership’s general partner without cause, the subordination period will end.

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove the Partnership’s general partner other than for cause and units held by the Partnership’s general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the Partnership’s general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

(i)	Prior to the consummation of this proposed offering, Navios Acquisition and Navios Holdings will forgive all of its outstanding related party receivables and payables which will be reflected as a capital contribution (deemed distribution) from Navios Acquisition and Navios Holdings when forgiven.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

4.	Net Income Per Unit

Common Unitholders
	For the nine month period ended September 30, 2014	For the year ended December 31, 2013
(in thousands, except number of units and per unit data)
Pro forma net income	$	$
Pro forma weighted average number of units outstanding

Pro forma net income per unit	$	$

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the Partnership’s agreement of limited partnership, to the common unitholders by the number of common units expected to be outstanding at the close of the Offering. For purposes of this calculation, the Partnership has assumed that: (1) pro forma distributions were equal to pro forma earnings, (2) the number of units outstanding was              common units and (3) all units have been outstanding since the beginning of the periods presented. During the nine months ended September 30, 2014 and the year ended December 31, 2013, the pro forma net income would be sufficient to pay only a quarterly distribution of $             per unit ($             per unit on an annual basis) to the common unitholders, and no distribution would have been made to the subordinated unitholders. Pursuant to the Partnership’s agreement of limited partnership, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionally being allocated to the general partner than to the holders of common and subordinated units. During any of the quarters in the periods presented, quarterly distribution did not meet the target for certain incentive distributions. Accordingly, the pro forma net income calculations reflect the fact that no incentive distributions were made to the general partner.

The pro forma weighted-average number of units outstanding is based upon the pro forma issuance of common units by the Partnership on January 1, 2013. Please read Note 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the combined predecessor financial statements and related notes of Navios Maritime Midstream Partners Predecessor included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars. Any amounts converted from Euros or another non-U.S. currency to U.S. Dollars in this prospectus are at the rate applicable at the balance sheet date.

Prior to the closing of this offering, our partnership will not own any vessels. The following discussion assumes that our business was operated as a separate entity prior to its inception.

The combined carve-out financial statements, the results of which are discussed below, have been carved out of the consolidated financial statements of Navios Maritime Acquisition, which operated the vessels in our fleet during the years presented. Navios Maritime Acquisition vessels and other assets, liabilities, revenues, expenses and cash flows that do not relate to the vessels or time charter contracts to be acquired by us are not included in our combined carve-out financial statements. Our financial position, results of operations and cash flows reflected in our combined carve-out financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements” for more information. You should also review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements. You should also carefully read the following discussion with “Risk Factors,” “The International Oil Tanker Shipping Industry, “Forward-Looking Statements,” and “Selected Audited and Unaudited Pro Forma Combined Financial and Operating Data.” We manage our business and analyze and report our results of operations in a single segment.

Business Overview

Introduction

Navios Maritime Midstream Partners L.P. owns a fleet of four VLCCs providing world-wide marine transportation services. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long-term charters. We are committed to providing quality transportation services and developing and maintaining long-term relationships with our customers. We believe that the Navios brand will allow us to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.

Navios Maritime Midstream Partners L.P.’s Fleet

Following the closing of this offering, our fleet will consist of a total of four VLCC tankers (over 280,000 dwt per ship), which transport crude oil, aggregating approximately 1.2 million deadweight tons, or dwt. The vessels are currently chartered-out to two strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, and Formosa Petrochemical, a Taiwan Stock Exchange-listed company with a market capitalization of approximately $23 billion, with an average remaining employment term of approximately 7.7 years. As of October 27, 2014, we had charters covering 100.0% of available days in 2014, 100.0% of available days in 2015 and 100.0% of available days in 2016.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner	Expiration Date(2)	Remaining Payment Period
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $43,500(4)	January 2017	4.2 years(3)
Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $44,000(5)	February 2017	4.3 years(3)
Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $54,388(6) 40% above $59,388(6) 50% above $69,388(6)	June 2025	10.6 years
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $54,388(6) 40% above $59,388(6) 50% above $69,388(6)	June 2026	11.6 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Reflects an initial charter length of 2.2 years and a backstop period of 2.0 years for Shinyo Ocean. Reflects an initial charter length of 2.3 years and a backstop period of 2.0 years for Shinyo Kannika. During the respective backstop period following the scheduled redelivery of each vessel, Navios Maritime Acquisition will provide a backstop commitment at the currently contracted rate if the market charter rate during the backstop period is lower than the agreed upon floor rate. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Maritime Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(4)	Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Our historical results of operations and cash flows are not indicative of the results of operations or cash flows to be expected from any future period. Because these vessels were operated as part of Navios Maritime Acquisition during the historical periods presented, the vessels were operated in a different manner than they will be in the future.

For more detail on the differences between our historical results and expected future results, please read “—Trends and Factors Affecting our Future Results of Operations” below. For more detail on our expected future operations, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy.

Our sole customers during the nine month periods ended September 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, were Cosco Dalian and Formosa Petrochemical. For the nine month period ended September 30, 2014, these two customers accounted for 77.9% and 22.1%, respectively, of our revenue. For the nine month period ended September 30, 2013, these two customers accounted for 77.9% and 22.1%, respectively, of our revenue. For the year ended December 31, 2013, these two customers accounted for 77.9% and 22.1%, respectively, of our revenue. For the year ended December 31, 2012, these two customers accounted for 78.0% and 22.0%, respectively, of our revenue.

Although we believe that if any one of our charters were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to the current market conditions, or otherwise.

We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with the Manager (which will provide for a fixed management fee for an initial term of approximately two years from the closing of this offering) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. However, we believe that if any one of our current charters were terminated, we could recharter the vessel in an expeditious manner at a favorable rate, based on current conditions in the tanker market. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Expenses

Management fees: Pursuant to a management agreement dated May 28, 2010 (the “Existing Management Agreement”), the Manager provides, for five years from the inception of the agreement, commercial and technical management services to Navios Maritime Acquisition’s vessels for a daily fee of $10,000 per owned VLCC vessel for the first two years. On May 4, 2012, Navios Maritime Acquisition amended the Existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at the same rate for two additional years, through May 28, 2014. In May 2014, Navios Acquisition extended the duration of the Existing Management Agreement with Navios Holdings, until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel.

At the closing of this offering, we will enter into a five-year management agreement with Navios Maritime Holdings (the “New Management Agreement”) on similar terms to the Existing Management Agreement, pursuant to which Navios Maritime Holdings will provide commercial and technical management services to our vessels for a daily fee of $9,500 per VLCC tanker vessel for a term of two years. Under the New Management Agreement, we will be required to pay additional fees to Navios Maritime Holdings for additional costs incurred by it in some circumstances.

General and administrative expenses: At the closing of this offering, we will enter into an administrative services agreement (the “New Administrative Services Agreement”) with Navios Maritime Holdings, pursuant to which Navios Maritime Holdings will provide certain administrative management services to us. We expect the terms of this agreement to be in line with the existing general and administrative services agreement, between Navios Maritime Holdings and Navios Maritime Acquisition, dated May 28, 2010 (the “Existing Administrative Services Agreement”) pursuant to which Navios Maritime Holdings provides certain administrative management services to Navios Maritime Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The New Administrative Services Agreement will have an initial term of five years from the closing date of this offering. We will reimburse Navios Maritime Holdings for reasonable costs and expenses incurred in connection with the provision of these services.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Maritime Acquisition’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Maritime Holdings’ ability to satisfy technical, health, safety and compliance standards of major oil companies and oil producers; and

•	the strength of and growth in the number of our customer relationships, especially with major oil companies and oil producers.

In addition to the factors discussed above, we believe certain specific factors will impact our combined results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	the length of time of the charters we are able to enter into;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any distribution on our common and subordinated units.

Period over Period Comparisons

For the Nine Month Period Ended September 30, 2014 Compared to the Nine Month Period Ended September 30, 2013

The following table presents revenue and expense information for the nine months ended September 30, 2014 and 2013. This information was derived from the unaudited predecessor condensed combined revenue and expense accounts for the respective periods.

(in thousands of U.S. dollars)	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
Revenue	$47,526	$47,610
Time charter expenses	(579)	(689)
Direct vessel expenses	(994)	(1,440)
Management fees	(10,670)	(10,920)
General and administrative expenses	(756)	(597)
Depreciation and amortization	(14,632)	(14,632)
Interest expenses and finance cost	(21,343)	(23,731)
Other income/ (expense), net	5	(20)

Net loss	$(1,443)	$(4,419)

Set forth below are selected historical and statistical data of our fleet for the nine months ended September 30, 2014 and 2013 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
FLEET DATA
Available days(1)	1,092	1,092
Operating days(2)	1,090	1,091
Fleet utilization(3)	99.8%	99.9%
Vessels operating at period end	4	4
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$42,987	$42,968

(1)	Available days: total calendar days the vessels were in the Group’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: the percentage of time that the Group’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the nine month period ended September 30, 2014 decreased by approximately $0.1 million to $47.5 million, as compared to $47.6 million for the same period in 2013 due to a decrease in the operating days of the Group’s fleet. TCE increased slightly to $42,987 for the nine month period ended September 30, 2014, from $42,968 for the nine month period ended September 30, 2013.

Time charter expenses: Time charter expenses for the nine month period ended September 30, 2014 decreased by $0.1 million to $0.6 million, as compared to $0.7 million for the nine month period ended September 30, 2013.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $1.0 million for the nine month period ended September 30, 2014 and to $1.4 million for the nine month period ended September 30, 2013.

Management fees: Management fees for the nine month periods ended September 30, 2014 and 2013 amounted to $10.7 million and $10.9 million, respectively. Pursuant to the Existing Management Agreement dated May 28, 2010, the Manager provides for five years from the inception of the agreement, commercial and technical management services to Navios Maritime Acquisition’s vessels for a daily fee of $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Maritime Acquisition amended the Existing Management Agreement, to fix the fees for ship management services of its owned fleet at the same rate for two additional years, through May 28, 2014. In May 2014, Navios Maritime Acquisition extended the duration of the Existing Management Agreement with Navios Maritime Holdings until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2014 amounted to $0.8 million as compared to $0.6 million for the nine month period ended September 30, 2013. The increase by $0.2 million was attributable to an increase in professional, other fees and travel expenses. On May 28, 2010, Navios Maritime Acquisition entered into an administrative services agreement with Navios Maritime Holdings, initially expiring on May 28, 2015 and later extended until May 2020, pursuant to which a subsidiary of Navios Maritime Holdings provides certain administrative management services to Navios Maritime Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Maritime Holdings is reimbursed for reasonable costs and expenses, which is based on a rate per day per vessel. For the nine month period ended September 30, 2014 and September 30, 2013, the expenses charged by Navios Maritime Holdings for administrative services were $0.6 million and $0.4 million, respectively.

Depreciation and amortization: Depreciation and amortization amounted to $14.6 million for each of the nine month periods ended September 30, 2014 and September 30, 2013. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

Interest expense and finance cost: Interest expense and finance cost for the nine month period ended September 30, 2014 amounted to $20.8 million as compared to $23.0 million for the nine month period ended September 30, 2013. As of September 30, 2014 and 2013, the outstanding weighted average loan balance was $341.0 million and $354.70 million and the weighted average interest rate for the nine month period ended September 30, 2014 and 2013 was 8.1% and 8.6%, respectively.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents revenue and expense information for the years ended December 31, 2013 and 2012. This information was derived from the audited predecessor combined revenue and expense accounts for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	$63,659	$64,059
Time charter expenses	(900)	(1,185)
Direct vessel expenses	(1,919)	(1,898)
Management fees	(14,600)	(14,640)
General and administrative expenses	(866)	(947)
Depreciation and amortization	(19,508)	(20,211)
Interest expenses and finance cost	(31,249)	(31,803)
Loss on bond extinguishment	(23,188)	—
Other income	—	267
Other expense	(74)	(15)

Net loss	$(28,645)	$(6,373)

Set forth below are selected historical and statistical data of our fleet for each of the years ended December 31, 2013 and 2012 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)
FLEET DATA
Available days(1)	1,460	1,464
Operating days(2)	1,460	1,463
Fleet utilization(3)	100.0%	99.9%
Vessels operating at period end	4	4
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$42,986	$42,947

(1)	Available days: total calendar days the vessels were in the Group’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Group’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: TCE: time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Revenue: Revenue for the year ended December 31, 2013 decreased by $0.4 million to $63.7 million, as compared to $64.1 million for the same period in 2012 due to a decrease in the operating days of the Group’s fleet. TCE increased to $42,986 for the year ended December 31, 2013, from $42,947 for the year ended December 31, 2012.

Time charter expenses: Time charter expenses for the year ended December 31, 2013 decreased by $0.3 million to $0.9 million, as compared to $1.2 million for the year ended December 31, 2012. The decrease was attributable to a $0.3 million decrease in various miscellaneous expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $1.9 million for the years ended December 31, 2013 and 2012 since there were no new dry docking or special survey costs incurred during 2012 and 2013.

Management fees: Management fees for the years ended December 31, 2013 and 2012 amounted to $14.6 million. Pursuant to the Existing Management Agreement dated May 28, 2010, the Manager provides for five years from the inception of the agreement, commercial and technical management services to Navios Maritime Acquisition’s vessels for a daily fee of $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Maritime Acquisition amended the Existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs.

General and administrative expenses: Total general and administrative expenses for each of the years ended December 31, 2013 and 2012 amounted to $0.9 million. On May 28, 2010, Navios Maritime Acquisition entered into an administrative services agreement with Navios Maritime Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Maritime Holdings provides certain administrative management services to Navios Maritime Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Maritime Holdings is reimbursed for reasonable costs and expenses, which is based on a rate per day per vessel. For the years ended December 31, 2013 and 2012, the expenses charged by Navios Maritime Holdings for administrative services were $0.5 million.

Depreciation and amortization: Depreciation and amortization decreased by $0.7 million to $19.5 million for the year ended December 31, 2013 as compared to $20.2 million for the year ended December 31, 2012. The decrease of $0.7 million was due to the change of the scrap rate estimate. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2013 amounted to $31.3 million as compared to $31.8 million for the year ended December 31, 2012. As of December 31, 2013 and 2012 the outstanding weighted average loan balance was $352.9 million and $354.7 million, respectively, and the weighted average interest rate was 8.5% for each of the years ended as of December 31, 2013 and 2012.

Loss on bond and debt extinguishment: In October 2010 and May 2011, Navios Maritime Acquisition Corporation issued a total of $400.0 million and $105.0 million, respectively in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). On November 13, 2013, Navios Maritime Acquisition completed the sale of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes”). The net proceeds from the sale of the 2021 Notes were used to redeem any and all of Navios Maritime Acquisition’s outstanding 2017 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $23.2 million loss in the combined statements of operations under “Loss on bond extinguishment”, which was comprised of a $6.7 million loss relating to the write-off of unamortized deferred finance costs, a gain of $1.3 million relating to the write-off of unamortized bond premium and a $17.7 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment. (See Note 2: Summary of Significant Accounting Policies.)

Other income: Other income decreased by $0.3 million to no amount for the year ended December 31, 2013 compared to $0.3 million for the year ended December 31, 2012.

Other expense: Other expense was $0.1 million for the years ended December 31, 2013 and 2012.

Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs will be to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs are expected to primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs.

Credit Facility

Upon the closing of this offering, we will enter into a new credit facility with Credit Suisse AG for an amount of up to $126.0 million (divided into four tranches, two of which will be up to 17.0 million each, the third up to $44.5 million and the fourth up to $47.5 million). At the closing of this offering, we will borrow $126.0 million under the new credit facility and will use such borrowings to fund a portion of the purchase price of the capital stock of the subsidiaries that own the four vessels in our initial fleet. The facility has a term of up to five years and bears interest at .a rate of LIBOR plus 300 basis points. The facility is repayable in 20 consecutive quarterly equal installments of approximately $2.63 million each plus a balloon payment of $73.5 million payable together with the last installment. The credit facility will also require compliance with certain financial covenants such as:

•	Maintaining a ratio of total liabilities to total assets (as defined in our credit facility) not exceeding 70% at any time.

•	Maintaining a ratio of EBITDA (as defined in the credit facility) to interest expenses of at least 3.0 to 1.0;

•	Possessing a minimum liquidity (as defined in the credit facility) at all times greater than the next six months’ period debt service obligations.

•	Maintaining net worth (as defined in the credit facility) not be less than USD 125.0 million.

Our obligations under the credit facility will be secured by first-priority mortgages covering each of the vessels of our initial fleet and other collateral. The credit facility will contain a number of restrictive covenants that prohibit or limit us from, among other things: incurring or guaranteeing indebtedness other than in the ordinary course of business or unless incurred on a fully subordinated basis; changing the flag, class, management or ownership of the vessels; and changing our general partner.

The credit facility will also require us to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

We will also be required to maintain an aggregate market value of our financed vessels equal to 135% of the aggregate amount outstanding under the credit facility.

In addition, Navios Maritime Acquisition and/or Navios Maritime Holdings will be required to own in the aggregate at least 20% of us and to own 100% of our general partner. Ms. Frangou will also be required at all times to hold the position of our Chairman of the Board and Chief Executive Officer.

It is an event of default under the credit facility if such covenants are not complied with.

Cash flows for the Nine Month Period Ended September 30, 2014 as compared to the Nine Month Period Ended September 30, 2013:

The following table presents cash flow information for the nine month periods ended September 30, 2014 and 2013. This information was derived from the unaudited predecessor condensed combined statement of cash flows for the respective periods.

(in thousands of U.S. dollars)	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
Net cash provided by/ (used in) operating activities	$15,029	$(27,731)
Net cash (used in)/ provided by investing activities	(38,906)	4,291
Net cash provided by financing activities	20,782	22,944

Change in cash and cash equivalents	$(3,095)	$(496)

Cash provided by/ (used in) operating activities for the Nine Month Period Ended September 30, 2014 as compared to the Nine Month Period Ended September 30, 2013:

Net cash provided by operating activities increased by $42.8 million to $15.0 million for the nine month period ended September 30, 2014 as compared to an outflow of $27.7 million for the same period in 2013. The increase is primarily due to the settlement of the payables to Navios Maritime Holdings during the nine month period ended September 30, 2013. The increase is further analyzed as follows:

The net loss for the nine month period ended September 30, 2014 was $1.4 million compared to a $4.4 million loss for the nine month period ended September 30, 2013. In determining net cash provided by operating activities for the nine month period ended September 30, 2014, net loss was adjusted for the effect of depreciation and amortization of $14.6 million, $0.6 million for amortization of deferred financing cost, net and $1.0 million for the amortization of drydock and special survey costs. For the nine month period ended September 30, 2013, net loss was also adjusted for the effects of depreciation and amortization of $14.6 million, $0.7 million amortization of deferred financing cost, net and $1.4 million for the amortization of drydock and special survey costs.

Amount due to related parties as of September 30, 2014 and as of December 31, 2013 was $0.8 million and $0.5 million, respectively, which represents the current account payable to Navios Holdings. The balance mainly consisted of management fees, administrative fees, and other expenses due to Navios Holdings. As of September 30, 2014 and December 31, 2013, the Group’s long-term payable due to the Manager was $0. Amount due from related parties as September 30, 2014 and December 31, 2013 was $74.7 million and $35.8 million respectively, which represents the current account receivable from Navios Maritime Acquisition as of such date. (See Note 9: Transactions with related parties.)

Accounts receivable increased by $0.1 million from $0.8 million for the year ended December 31, 2013, to $0.9 million for the nine month period ended September 30, 2014 due to the increase in the receivables due from charterers.

Accounts payable decreased by $0.1 million from $0.4 million for the year ended December 31, 2013 to $0.3 million for the nine month period ended September 30, 2014 due to the decrease in brokers’ payable by $0.1 million.

Prepaid expenses and other current assets decreased by $0.1 million to $0.1 million for the nine month period ended September 30, 2014 from $0.2 million for the year ended December 31, 2013.

Accrued expenses amounted to $0.2 million for the nine month period ended September 30, 2014 and for the year ended December 31, 2013.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.9 million for each of the nine month period ended September 30, 2014 and December 31, 2013.

Cash (used in)/ provided by investing activities for the Nine Month Period Ended September 30, 2014 as compared to the Nine Month Period Ended September 30, 2013:

Net cash used in investing activities for the nine month period ended September 30, 2014 was $38.9 million, compared to $4.3 million net cash provided by investing activities for the nine month period ended September 30, 2013. Net cash used in investing activities for the nine month period ended September 30, 2014 increased as a result of more cash remitted to Navios Acquisition.

Cash provided by financing activities for the Nine Month Period Ended September 30, 2014 as compared to the Nine Month Period Ended September 30, 2013:

Net cash provided by financing activities for the nine month period ended September 30, 2014 was $20.8 million, compared to $22.9 million for the nine month period ended September 30, 2013.

Net cash provided by financing activities for the nine month period ended September 30, 2014 resulted from $20.8 million of net transactions with our owner.

Net cash provided by financing activities for the nine month period ended September 30, 2013 resulted from $22.9 million of net transactions with our owner.

Cash flows for the year ended December 31, 2013 compared to the year ended December 31, 2012:

The following table presents cash flow information for the years ended December 31, 2013 and 2012. This information was derived from the predecessor combined statement of cash flows for the respective periods.

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net cash (used in)/provided by operating activities	$(39,054)	$5,247
Net cash used in investing activities	(4,531)	(31,225)
Net cash provided by financing activities	47,961	30,592

Change in cash and cash equivalents	$4,376	$4,614

Cash (used in)/provided by operating activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in operating activities decreased by $44.3 million to $39.1 million for the year ended December 31, 2013 as compared to an inflow of $5.2 million for the same period in 2012. The decrease is analyzed as follows:

The net loss for the year ended December 31, 2013 was $28.6 million compared to a $6.4 million loss for the year ended December 31, 2012. In determining net cash used in operating activities for the year ended December 31, 2013, net loss was adjusted for the effect of depreciation and amortization of $19.5 million, $6.3 million for amortization and write-off of deferred financing cost and bond premium, net and $1.9 million for the amortization of drydock and special survey costs. For the period ended December 31, 2012, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $20.2 million, $0.8 million amortization and write-off of deferred financing cost and bond premium, net and $1.9 million for the amortization of drydock and special survey costs.

Amount due to related parties as of December 31, 2013 and 2012 was $0.5 million and $13.6 million, respectively, which represents the current account payable to Navios Holdings. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses due to Navios Holdings. As of December 31, 2013 and 2012, the Group’s long-term payable due to the Manager was $0 and $24.8 million, respectively. Amount due from related parties as December 31, 2013 and 2012 was $35.8 million and $31.2 million respectively, which represents the current account receivable from Navios Maritime Acquisition as of such date. (See Note 13: Transactions with related parties.)

Accounts receivable increased by $0.2 million from $0.6 million for the year ended December 31, 2012, to $0.8 million for the year ended December 31, 2013 due to the increase in receivables due from charterers.

Accounts payable decreased by $0.1 million from $0.4 million for the year ended December 31, 2012 to $0.3 million for the year ended December 31, 2013. This decrease was attributable to the decrease in brokers’ payable by $0.1 million.

Prepaid expenses and other current assets increased by $0.1 million to $0.2 million for the year ended December 31, 2013 from $0.1 million for the year ended December 31, 2012.

Accrued expenses increased by $0.1 million to $0.2 million for the year ended December 31, 2013, from $0.1 million on December 31, 2012.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.9 million for the years ended December 31, 2013 and December 31, 2012.

Cash used in investing activities for the year ended December 31, 2013 as compared to the year ended

December 31, 2012:

Net cash used in investing activities for the year ended December 31, 2013 was $4.5 million, compared to $31.2 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2013 decreased as a result of less cash remitted Navios Acquisition.

Cash provided by financing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash provided by financing activities for the year ended December 31, 2013 was $48.0 million, compared to $30.6 million for the year ended December 31, 2012. Net cash provided by financing activities for the year ended December 31, 2013 increased primarily from $332.9 million in proceeds from the issuance of Ship Mortgage and Senior Notes, net of deferred finance costs, which was partially offset by $354.7 million repayment of the 2017 Notes. The remaining increase was as a result of net transactions with our owner. (See Note 2: Summary of Significant Accounting Policies.)

Ship Mortgage Notes:

For the purpose of the preparation of the combined financial statements, long-term debt has been allocated based on a relative fair value basis. The vessels included in these predecessor combined financial statements have been financed through and provide full and unconditional guarantees to the Ship Mortgage Notes issued by Navios Maritime Acquisition.

In October 2010, Navios Acquisition issued a total of $400.0 million in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Maritime Acquisition completed an add-on of $105.0 million to the 2017 Notes. The full proceeds from this add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

In November 2013, Navios Maritime Acquisition issued a total of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes. On March 31, 2014, Navios Maritime Acquisition issued $60.0 million first priority ship mortgage notes due 2021 (“Additional Notes”). The terms of the Additional Notes are identical to the 2021 Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

As a result of the extinguishment of the 2017 Notes, the Group’s vessels recognized a $23.2 million loss in the combined statements of operations under “Loss on bond extinguishment”, which comprises a $6.7 million loss relating to the write off of unamortized deferred finance costs, a gain of $1.3 million relating to the write off of unamortized bond premium and a $17.7 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The loss on bond extinguishment was allocated based on the initial relative fair value of 2017 Notes allocated to the Group’s vessels. The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the properties and assets and creation or designation of restricted subsidiaries. Navios Acquisition was in compliance with the covenants as of December 31, 2013. (See Note 2: Summary of Significant Accounting Policies.)

The Ship Mortgage Notes will not be transferred to us upon the completion of this offering and our vessel-owning subsidiaries will be released from their full and unconditional guarantees of the Ship Mortgage Notes.

Off-Balance Sheet Arrangements

For all periods presented, the Group has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

As of September 30, 2014, the long-term debt presented in the predecessor condensed combined financial statements is an allocation from Navios Maritime Acquisition’s ship mortgage notes. The allocation of such ship mortgage notes has been performed with reference to the relevant fair value of the mortgaged vessels at the issuance of the relevant notes. The contractual obligation related to the repayment of the ship mortgage notes resides with Navios Maritime Acquisition and the ship mortgage notes are fully due in November 2021. The Navios Group has no other contractual obligations as of September 30, 2014.

Reduced Emerging Growth Company Requirements

We are an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, as described in “Summary—Implications of Being an Emerging Growth Company.”

We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company.

Critical Accounting Policies

Our predecessor condensed combined financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to predecessor condensed combined financial statements, included herein.

Fair Value of Vessels: As of December 31, 2013, our predecessor owned and operated a fleet of four vessels, with an aggregate carrying value of $374.8 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2013, the carrying value of four of predecessor’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $33.3 million in aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2013, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2013(1)
	(In millions of U.S. dollars)
Shinyo Kannika	9/10/2010	$81.3	$65.3	*
Shinyo Kieran	6/8/2011	139.7	125.5	*
Shinyo Ocean	9/10/2010	81.7	64.9	*
Shinyo Saowalak	9/10/2010	137.6	119.1	*

		$440.3	$374.8

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Maritime Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2013, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Use of Estimates: The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to, future drydock dates, the selection of useful lives and residual values for tangible assets, and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Group’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $708 for the year ended December 31, 2013. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of long-lived Asset Group: Vessels, other fixed assets and other long lived assets held and used by the Group are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

In connection with its annual impairment testing on its vessels, the Group performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Group’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flow for unfixed days, ranging from 49.9% to 86.1% (depending on the vessel).

In addition, the Group compared the ten-year historical average (of the one-year charter rate for similar vessels) of $44,589 per day with historical rates for five-year charters (for similar vessels) of $28,924 per day and one-year charters (for similar vessels) of $19,837 per day. A comparison of the ten-year historical average (of the one-year charter rate) and the current rates for five-year and one-year charters (for similar vessels) follows (as of December 31, 2013):

	Historical Average of One-Year Charter Rates (over Various Periods) vs. Ten-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	1-Year Average
	(% above (below) the 10-Year average)
VLCCs	(35.1)%	(55.5)%

As disclosed elsewhere, the Group’s fleet includes 4 vessels for which the carrying value (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $33.3 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the ten-year historical average (of the one-year charter rate for similar vessels), the Group estimates that none and 2 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2013 and 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated by management with the assistance of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose the Group to material impairment charges in the future.

Revenue Recognition: Revenue is recorded (i) when services are rendered, (ii) the Group has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. Revenue is generated from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Navios Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Special Survey and Drydocking Costs

We follow the accounting guidance for planned major maintenance activities. The Groups’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively. Drydocking and special survey costs, which are reported in the balance sheet within “Deferred dry dock and special survey costs, net”, include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Group follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey and drydocking, which is five and two and a half years, respectively. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking. Costs incurred during the drydocking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and drydocking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel.

Provisions

The Navios Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Group has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Group will provide the lower amount of the range.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the nine months ended September 30, 2014, the value of the U.S. dollar increased by 8.5% and during the year ended December 31, 2013, the value of U.S. dollar decreased by approximately 4.0% as compared to the Euro.

Interest Rate Risk

As of September 30, 2014 and December 31, 2013, the Group had a total of $341.0 million in long-term indebtedness. As of December 31, 2012, the Group had a total of $356.3 million in long-term indebtedness. The debt is U.S. dollar-denominated. The interest rate on the Notes is fixed. Therefore, we are not exposed to the interest rate risk.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2014, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2013, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2012, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 78.0% and 22.0%, respectively.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Group does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Group also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-4, “Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.” The update provides requirements for the recognition, measurement and disclosure of an entity’s reasonable expectation of its obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to disclose the nature and amount of any such obligation, as well as other information about the obligation. The Group has reviewed the effect of ASU No. 2013-4 which was effective for the Group beginning in the first quarter of its 2014 fiscal year. The adoption of the new guidance did not have a significant impact on the Group’s combined financial statements.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Group is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the international oil tanker shipping industry, has been provided by Drewry Shipping Consultants Ltd. (“Drewry”). Drewry has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview

The maritime shipping industry is fundamental to international trade as it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods around the world. In turn, the oil tanker shipping industry represents a vital link in the global energy supply chain, in which VLCC and Suezmax tankers play an important role given their availability to carry large quantities of crude oil.

The oil tanker shipping industry is primarily divided between crude tankers, that carry either crude oil or residual fuel oil, and product tankers that carry refined petroleum products. Crude oil is the basic feed to the global refinery industry, which via a distillation process produces refined products and associated products such as liquefied petroleum gas (LPG).

The Oil Supply Chain

Source: Drewry

The following review, however, specifically focuses on the crude sector. Freight is paid for the movement of cargo between a load port and a discharge port. The cost of moving the ship from a discharge port to the next load port is not directly compensated by the charterers in the freight payment, but is an expense of the owners if not on time charter.

Revenue in the oil tanker shipping market is driven by daily freight rates. Freight rates have increased recently due to a number of factors, including: (i) increased global demand for oil driven by emerging markets, (ii) longer voyage distances as a result of changing oil trading patterns, and (iii) only moderate growth in vessel supply as a result of a declining tanker orderbook and increased scrapping activity.

In broad terms, demand for oil traded by sea is principally affected by world and regional economic growth, and to a lesser extent, other factors such as changes in regional oil prices. As such, there is a close relationship between changes in the level of economic activity and changes in the volume of crude oil moved by sea (see the chart below). With continued strong GDP growth in Asia, especially in China, seaborne oil trades to Asian emerging markets have been growing significantly. Chinese oil consumption has grown by a CAGR of 6.1% between 2003-2013, during this period the OECD showed a decline with a CAGR of -0.6%. In 2013, total seaborne trade in crude oil was equivalent to 2.1 billion tonnes. Given that most forecasts now point to rising global economic growth in the remainder of 2014 and 2015, there is an expectation that movements of oil by sea will also grow.

World GDP and Crude Oil Seaborne Trade

(Percent change year on year)

(1)	GDP—provisional assessment

Source: Drewry

Changes in regional oil consumption, as well as a shift in global refinery capacity from the developed to the developing world, is resulting in growing seaborne oil trade distances. For example, a trip from West Africa to China takes 61 days for a VLCC, while a voyage from West Africa to the US Gulf would take the same vessel 35 days. This increase in oil trade distances, coupled with increases in world oil demand, has had a positive impact on tanker demand with ton miles growing from 7.8 to 9.3 billion tons in the period 2003 to 2013.

Supply in the tanker sector, as measured by its deadweight (dwt) cargo carrying capacity, is primarily influenced by the rate of deliveries of newbuildings from the shipyards in line with their orderbook, as well as the rate of removals from the fleet via vessel scrapping or conversion to offshore units. After a period of rapid expansion, supply growth in the tanker sector is moderating with the overall tanker fleet growing by just 1.6% in 2013. New tanker orders in the period 2010 to 2013 were limited due to lack of available bank financing and a challenged rate environment, which has contributed to the total crude oil tanker orderbook declining to 13.8% of the existing global crude oil tanker fleet capacity as of July 2014, compared with nearly 50% of the existing fleet at its recent peak in 2008. Although new ordering has picked up in the VLCC sector in recent months, supply growth in the tanker sector as a whole is likely to remain low in 2014 and 2015 as the orderbook as a percentage of the fleet remains low in historical terms.

In the closing months of 2013, VLCC time charter equivalent (TCE) rates recovered strongly after a prolonged period of weakness which had affected all sectors of the tanker market. The improvement in freight rates and a generally more positive market sentiment have also had a positive impact on secondhand vessel values. In July 2014, a five year old VLCC was valued at $73 million, equivalent to an increase of 33% on July 2013.

World Oil Demand and Production

In 2013, oil accounted for approximately one third of global energy consumption. In recent years, growth in oil demand has been largely driven by developing countries in Asia as well as growing Chinese consumption. In 2013, world oil demand increased to 91.4 million barrels per day (bpd) which represents a 1.3% increase from 2012 and which is 6.9% higher than the recent low recorded in 2009.

World Oil Consumption: 2003 to 2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03-13%

North America	24.5	25.3	25.5	25.4	25.5	24.2	23.7	24.1	24.0	23.6	24.0	-0.2%
Europe—OECD	15.4	15.6	15.5	15.5	15.3	15.4	14.7	14.7	14.3	13.8	13.6	-1.2%
Pacific	8.7	8.5	8.6	8.5	8.4	8.0	8.0	8.1	8.1	8.6	8.4	-0.4%

Total OECD	48.6	49.4	49.6	49.4	49.2	47.6	46.4	46.9	46.4	46.0	46.0	-0.5%

Former Soviet Union	3.6	3.7	3.8	3.9	4.2	4.2	4.0	4.2	4.4	4.5	4.6	2.5%
Europe—Non OECD	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.7	0.0%
China	5.6	6.4	6.6	7.0	7.6	7.9	7.9	8.9	9.2	9.8	10.1	6.1%
Asia (exc China)	8.1	8.6	8.8	8.9	9.5	9.7	10.3	10.9	11.1	11.4	11.7	3.7%
Latin America	4.7	4.9	5.0	5.2	5.7	5.9	5.7	6.0	6.3	6.4	6.6	3.5%
Middle East	5.4	5.8	6.1	6.5	6.5	7.1	7.1	7.3	7.4	7.7	8.0	4.0%
Africa	2.7	2.8	2.9	3.0	3.1	3.2	3.4	3.5	3.4	3.7	3.7	3.2%

Total Non-OECD	30.8	32.9	33.9	35.2	37.4	38.7	39.1	41.5	42.5	44.2	45.4	4.0%

World Total	79.4	82.3	83.5	84.6	86.6	86.3	85.5	88.4	88.9	90.2	91.4	1.4%

Source: Drewry

World oil consumption has increased steadily over the past 15 years, with the exception of 2008 and 2009, as a result of increasing global economic activity and industrial production. Seasonal trends also affect world oil consumption and consequently, oil tanker demand. While trends in consumption vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can be classified broadly into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global trends in oil production have naturally followed the growth in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels and tie in with the seasonal peaks in demand. World crude oil production in the period 2003 to 2013 is shown in the table below.

World Oil Production: 2003 to 2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR 03-13%

N. America	14.6	14.6	14.1	14.2	14.3	13.9	13.6	14.1	14.6	15.8	17.1	1.59%
Former Soviet Union	10.3	11.2	11.6	12.1	12.8	12.8	13.3	13.5	13.6	13.7	13.9	3.04%
OPEC	30.7	33.0	34.2	34.4	35.5	37.0	34.0	34.6	35.6	37.6	36.8	1.83%
Asia	6.0	6.3	6.3	6.4	6.4	6.4	7.5	7.8	7.8	7.8	7.7	2.53%
Other	18.1	18.0	18.3	18.1	16.6	16.4	17.0	17.3	16.8	16.0	16.0	-1.23%

Total	79.7	83.1	84.5	85.2	85.6	86.5	85.4	87.3	88.4	90.9	91.5	1.39%

Source: Drewry

At the beginning of 2013, proven global oil reserves totaled 1,653 billion barrels, an amount approximately 50 times greater than 2013 production rates. These reserves tend to be located in regions far from the major consuming countries and this distance contributes to demand for crude tanker shipping. One important reversal of this trend in recent years, however, has been the development of tight or shale oil reserves in the United States, which has had a negative impact on the volume of US crude oil imports. Nevertheless, much of the oil from West Africa and the Caribbean that was historically imported by the US is now shipped to China, which has a positive impact on rates due to increased ton miles given the long distances oil needs to travel.

Production and exports from the Middle East (largely from OPEC suppliers) and West Africa have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates due to the long distances between these supply sources and demand centers. Oil exports from short-haul regions, such as the North Sea, are significantly closer to ports used by the primary consumers of such exports which results in shorter average voyages.

The volume of crude oil moved by sea each year reflects the underlying changes in world oil consumption and production. Driven by increased world oil demand and production especially in developing countries, seaborne trade in crude oil in 2013 is provisionally estimated at 2.1 billion tons, or 69% of all seaborne oil trade. The chart below illustrates changes in global seaborne movements of crude oil between 1980 and 2013.

Seaborne Crude Oil Trade Development: 1980 to 2013

(Million Tons)

Source: Drewry

World seaborne oil trade is the result of geographical imbalances between areas of oil consumption and production. Historically, certain developed economies have acted as the primary drivers of these seaborne oil trade patterns. The regional growth rates in oil consumption shown in the chart below indicate that the developing world is driving recent trends in oil demand and trade. In Asia, the Middle East, Africa and Latin America, oil consumption during the period from 2003 to 2013 grew at CAGR rates in excess of 3%, and in the case of China, the CAGR was 6.1%. Strong demand for oil in these regions is driving both increased volume of seaborne oil trades and increased voyage distances, as more oil is being transported on long haul routes.

Regional Oil Consumption Growth Rates: 2003 to 2013

(CAGR—Percent)

Source: Drewry

Furthermore, consumption on a per capita basis remains low in many parts of the developing world, but as many of these regions have insufficient domestic supplies, rising demand for oil will have to be satisfied by increased imports.

Oil Consumption Per Capita: 2013

(Tons per Capita)

Source: Drewry

In the case of China and India, seaborne crude oil imports have risen significantly in the last decade to meet an increasing demand for energy (see chart below). During the period to 2013, Chinese crude oil imports increased by a CAGR of 15.1% and Indian imports increased by a CAGR of 7.6%. Conversely Japanese imports declined by 1.4% and US imports have also declined as a result of growing domestic oil supplies. As a result of the changes in regional oil consumption and due to increasing demand for longer voyage lengths such as Middle East to Asia, typically 49 days, and West Africa to Asia, typically 61 days, seaborne oil trade distance has been growing. This is especially beneficial to VLCC and Suezmax tanker operators because of larger economies of scale for long voyages.

Asian Countries—Crude Oil Imports

(Million Tons)

Source: Drewry

The shift in global refinery capacity from the developed to the developing world is also having a positive impact on the seaborne oil trade given increasing distances from production sources to refineries. The distribution of refinery throughput by region in the period 2003 to 2013 is shown in the following table.

Oil Refinery Throughput by Region: 2003 to 2013

(Million Barrels Per Day)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR % 03-13

North America	18,619	18,868	18,518	18,484	18,460	17,879	17,502	17,740	17,707	17,993	18,301	-0.2%
S. & Cent. America	5,009	5,401	5,378	5,334	5,456	5,363	4,889	4,834	5,053	4,657	4,786	-0.5%
Europe & Eurasia	19,920	20,371	20,736	20,783	20,716	20,635	19,509	19,595	19,491	19,538	19,142	-0.4%
Middle East	5,602	5,796	6,008	6,300	6,397	6,396	6,297	6,396	6,517	6,388	6,353	1.3%
Africa	2,301	2,304	2,491	2,372	2,372	2,456	2,293	2,449	2,169	2,206	2,177	-0.6%
Australasia	823	820	757	749	767	756	762	756	789	779	735	-1.1%
China	4,823	5,382	5,916	6,155	6,563	6,953	7,488	8,571	9,059	9,199	9,648	7.2%
India	2,380	2,559	2,561	2,860	3,107	3,213	3,641	3,899	4,085	4,302	4,462	6.5%
Japan	4,118	4,038	4,136	4,026	3,995	3,946	3,627	3,619	3,410	3,400	3,453	-1.7%
Other Asia Pacific	6,886	7,355	7,474	7,469	7,493	7,351	7,229	7,434	7,390	7,436	7,227	0.5%

Toral World	70,482	72,893	73,976	74,533	75,325	74,949	73,234	75,293	75,668	75,899	76,284	0.8%

Source: Drewry

Changes in refinery throughput are largely driven by changes in the location of capacity. Capacity increases are taking place mostly in the developing world, especially in Asia. In response to growing domestic demand, Chinese refinery throughput has grown at a faster rate than any other global region in the last decade, with the Middle East and other emerging economies following. By contrast, refinery throughput in North America has declined in the last decade. This has had a positive impact on crude tanker shipping, as regions where refining capacity is growing will need to import more oil. The shift in refinery capacity is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, and few are planned for North America and Europe.

Oil Refinery Throughput by Region: Growth Rates 2003 to 2013

(CAGR—Percent)

Source: Drewry

As a result of changes in trade patterns, as well as shifts in refinery locations, average voyage distances in the crude sector have increased. In the period from 2003 to 2013 ton mile demand in the crude tanker sector grew from 7.8 to 9.3 billion ton miles. The table below shows changes in tanker demand expressed in ton miles, which is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

Crude Oil Tanker Demand: 2003 to 2013

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	CAGR %
												03-13
Seaborne Crude Trade—Mill Tons	1,937	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,032	2,075	2,090	0.76%
Ton Mile Demand—Bill T M	7,752	8,294	8,447	8,626	8,707	8,853	8,512	8,908	8,803	9,159	9,314	1.85%
Average Voyage Length—Miles	4,002	4,060	4,069	4,135	4,142	4,194	4,203	4,312	4,332	4,414	4,456	1.08%

Source: Drewry

Tanker Fleet Overview

The world oil tanker fleet includes two basic vessel types, which either carry crude oil or refined petroleum products. In addition, refined petroleum products can be carried by chemical tankers, while products such as LPG have their own dedicated fleet. The main types of oil tanker are described in the table below.

The Main Oil Tanker Types

Class of Tanker	Cargo Capacity (DWT)	Typical Use
Ultra Large Crude Carriers (“ULCCs”)	> 320,000	Long-haul crude oil transportations from the Middle East Gulf to Northern Europe (via the Cape of Good Hope), to the Far East and to the US Gulf.
Very Large Crude	200,000 - 319,999
Carriers (“VLCCs”)
Suezmax	120,000 - 199,999	Medium-haul crude oil transportations from the Middle East and West Africa to the United States and Europe.
Aframax	80,000 - 119,999	Short- to medium-haul crude oil and refined petroleum products transportations from the North Sea or West Africa to Europe or the East Coast of the United States, from the Middle East Gulf to the Pacific Rim and on regional trade routes in the North Sea, the Caribbean, the Mediterranean and the Indo-Pacific Basin.
Panamax	60,000 - 79,999	Short- to medium-haul crude oil and refined petroleum products transportations worldwide, mostly on regional trade routes.
Medium Range 2 (MR2)	40,000 - 59,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and the growing intra-Asian/Middle East/ISC trades.
Medium Range 1 (MR1)	25,000 - 39,999
Short Range (SR)	10,000 - 24,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes.

Source: Drewry

The world crude tanker fleet is generally divided into four major types of vessel classifications, based on carrying capacity. The main crude tanker vessel types are:

•	VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt (typically 300,000 to 320,000 dwt or approximately two million barrels). VLCCs generally trade on long-haul routes from the Middle East and West Africa to Asia, Europe and the U.S. Gulf or the Caribbean. Tankers in excess of 320,000 dwt are known as Ultra Large Crude Carriers (ULCCs) although for the purposes of this report they are included within the VLCC category.

•	Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt (typically 150,000 to 160,000 dwt or approximately one million barrels). Suezmax tankers are engaged in a range of crude oil trades across a number of major loading zones.

•	Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

•	Panamax tankers, with an oil carrying capacity of 55,000 to 80,000 dwt, carrying 350,000 to 500,000 barrels. Panamax tankers operate in more specialized trading spheres as they are designed to take advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

The oil tanker fleet is regulated through a series of international conventions and daily operations are subject to ship inspections through regimes such as the Ship Inspection Report Programme (SIRE) which is run under the auspices of the Oil Companies International Marime Forum. The SIRE programme provides a platform for uniform vessel inspection and since its introduction in 1993 more than 180,000 inspection reports have been submitted to SIRE. It is now a major source of technical and operational information to prospective charterers and it provides on-going information on how well vessels are maintained and oprerated. Overall, increased vetting of oil tankers has led to an improvement in the quality of ships and safer and cleaner seas.

In addition to individual vetting the international shipping industry is regulated by a number of governmental, quasi-governmental and private organizations such as the European Union (EU), the individual states (flag states), the IMO and classification societies. A large number of international conventions are relevant for the shipping industry.

Every ocean-going vessel must be classed by a classification society. The classification society certifies that a vessel is in-class, meaning that the vessel has been built and maintained in accordance with the rules of the classification society and complies with the applicable rules and regulations of the vessel’s country of registry and the international conventions of which the country is a member. The individual states exercise port state control of vessels to enforce a certain level of quality of vessels.

As of July 31, 2014 the crude oil tanker fleet consisted of 1,888 ships with a combined capacity of 346.9 million dwt. In addition, a further 275 ships with a combined capacity of 48.0 million dwt were on order.

Crude Oil Tanker Fleet and Orderbook(1)—July 31, 2014

		Existing Fleet		Scheduled Deliveries								Total Orderbook		% Existing Fleet
				2014		2015		2016		2017
Size Dwt		No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt
VLCC	200,000 +	626	192.3	16	5.1	15	4.7	45	14.0	8	2.5	84	26.3	13.4%	13.7%
Suezmax	120-199,999	482	74.6	13	2.0	10	1.5	14	2.2	1	0.2	38	5.9	7.9%	7.9%
Aframax	80-119,999	685	73.5	26	2.9	50	5.6	37	4.2	5	0.6	118	13.3	17.2%	18.1%
Panamax	55-79,999	95	6.5	10	0.7	4	0.3	21	1.5	0	0.0	35	2.5	36.8%	38.5%

Total		1,888	346.9	65	10.7	79	12.1	117	21.9	14.0	3.3	275	48.0	14.6%	13.8%

(1)	Excludes a small number of ships below 55,000 dwt which theoretically can carry crude oil

Source: Drewry

The table below shows principal routes for crude oil tankers and where VLCC, Suezmax and Aframax vessels are deployed.

Crude Oil Tankers—Typical Deployment by Size Category

Vessel Type
Area	Trade Route	Haul	VLCC	Suezmax	Aframax
Inter-Regional	MEG(1)—Asia		X	X
	MEG—N. America		X
	MEG—Europe—Suez(2)		X	X
	W.Africa(3)—N. Americ		X	X	X
	W. Africa—Asia	Long	X	X
	US Gulf—Asia			X
	MEG—Europe—Cape(4)		X
	W. Africa—Europe			X	X
	NS(5)—N. America				X
	MEG—Pacific Rim			X	X

Intra-Regional	North Sea			X	X
	Caribbean			X	X
	Mediterranean	Medium		X	X
	Asia—Pacific			X	X

(1)	Middle East Gulf
(2)	Suezmax via Suez Canal fully laden
(3)	West Africa
(4)	VLCC transit via Cape of Good Hope
(5)	North Sea

Source: Drewry

VLCCs are built to carry cargo parcels of two million barrels and Suezmax tankers are built to carry cargo parcels of one million barrels, which are the most commonly traded parcel sizes in the crude oil trading markets. This feature makes VLCCs and Suezmax tankers the most appropriate asset class globally for long and medium haul trades. While traditional VLCC and Suezmax trading routes have typically originated in the Middle East and the Atlantic Basin, increased Asian demand for crude oil has opened up new trading routes for both classes of vessel. The maps below show the main VLCC and Suezmax tanker seaborne trade routes.

Main Crude Oil Trading Routes

Source: Drewry

VLCC Fleet Development

Growth in crude oil tanker supply has slowed as a result of lower levels of new ordering and an increase in vessel demolitions and conversions. Between the end of 2012 and the end 2013 the VLCC fleet grew by 1.8%. This represents the lowest annual increase in supply since 2007.

VLCC Fleet Development: 2003 to 2014

(1)	Through to July 2014

Source: Drewry

In 2013, deliveries of new crude tankers to the VLCC fleet were at their lowest level since 2007, which was a major factor in the correction of an over-supply within the sector.

VLCC Deliveries(1) 2003 to 2014

(1)	Through to July 2014

Source: Drewry

The chart below indicates the volume of new orders placed in the VLCC sector in the period from 2003 to 2014. Very few new vessel orders were placed in the VLCC sectors during 2011, 2012 and 2013, although the pace of new ordering in the VLCC sector picked up in the opening months of 2014.

VLCC New Order Placed 2003 to 2014(1)

(‘000 Dwt)

(1)	Through to July 2014

Source: Drewry

Lower levels of new ordering combined with cancellations have resulted in a declining vessel orderbook. At its peak in 2008, the VLCC orderbook was equivalent to 50% of the existing fleets. With low levels of new ordering in 2012 and 2013, as of July 31, 2014, the VLCC orderbook had declined to 13.7% of the existing VLCC fleet.

VLCC Orderbook & Orderbook Percent Existing Fleet(1)

(1)	Through to July 2014

Source: Drewry

In the last few years, delays in new ship deliveries, often referred to as “slippage,” have become a consistent annual feature of the market. Slippage is the result of a combination of several factors, including cancellations of orders, problems in obtaining vessel financing, owners seeking to defer delivery during weak markets, shipyards quoting overly optimistic delivery times, and in some cases, shipyards experiencing financial difficulty.

New order cancellations have been a feature of most shipping markets during the market downturn. For obvious reasons, shipyards are reluctant to openly report such events, making the tracking of the true size of the orderbook at any given point in time difficult. The difference between actual and scheduled deliveries reflects the fact that orderbooks are often overstated.

Slippage has affected the VLCC sector. The table below indicates the relationship between scheduled and actual deliveries for both asset classes in the period 2010 to 2013. Given slippage has occurred in recent years, it is not unreasonable to expect that some of the VLCC tankers scheduled for delivery in the remainder of 2014, 2015 and 2016 will not be delivered on time.

VLCCs: Scheduled versus Actual Deliveries

Year	Number of VLCCs			DWT
	Scheduled Deliveries	Actual Deliveries	Non Deliveries (%)	Scheduled Deliveries	Actual Deliveries	Non Deliveries (%)
2010	90	54	40%	27,770,630	16,572,136	40%
2011	94	62	34%	29,134,270	19,106,737	34%
2012	73	49	33%	22,961,389	15,340,705	33%
2013	56	30	46%	17,782,961	9,517,454	46%
2014(1)	21	13	38%	6,550,829	4,144,326	37%

(1)	Scheduled deliveries as at end June 2014

Source: Drewry

Tanker supply is also affected by vessel scrapping or demolition and the removal of vessel through loss and conversion. As an oil tanker ages, vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain its “in-class” status. Often, particularly when tankers reach approximately 25 years of age, the costs of conducting the class survey and performing required repairs become economically inefficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

In addition to vessel age, scrapping activity is influenced by freight markets. During periods of high freight rates, scrapping activity will decline and the opposite will occur when freight rates are low. The chart below indicates that VLCC removals from the fleet were much higher from 2008 to 2013 than in the preceding five years.

VLCC Removals(1) Scrapping: 2003 to 2014

(1)	Includes vessels sent for demolition, losses and conversions

Source: Drewry

Within the context of the wider market, increased vessel scrapping is a positive development, as it helps to counterbalance new ship deliveries and to moderate fleet growth.

The Crude Oil Tanker Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options, described below.

•	A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years. All voyage related costs, including vessel fuel, or bunkers, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•	A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter. The charterer pays all voyage related costs. The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•	A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load port to discharge port basis, subject to various cargo handling terms. Most of these charters are of a single or spot voyage nature. The cost of repositioning the ship to load the next cargo falls outside the charter and is at the cost and discretion of the owner. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•	A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. This arrangement constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the shipowner. The freight rate is normally agreed on a per cargo ton basis.

Tanker Freight Rates

Worldscale is the tanker industry’s standard reference for calculating freight rates. Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity as it does not vary significantly in quality and it is relatively easy to transport by a variety of methods. These attributes, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea and therefore, the cargo owner requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures, this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

Time charter equivalent (TCE) is the measurement that describes the earnings potential of any spot market voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which removes all expenses (port costs, bunkers and commission) from the gross revenue, resulting in a net revenue which is then divided by the total voyage days, which includes the days from discharge of the prior cargo until discharge of the cargo for which the freight is paid (at sea and in port), to give a daily TCE rate.

The supply and demand for tanker capacity influences tanker charter hire rates and vessel values. In general, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus more prone to volatility. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, with more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market, as compared to the tanker market as a whole.

The chart below illustrates monthly changes in TCE rates and One Year Time Charter rates for VLCCs during the period from January 2003 to July 2014

VLCC Time Charter Equivalent (TCE) and One Year Time Charter Rates: 2003 to 2014

(US$/Day)

Source: Drewry

From 2005 to 2007, time charter rates for all tanker sizes rose steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements of oil generated additional demand for tanker capacity. This increased demand for capacity led to a tighter balance between vessel demand and supply and consequently led to rising freight rates. As the world economy weakened in the second half of 2008, however, demand for oil fell, negatively impacting tanker demand and freight rates. Rates declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months and then remaining weak for the remainder of 2011 and into 2012. At times during 2013, TCE rates for VLCCs were close to or in negative net returns, although in practice, the use of slow steaming to reduce bunker consumption and triangulation voyage patterns, as indicated in the chart below, may have turned these rates into positive earnings.

Indicative VLCC Triangulation Voyage Pattern

Source: Drewry

Newbuilding Prices

Global shipbuilding is concentrated in China, South Korea and Japan. This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world. Collectively, these three countries account for over 80% of global shipbuilding production.

Vessels are constructed at shipyards of varying size and technical sophistication. Drybulk carriers are generally considered to be the least technically sophisticated vessels to construct, with oil tankers, container vessels and LNG carriers having a much higher degree of technical sophistication.

The actual construction of a vessel can take place in 9 to 12 months and can be partitioned into five stages: contract signing, steel cutting, keel laying, launching and delivery. Each of these stages is usually associated with an installment payment to the shipyard. The amount of time between signing a newbuilding contract and the date of delivery is usually greater than 12 months, and in times of high shipbuilding demand, can extend to two to three years.

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 due to high levels of new ordering, a shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders’ costs as a result of increasing steel prices and the weakening U.S. Dollar. Prices, however, weakened in 2009, as a result of a downturn in new ordering, and remained weak until the second half of 2013, when they started to rise again. The following chart illustrates the trend of VLCC newbuilding prices during the period from 2003 to July 2014.

VLCC Newbuilding and Secondhand

Prices: 2003 to 2014(1)

(US$ Million)

(1)	Through July 2014

Source: Drewry

Secondhand Prices

Secondhand values reflect prevailing and expected charter rates, albeit with a lag. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. Vessel values, however, are also influenced by other factors including the age of the vessel. Prices for young vessels, those approximately five years old or under are also influenced by newbuilding prices. Prices for old vessels, those that are in excess of 25 years old and near the end of their useful economic life, are influenced by the value of scrap steel.

In addition, values for younger vessels tend to fluctuate less on a percentage basis than values for older vessels. This is attributed to the finite useful economic life of older vessels which makes the price of younger vessels, with commensurably longer remaining economic lives, less susceptible to the level of prevailing and expected charter rates in the foreseeable future.

Vessel values are determined on a daily basis in the sale and purchase (S&P) market, where vessels are sold and bought through specialized sale and purchase brokers who regularly report these transactions to participants in the seaborne transportation industry. The sale and purchase market for oil tankers is transparent and quite liquid with a large number of vessels changing hands on a regular basis.

The chart above illustrates the movements of prices (in US$ million) for secondhand VLCC (5 year old) oil tankers between 2003 and 2014. VLCC secondhand values peaked in 2008 and after falling to a market low in 2013 have since risen by one-third in the period July 2013 to July 2014.

VLCC Rate and Asset Value Summary

Year	TCE(1) US$/Day	1 YR TC(2) US$/Day	3 YR TC(2) US$/Day	Newbuild(3) US$ Mill	Secondhand(3) 5 Yrs -US$ Mill
2003	49,342	33,604	30,125	67.1	60.3
2004	95,258	53,875	42,104	90.5	90.7
2005	59,125	60,125	47,192	119.0	113.4
2006	51,142	55,992	48,617	124.9	116.2
2007	45,475	53,333	47,358	135.7	123.8
2008	86,708	74,663	57,896	153.4	144.7
2009	29,483	38,533	36,558	116.2	84.2
2010	40,408	36,083	36,825	102.7	85.8
2011	22,625	24,642	31,450	101.3	77.0
2012	11,933	20,996	26,304	94.3	62.3
2013	12,583	20,500	23,250	91.0	56.3
Jul-14	26,500	26,500	30,250	99.0	73.0
5 Yr (09-13)
Average	23,407	28,151	30,878	101.1	73.1
10 Yr (04-13)
Average	45,474	43,874	39,755	112.9	95.4

(1)	VLCC :AG-Japan: period averages
(2)	Period average
(3)	Period averages, except July 2014

Source: Drewry

BUSINESS

Overview

We are a growth oriented limited partnership formed to own, operate and acquire crude oil tankers under long-term employment contracts. In the future, to the extent opportunities arise, we may also seek to own, operate and acquire refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. Consistent with the chartering strategy of our affiliate, Navios Maritime Partners (NYSE: NMM), which charters its dry bulk and container vessels under long-term employment contracts, we intend to charter our vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

Our Relationships with Navios Maritime Holdings and Navios Maritime Acquisition

One of our key strengths is our relationships with Navios Maritime Holdings (NYSE: NM) and Navios Maritime Acquisition (NYSE: NNA).

Navios Maritime Holdings is one of the world’s largest independent drybulk operators with a market capitalization of approximately $635.0 million as of September 30, 2014. Navios Maritime Holdings’ business was established by United States Steel Corporation in 1954 and has over 50 years of experience working with raw material producers, agricultural traders and exporters, and industrial end-users. The key members of Navios Maritime Holdings’ management team have on average over 20 years of experience in the shipping industry.

Navios Maritime Acquisition, our parent, owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services and has a market capitalization of approximately $411.0 million as of September 30, 2014. Navios Maritime Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Maritime Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers.

We intend to use Navios Maritime Holdings’ and Navios Maritime Acquisition’s extensive experience and relationships to secure long-term time charters for our vessels.

Business Opportunities

We believe that the following factors create opportunities for us to successfully execute our business plan and grow our business:

Increasing demand for seaborne transportation of crude oil.

•	Growing demand for oil consumption. World oil consumption has increased steadily over the past 15 years, with the exception of 2008 and 2009, as a result of increasing global economic activity and industrial production. Oil consumption in developing countries has been increasing due to growing demand for power generation, transportation and the development of infrastructure and raw materials.

•	Growing distances of transportation. Due to changes in regional oil consumption and the increasing demand for long voyage lengths such as Middle East to Asia and West Africa to Asia, seaborne oil trade distance has been growing. This is especially beneficial to VLCC and Suezmax tanker operators because of larger economies of scale for long voyages. The shift in global refinery capacity from the developed to the developing world is also having a positive impact on the seaborne oil trade given increasing distances from production sources to refineries, which further bolsters ton-mile demand.

•	Increasing Asian oil import volumes. Asia is emerging as the dominant user of VLCC vessels. During the period from 2003 to 2013, Chinese crude oil imports increased by a CAGR of 15.1% and Indian imports increased by a CAGR of 7.6%. The growth in VLCC ton miles will continue as China imports more crude from Venezuela, Brazil and West Africa as it diversifies its sources of oil. Indian companies have recently secured crude oil from Brazil to replace existing Iranian supplies increasing VLCC ton mile demand. China is the world’s second largest consumer of oil, importing more than half of its requirements and will likely surpass the U.S. as the world’s largest importer next year growing to about 14 mbpd by 2035.

•	Increasing U.S. energy exports driven by production of U.S. shale oil deposits. The growth in the U.S. of shale-derived oil and gas has led to increased seaborne exports of refined petroleum products and natural gas liquids, such as gasoline and LPG. Based on EIA data, U.S. exports of total petroleum products increased at a CAGR of 15% between 2008 and 2013. Furthermore, many major U.S. refiners have applied to the U.S. Commerce Department for a license to export condensate, a lightly refined petroleum product. The future growth of such exports, as well as the potential ability to export crude oil, will require greater tanker shipping capacity.

Increasing demand for long-term time charter contracts with modern VLCC vessels. As global demand for energy continues to grow, we believe that our customers will seek to secure more vessels on long-term charters. For the large energy customers we seek to do business with, securing access to transportation capacity is critical to their midstream value chain. From 2003 to 2009, the number of VLCC time charter fixtures more than doubled, based on data from Drewry, as customers looked to secure more vessels on long-term employment.

Stringent customer standards favor large, high-quality operators. Major energy companies are highly selective in their choice of crude oil vessel operators, particularly for long-term charters, and have established strict operational and financial standards that they use to pre-qualify, or vet, tanker operators prior to entering into charters. The VLCC tanker industry is highly fragmented with more than 80% of the 132 VLCC tanker owners owning fewer than 10 VLCC vessels and operators of large fleets will be able to better serve customers and benefit from economics of scale.

We can provide no assurance, however, that the business opportunities described above will continue or that we will be able to capitalize on such business opportunities. For further discussion of the risks that we face, see “Risk Factors” beginning on page 20 of this prospectus. Please read “The International Oil Tanker Shipping Industry” beginning on page 121 of this prospectus.

Competitive Strengths

We believe we are well positioned to capitalize on existing business opportunities successfully because of the following competitive strengths:

•	Stable cash flows based on long-term charters. We believe that the long-term, fixed-rate nature of our charters, our profit sharing arrangements and our fixed rate management agreement will provide a stable and growing base of revenue and predictable expenses that will result in stable cash flows. In addition, we believe the potential exercise of our option to purchase seven additional VLCCs and the potential opportunity to purchase additional vessels from Navios Maritime Acquisition pursuant to the right of first offer given in connection with our omnibus agreement provide visible future growth in our revenue, operating income and distributable cash flow. We believe these as well as future acquisition opportunities will provide us with a way to grow our distributions per unit.

•	Strong relationship with Navios Maritime Holdings. We believe our relationship with Navios Maritime Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Maritime Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s leading crude producers, traders and exporters, industrial end-users, shipyards, and shipping companies. We also benefit from Navios Maritime Holdings’ expertise in technical management and its ability to meet the rigorous vetting processes of some of the world’s most selective major international oil companies.

•	Modern fleet built to high specifications. Following this offering, our fleet will consist of four modern VLCCs. We will also have an option to acquire seven additional VLCCs. We believe that our high-quality fleet provides us with a competitive advantage in the time charter market, where vessel age and quality are of significant importance in competing for business. We have completed the pre-qualification process required by major energy companies, including BP, Chevron, Philips 66, Shell, Vela International Marine and Koch Industries and we believe our ability to comply with these rigorous and comprehensive standards relative to less qualified or less experienced operators allows us to compete effectively for new charters.

•	Operating visibility through long-term charters with strong counterparties. All of our vessels are chartered out under long-term time charters with an average remaining employment term of 7.7 years to two strong counterparties, Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, and Formosa Petrochemical, a Taiwan Stock Exchange-listed company with a market capitalization of approximately $23 billion. We believe our existing charter coverage with strong counterparties provides us with predictable contracted revenues and operating visibility.

•	Financial strength and flexibility. Upon the closing of this offering, we will enter into a new credit facility that will provide us with a portion of the funds we will use to purchase our initial fleet. We are targeting a relatively conservative leverage profile at the closing of this offering, in order to allow for future flexibility in capital deployment. We also believe we will have access to public debt and equity markets in order to pursue expansion opportunities.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, see “Risk Factors” beginning on page 20 of this prospectus.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Continue to grow and diversify our fleet of owned and chartered-in vessels. We will seek to make strategic acquisitions to expand our fleet in order to capitalize on the demand for crude, refined product, chemical and LPG tankers in a manner that is accretive to distributable cash flow per unit. Under the share purchase agreement that we will enter into with Navios Maritime Acquisition, we will have the option to purchase seven additional VLCC vessels. Additionally, during the term of the omnibus agreement, we will have the right to purchase from Navios Maritime Acquisition any VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker under a long-term charter agreement or existing VLCC, crude oil tanker, refined petroleum product tanker, chemical tanker or LPG tanker in the Navios Maritime Acquisition fleet that enters into a long-term charter agreement of five years or more. We believe that our long-term charters, strong relationships with reputable shipyards and financial flexibility will allow us to make additional accretive acquisitions based on our judgment and experience as to prevailing market conditions.

•	Pursue stable cash flows through long-term charters for our fleet. We intend to continue to utilize long-term, fixed-rate charters for our existing fleet through renewal of existing or new charters with built in profit sharing arrangements. Currently, the vessels in our fleet have an average remaining payment period of 7.7 years and have staggered charter expirations with no more than two vessels subject to re-chartering in any one year. Our long-term, fixed rate charters with profit sharing will provide us stable cash flows.

•

Our relationship with the Navios Group provides us with several commercial and operational advantages. In a highly fragmented industry, we believe that our relationship with the Navios Group provides us with several advantages. First, it creates economies of scale resulting in efficient spreading of overhead and other costs, which in turn results in lower operating expenditures than the industry average. Second, we believe that major oil companies and oil producers generally prefer to charter tankers from a limited number of large tanker fleet operators from whom they have previously chartered tankers and whose fleets they have pre-approved for quality, rather than smaller shipping companies which constitute a large proportion of the highly fragmented international tanker fleet. Finally, the Navios Group’s active and extensive involvement in the large tanker market provides us with access to reliable, in-depth and up-to-date market information.

•	Provide superior customer service by maintaining high standards of performance, reliability and safety. Our customers seek transportation partners that have a reputation for high standards of performance, reliability, and safety. We intend to use Navios Maritime Holdings’ excellent vessel safety record, compliance with rigorous health, safety and environmental protection standards, operational expertise and customer relationships to further expand a sustainable competitive advantage and consistent delivery of superior customer service.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, see “Risk Factors” beginning on page 20 of this prospectus.

Following this offering, our fleet will consist of four VLCCs. We also have options, exercisable for a two-year period following the closing of this offering, to acquire seven additional VLCCs from Navios Maritime Acquisition at fair market value.

Our Initial Fleet

The following table provides summary information about our initial fleet as of October 27, 2014:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)	Profit Share to Owner	Expiration Date(2)	Remaining Payment Period
Shinyo Ocean	VLCC	2001	281,395	38,400	50% above $43,500(4)	January 2017	4.2 years(3)

Shinyo Kannika	VLCC	2001	287,175	38,025	50% above $44,000(5)	February 2017	4.3 years(3)

Shinyo Saowalak	VLCC	2010	298,000	48,153	35% above $54,388(6) 40% above $59,388(6) 50% above $69,388(6)	June 2025	10.6 years
Shinyo Kieran	VLCC	2011	297,066	48,153	35% above $54,388(6) 40% above $59,388(6) 50% above $69,388(6)	June 2026	11.6 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Reflects an initial charter length of 2.2 years and a backstop period of 2.0 years for Shinyo Ocean. Reflects an initial charter length of 2.3 years and a backstop period of 2.0 years for Shinyo Kannika. During the respective backstop period following the scheduled redelivery of each vessel, Navios Maritime Acquisition will provide a backstop commitment at the currently contracted rate if the market charter rate during the backstop period is lower than the agreed upon floor rate. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Maritime Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All of the vessels reflect the contract period.
(4)	Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

(5)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Option Vessels

We will have options, exercisable for a period of two years following from the closing of this offering, to purchase the following seven VLCCs from Navios Maritime Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following seven VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Maritime Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to finance the acquisition of any or all of the seven additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of October 27, 2014:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Share to Owner	Expiration Date(2)	Remaining Payment Period
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000(6) 40% above $40,000(6)	March 2019	4.4 years
Nave Celeste	VLCC	2003	298,717	42,705		—	December 2016	4.1 years	(5)
Nave Galactic	VLCC	2009	297,168	Floating Rate	(3)	—	February 2015	4.3 years(5)
Nave Quasar	VLCC	2010	297,376	20,475		50% above $24,375(7)	February 2015	4.3 years(5)
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate	(4)	—	March 2015	0.4 years
Nave Neutrino	VLCC	2003	298,287	Floating Rate	(3)	—	December 2014	0.1 years
Nave Electron	VLCC	2002	305,178	Floating Rate	(4)	—	July 2015	0.7 years

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate is based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan adjusted for vessel’s service speed/cons.
(4)	Rate based on VLCC pool earnings.
(5)	Reflects an initial charter length of 2.1 years and a backstop period of 2.0 years for Nave Celeste. Reflects an initial charter length of 0.3 years and a backstop period of 4.0 years for both Nave Galactic and Nave Quasar. During the respective backstop period following the scheduled redelivery of each vessel, Navios Maritime Acquisition will provide a backstop commitment at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate during the backstop period is lower than the agreed upon floor rate. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Maritime Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(6)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)	Calculated semi-annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Our Customers

We provide or will provide seaborne shipping services under long-term time charters with customers that we believe are creditworthy. Currently, our customers are Cosco Dalian and Formosa Petrochemical.

Although we believe that if any one of our charters were terminated, we could recharter the related vessel at a favorable rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then-current market conditions, or otherwise. See “Risk Factors—Risks Inherent In Our Business—The loss of a customer or charter or vessel could result in a loss of revenues and cash flow in the event we are unable to replace such customer, charter or vessel.”

Competition

The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than us, which could result in our achieving lower revenues from our vessels. See “Risk Factors—Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.”

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. All of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

Basic Hire Rate

“Basic hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

Management fees: Under the terms of our management agreement with the Manager, we will pay a daily fee of $9,500 for commercial and technical management services. This fixed fee covers vessel operating expenses, which include crewing, repairs and maintenance and insurance. Drydocking and special survey will be paid to the Manager at cost. The Manager is directly responsible for providing all of these items and services. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management Agreement.” The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The initial term of the management agreement will be five years from the closing of this offering and the daily management fee will be fixed for the first two years of that agreement. During the remaining three years of the term of the management agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

General and administrative expenses: Under the terms of the administrative services agreement that we will enter into in connection with the offering, Navios Maritime Holdings will provide to us certain administrative management services which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Maritime Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, such period ranging from 7 to 180 consecutive off-hire days.

Termination

We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Under some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Management of Ship Operations, Administration and Safety

Navios Maritime Holdings provides, through a wholly owned subsidiary, expertise in various functions critical to our operations. Pursuant to a management agreement and an administrative services agreement we will enter into with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the management agreement and the administrative services agreement we will enter into with the Manager, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transaction —Management Agreement” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.”

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP, Royal Dutch Shell, Chevron, ConocoPhillips and Total, together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each charter agreement for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable) by multiple oil majors. The technical manager is responsible for obtaining and maintaining the vetting approvals required to operate our vessels.

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Indian, Russian and Ukrainian officers and Filipino and Indian seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. We require that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Navios Maritime Acquisition believes that its insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels will each be covered up to at least fair market value, with deductibles of $250,000. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, Navios Maritime Acquisition will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third-party liabilities in connection with the operation of our ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Our protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one event any one vessel with a sub-limit of $2.0 billion for passengers.

As a member of a P&I Association, which is a member of the International Group, we will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Governmental and Other Regulations

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

The International Maritime Organization, or IMO, has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship safety regulations

In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Security regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002, MTSA came into effect. To implement certain portions of the MTSA, in 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in 2002, amendments to SOLAS imposed various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International regulations to prevent pollution from ships

In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015). These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost. At its 66th Session, the MEPC adopted amendments (expected to enter into force in September 2015) to MARPOL Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, will be applied to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

Greenhouse gas emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’s request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process (most recently the European Parliament adopted the text of the draft Regulation by way of a legislative resolution dated 16 April 2014) and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM

Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of July 28, 2014, the Convention has been ratified by 40 states, representing 30.25% of the global merchant shipping fleet’s gross tonnage and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulphur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulphur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., the requirement that ships within EU ports, use fuel with a maximum 0.10% sulphur content and the requirement for a limit of 0.50% sulphur content outside EU ECAs from January 1, 2010, regardless of the outcome of the fuel availability review in 2018).

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States environmental regulations and laws governing civil liability for pollution

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons liability to the greater of $3,200 per gross ton or $23.5 million (this amount is reduced to $6.4 million if the vessel is less than 3,000 gross tons).

For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,000 per gross ton or $17.0 million (or $4.27 million for a vessel less than 3,000 gross tons), whichever is greater. These amounts are periodically adjusted for inflation. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress has proposed, but has not formally adopted legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards. Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines.

We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

International laws governing civil liability to pay compensation or damages

We operate a fleet of VLCCs and, in the future, may operate a fleet of refined petroleum product, LPG and chemical tankers, that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA discussed above, are particularly stringent. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 28, 2014 had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Facilities

We have offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. We presently occupy office space provided by Navios Maritime Holdings. Navios Maritime Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time.

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.

Taxation of the Partnership

Marshall Islands

Because we and our subsidiaries are non-resident entities and do not and will not conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, and we do not expect this to change in the future. As a result, distributions we receive from the operating subsidiaries are not expected to be subject to Marshall Islands taxation.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, Treasury regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date of this Prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not address any U.S. state or local tax considerations and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation. We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the Unites States as discussed below.

Taxation of Operating Income. Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that substantially all of our gross income will be attributable to the transportation of crude oil, refined petroleum products, LPG and other chemicals and, accordingly, that substantially all of our gross income will constitute Transportation Income. Based on our current plans and expectations regarding our organization and operations, we do not expect to earn U.S. Source Domestic Transportation Income. However, certain of our activities could give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the exemption from U.S. federal income taxation under Section 883 of the Code (the “Section 883 Exemption”) applied.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profit taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our ownership structure after the consummation of this offering, the Section 883 Exemption will apply and we will not be subject to U.S. federal income tax on our U.S. Source International Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

•	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	We satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	We meet certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of income that we are expected to earn. Consequently, our U.S. Source International Transportation Income (including, for this purpose, any such income earned by our subsidiaries, all of which have elected to be disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that equity of a non-U.S. corporation will be considered to be “primarily traded” on one or more established securities markets in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Our common units will only be traded on the New York Stock Exchange, which is considered to be an established securities market for purposes of these rules. Because our common units will only be traded on the New York Stock Exchange, our common units will be “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50.0% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These requirements are satisfied with respect to a class of equity interests listed on an established securities market, provided that trades in such class are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests traded on an established securities market in the United States will be considered to satisfy the listing and trading volume requirements if the equity interests in such class are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). We expect that our common units will represent more than 50.0% of the total combined voting power of all classes of our equity interests entitled to vote. Accordingly, provided that our common units (i) represent more than 50.0% of the total value of all of our outstanding equity interests, (ii) satisfy the listing and trading volume requirements described above and (iii) are not subject to the Closely Held Block Exception described below, we believe that our common units will be considered to be “regularly traded” on an established securities market.

Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5.0% unitholders” (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of that class (the “Closely Held Block Exception”), unless the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

Based upon the expected ownership of our common units following the offering, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception. In this regard, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding (other than our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors) generally will be treated as owning only 4.9% of such units for purposes of voting for directors, although there can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5% unitholders for purposes of the Closely Held Block Exception.

The expectations and beliefs described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we expect that, assuming satisfaction of the factual requirements described above, our common units will be considered to be “regularly traded” on an established securities market and we will satisfy the requirements for the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future.

As an alternative to satisfying the Publicly Traded Test, we will be able to qualify for the Section 883 Exemption if we are able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50.0% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations (collectively, “Qualified Shareholders”).

If we were not able to satisfy the Publicly Traded Test for a taxable year, we expect that we would be able to satisfy the Qualified Shareholder Stock Ownership Test for such taxable year, provided that Qualified Shareholders own more than 50.0% of the value of our outstanding equity interests for at least half of the number of days in such year and provide us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Stock owned by another corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for this purpose. In this regard, Navios Maritime Acquisition has represented that it presently meets the Publicly Traded Test and has agreed to provide the information described above. However, there can be no assurance that Navios Maritime Acquisition will own more than 50% of the value of our outstanding equity interests, continue to meet the Publicly Traded Test, or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change. As a result, Navios Maritime Acquisition and/or other Qualified Shareholders may not own more than 50.0% of the value of our outstanding equity interests for any year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test for any taxable year.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (currently imposed at rates of up to 35.0%) as well as 30.0% branch profits tax imposed under Section 884 of the Code. In addition, a 30.0% branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

MANAGEMENT

Management of Navios Maritime Midstream Partners L.P.

Our partnership agreement provides that our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our general partner, Navios Maritime Midstream Partners GP LLC, is wholly owned by Navios Maritime Acquisition. Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value. Our executive officers will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors. Two of our executive officers also serve as executive officers and/or directors of Navios Maritime Acquisition.

Our board of directors consists of seven members appointed by Navios Maritime Acquisition. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three persons who will be appointed by our general partner in its sole discretion and four who will be elected by the common unitholders. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Four of the initial seven directors appointed by Navios Maritime Acquisition will serve until our annual meeting in 2015, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2016, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2017 and the remaining two directors will be designated as our Class III elected directors and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units. We will have a conflicts committee consisting of three independent directors that will be available at the board’s discretion to review matters involving potential conflicts of interest.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code. For more information, please read “The Partnership Agreement—Voting Rights.”

The New York Stock Exchange does not require a listed limited partnership like us to have a majority of independent directors on our board of directors or to establish a compensation committee or a nominating/corporate governance committee. Prior to the completion of this offering, our board of directors will consist of seven members, four of whom will meet the independence standards established by the New York Stock Exchange.

Three independent members of our board of directors will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest. The initial members of our conflicts committee will be Vasilios Mouyis, Christos Kokkinis and Alexander Kalafatides, who will act as Chairman. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

In addition, we will have an audit committee of at least three independent directors. Our initial audit committee will be comprised of Stefan Kuch, Christos Kokkinis and Vasilios Mouyis, who will act as Chairman. Mr. Mouyis will qualify as an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls.

Employees of the Manager, a subsidiary of Navios Maritime Holdings, will provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management Agreement” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.”

Our Chief Executive Officer, Ms. Angeliki Frangou, will allocate her time between managing our business and affairs and the business and affairs of Navios Maritime Acquisition. While the amount of time she will allocate between our business and the businesses of Navios Maritime Acquisition will vary from time to time depending on various circumstances and the respective needs of the businesses, such as their relative levels of strategic activities, we anticipate she will allocate approximately one-quarter of their time to our business.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Navios Maritime Acquisition. We intend to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

We have no employees other than the executive officers listed in this prospectus.

Our general partner owes a fiduciary duty to our unitholders, subject to limitations described under “Conflicts of Interest and Fiduciary Duties.” Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly non-recourse to it. Whenever possible, the partnership agreement directs that we should incur indebtedness or other obligations that are non-recourse to our general partner.

Whenever our general partner makes a determination or takes or declines to take an action in its individual capacity rather than in its capacity as our general partner, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us or any limited partner, and is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Marshall Islands Act or any other law. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the appointment of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by Navios Maritime Acquisition as sole member of our general partner.

Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. The business address of each of our directors and executive officers is 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, Monaco.

Name	Age	Position
Angeliki Frangou	49	Chairman of the Board of Directors and Chief Executive Officer
Erifili Tsironi	39	Chief Financial Officer
Efstratios Desypris	41	Senior Vice President—Business Development and Director
Vasiliki Papaefthymiou	45	Secretary
Shunji Sasada	56	Director
Alexander Kalafatides	50	Director
Christos Kokkinis	62	Director
Stefan Kuch	60	Director
Vasilios Mouyis	51	Director

Angeliki Frangou has been our Chairman of the Board of Directors and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and Chief Executive Officer of Navios Maritime Holdings (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. From September 2012 to June 2013, Ms. Frangou served as a Board member of Eurobank Ergasias S.A. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Erifili Tsironi has been our Chief Financial Officer since our inception. Ms. Tsironi has over 17 years of experience in ship finance. Before joining us, she was the Senior Vice President—Global Dry Bulk Sector Coordinator of DVB Bank SE. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Efstratios Desypris has been our Senior Vice President—Business Development and a member of our board of directors since our inception. Mr. Desypris has served as Chief Financial Controller of Navios Maritime Holdings since February 2011. He has previously served as Financial Controller of Navios Maritime Holdings since May 2006. In addition, Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners since January 2010. He also serves as Senior Vice President—Strategic Planning and Director of Navios Logistics, and as director of Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Vasiliki Papaefthymiou has been our Secretary since our inception. She has been Executive Vice President—Legal and a member of Navios Maritime Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has also held various officer and director positions at Navios Maritime Acquisition, Navios Maritime Partners and Navios South American Logistics. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Shunji Sasada has been a member of our board of directors since our inception. Mr. Sasada has served as a director in Navios Maritime Partners since August 2007. He has been Chief Operating Officer of Navios Holdings since July 2007. Prior to July 2007, Mr. Sasada was Senior Vice President—Fleet Development of Navios Maritime Holdings from October 1, 2005 to July 2007. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a member of the North American Committee of Nippon Kaiji Kyokai. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in business.

Alexander Kalafatides has been a member of our board of directors since our inception. Mr. Kalafatides has over 25 years of experience in general management and marketing. Mr. Kalafatides holds the position of sales and marketing director of IUC International LLC, a designer and importer of consumer products, and he also serves as an adjunct professor in International Business at Drexel University. He has been involved in considerable turnarounds in various sectors including the marine sector, where he served as Partner and Vice President of CCSI, Inc, a company acting as the sales agent of the Chevron/Texaco joint venture. Following its successful turnaround, the company was acquired by the Chevron/Texaco group. Mr. Kalafatides received his M.B.A. in marketing and international business from the New York University and his B.S.E. in computer engineering & science at the University of Pennsylvania.

Christos Kokkinis has been a member of our board of directors since our inception. Mr. Kokkinis has over 34 years of experience in ship finance. He is currently an advisor to the management of Alpha Bank SA on shipping financial matters, having served as the Head of the Shipping Division of the bank since 1997. Previously, he served in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a master of business administration in finance and international business from Rutgers University.

Stefan Kuch has been a member of our board of directors since our inception. Mr. Kuch has over 31 years of experience in finance and ship finance. Mr. Kuch is currently serving as Managing Director of Hanseatic Ship Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Mr. Kuch previously served as Managing Director and Divisional Head of International Clients at Commerzbank AG, following the merger of the shipping portfolios of Dresdner Bank, Deutsche Schiffsbank and Commerzbank in 2009. In the past, he also served as the co-head of the Center of Competence Shipping of Commerzbank AG having joined Commerzbank AG in 1983. He holds a degree in Economics from Christian Albrecht University, Kiel, Germany.

Vasilios Mouyis has been a member of our board of directors since our inception. Mr. Mouyis has over 27 years of experience in chartering and ship brokerage. He is the co-founder of the Athens-based ship brokering firm, Doric Shipbrokers S.A., where he currently serves as the joint managing director—a position he has held since the firm’s inception in 1994. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. Mr. Mouyis participates as a panelist for the Handysize index of the Baltic Exchange, London, representing Doric Shipbrokers S.A. Mr. Mouyis holds a bachelor’s degree in Economics from the American College of Greece and a post-graduate diploma in Port and Shipping Administration from The University of Wales, Institute of Science and Technology.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for services from us, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, we will reimburse the Manager and certain affiliates for expenses incurred pursuant to the management and administrative services agreement we will enter into with the Manager.

Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Management Agreement” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreement.” Our general partner and its other affiliates will be reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner.

Executive Compensation

We were formed on October 13, 2014 and our general partner was formed on October 13, 2014. We have not paid any compensation to our directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for our directors and officers prior to this offering. Because our executive officers are employees of Navios Maritime Holdings, their compensation will be set and paid by Navios Maritime Holdings, and we will reimburse Navios Maritime Holdings for time they spend on partnership matters pursuant to the administrative services agreement. Under the terms of the administrative agreement, we will reimburse Navios Maritime Holdings for the actual costs and expenses it incurs in providing administrative support services to us. The amount of our reimbursements to Navios Maritime Holdings for the time of our officers will depend on an estimate of the percentage of time our officers spent on our business and will be based on a percentage of the salary and benefits that Navios Maritime Holdings will pay to such officers after the closing of this offering. Our officers, and officers and employees of affiliates of our general partner, may participate in employee benefit plans and arrangements sponsored by Navios Maritime Holdings, our general partner or their affiliates, including plans that may be established in the future. Our board of directors may establish such plans without the approval of our limited partners.

Compensation of Directors

Our officers or officers of Navios Maritime Acquisition who also serve as our directors will not receive additional compensation for their service as directors. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will receive a director fee of $45,000 per year. Ms. Frangou will receive a fee of $150,000 per year for acting as a director and as our Chairman of the Board. The Chairman of our audit committee will receive an additional fee of $15,000 per year and the Chairman of our conflicts committee will receive an additional fee of $10,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Navios Maritime Midstream Partners L.P. that will be issued upon the consummation of this offering and the related transactions held by beneficial owners of 5.0% or more of the units, each of our directors and officers and all of our directors and our executive officers as a group.

Name of Beneficial Owner	Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering(1)
	Number	Percentage	Number	Percentage
Navios Maritime Acquisition(2)(3)
All directors and executive officers as a group (nine persons)

(1)	Assumes no exercise of the underwriters’ option. If the underwriters exercise their option in full, Navios Maritime Acquisition’s percentage of total common and subordinated units to be beneficially owned will decrease to %.
(2)	Excludes the 2.0% general partner interest held by our general partner, a wholly owned subsidiary of Navios Maritime Acquisition.
(3)	Navios Maritime Acquisition is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou, Ted C. Petrone, Nikolaos Veraros, John Koilalous, Brigitte Noury, Anna Kalathakis and George Galatis.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Navios Maritime Acquisition, the sole member of our general partner, will own              common units and         subordinated units, representing a     % limited partner interest in us, assuming no exercise of the underwriters’ overallotment option. In addition, our general partner will own a 2.0% general partner interest in us and all of the incentive distribution rights. Navios Maritime Acquisition’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take and its ownership of all of the outstanding subordinated units and its right to vote the subordinated units as a separate class on certain matters, means that Navios Maritime Acquisition, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arms’-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the transfer to us of the vessels in our fleet	•	subordinated units and common units;

•	2.0% general partner interest in us;

•	the incentive distribution rights; and

•	the expected net proceeds of this offering, together with $126.0 million in borrowings under our new credit facility, as described in “Use of Proceeds.”

Please read “Summary—Formation Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering.

The subordinated units to be owned by Navios Maritime Acquisition after giving effect to this offering represent a % limited partner interest in us, assuming no exercise of the underwriters’ option. For more information, please read “The Partnership Agreement—Voting Rights” and “The Partnership Agreement—Amendment of the Partnership Agreement.”

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98.0% to unitholders (including Navios Maritime Acquisition, the owner of our general partner and the holder of subordinated units) and the remaining 2.0% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages

of the distributions, up to     % of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “How We Make Cash Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our general partner would receive an annual distribution of approximately $ on its 2.0% general partner interest and Navios Maritime Acquisition would receive an annual distribution of approximately $ on its subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for services from us. Our general partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to the Manager, a subsidiary of Navios Maritime Holdings, for commercial and technical management services and administrative services, as provided under the Management Agreement and the Administrative Services Agreement. Please read “—Agreements Governing the Transactions.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement—Liquidation and Distribution of Proceeds.”

Agreements Governing the Transactions

We, our general partner, our operating companies and other parties have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries and the application of the proceeds of this offering. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets in our subsidiaries, will be paid from the proceeds of this offering and the concurrent offering.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners, our general partner and our operating company. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Navios Maritime Acquisition will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years. This restriction will not prevent Navios Maritime Acquisition or any of its controlled affiliates (other than us and our subsidiaries) from:

(1) acquiring or owning VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charters for less than five years;

(2) (x) acquiring a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years after the closing of this offering if Navios Maritime Acquisition offers to sell to us the vessel for fair market value or (y) putting a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker that Navios Maritime Acquisition owns under charter for five or more years if Navios Maritime Acquisition offers to sell the vessel to us for fair market value at the time it is chartered for five or more years and, in each case, at each renewal or extension of that charter for five or more years;

(3) acquiring a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to those VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters, as determined in good faith by the board of directors of Navios Maritime Acquisition, Navios Maritime Acquisition must offer to sell such VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Maritime Acquisition that would be required to transfer the VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters to us separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to the VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters, as determined in good faith by the board of directors of Navios Maritime Acquisition, Navios Maritime Acquisition shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Maritime Acquisition if we wish to acquire such VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Maritime Acquisition acquiring the non-VLCC carriers, non-crude oil tankers, non-refined petroleum product tankers, non-LPG tankers or non-chemical tankers and related charters forming part of that business or package of assets. If we do not notify Navios Maritime Acquisition of our intent to pursue the acquisition within 15 calendar days, Navios Maritime Acquisition may proceed with the acquisition as provided in (a) above.

(4) acquiring a non-controlling interest in any company, business or pool of assets;

(5) acquiring or owning any VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(6) acquiring or owning VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years subject to the offers to us described in paragraphs (2) and (3) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(7) providing ship management services relating to any vessel whatsoever, including to VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers owned by the controlled affiliates of Navios Maritime Acquisition; or

(8) acquiring or owning VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years if we have previously advised Navios Maritime Acquisition that we consent to such acquisition, operation or charter.

Under the omnibus agreement, Navios Maritime Acquisition, Navios Maritime Holdings and Navios Maritime Partners will not be prohibited from operating chartered-in VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter-out contracts for five or more years, so long as immediately prior to the time such vessel is proposed to be put under such charter-out contract, Navios Maritime Acquisition offers such charter-out opportunity to us in the event that (i) we have a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker that is available and comparable to Navios Maritime Acquisition’s chartered-in vessel and (ii) it is acceptable to the charter customer.

If Navios Maritime Acquisition or any of its controlled affiliates (other than us or our subsidiaries) acquires or owns any VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

In addition, under the omnibus agreement we will agree, and will cause our subsidiaries to agree, to acquire, own, operate or charter only VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers with charters of five or more years (any vessels that are not VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and that are not under charter for five or more years will in the following be referred to as the “Non-Restricted Vessels”). This restriction will not:

(1) prevent us or any of our subsidiaries from acquiring a Non-Restricted Vessel and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels, provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel and related charter, as determined in good faith by us, we must offer to sell such Non-Restricted Vessel and related charter to Navios Maritime Acquisition for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Non-Restricted Vessel and related charter to Navios Maritime Acquisition separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Non-Restricted Vessel and related charter, as determined in good faith by us, we shall notify Navios Maritime Acquisition in writing of the proposed acquisition. Navios Maritime Acquisition shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Non-Restricted Vessel forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Restricted Vessel under charter for five or more years forming part of that business or package of assets. If Navios Maritime Acquisition does not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2) prevent us or any of our subsidiaries from owning, operating or chartering a Non-Restricted Vessel subject to the offer to Navios Maritime Acquisition described in paragraph (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(3) prevent us or any of our subsidiaries from acquiring, operating or chartering a VLCC carrier, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker if Navios Maritime Acquisition has previously advised us that it consents to such acquisition, operation or charter other than with respect to VLCC carriers, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers already owned by us.

If we or any of our subsidiaries owns, operates and charters Non-Restricted Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Maritime Acquisition, the noncompetition provisions of the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

The omnibus agreement specifically provides that with respect to any VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for a period of five years or more, the provisions of the omnibus agreement supercede the provisions of any other omnibus agreement that exists between other entities in the Navios Group. The omnibus agreement also provides that the terms of any other existing omnibus agreement between other entities in the Navios Group will apply with respect to any Non-Restricted Vessel.

Rights of First Offer

Under the omnibus agreement, we and our subsidiaries will grant to Navios Maritime Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of our VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers that we may acquire in the future and related charters or any Non-Restricted Vessels and related charters owned or acquired by us. Likewise, Navios Maritime Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a VLCC, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years with a non-affiliated third-party, we or Navios Maritime Acquisition, as the case may be, will deliver a written notice to the other party setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we and Navios Maritime Acquisition will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Maritime Acquisition, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Maritime Acquisition, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Navios Maritime Acquisition, the right of first offer provisions of the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units.

Indemnification

Under the omnibus agreement, Navios Maritime Acquisition will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to or on the closing date of this offering. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Navios Maritime Acquisition for these environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Navios Maritime Acquisition is liable for claims only to the extent such aggregate amount exceeds $500,000.

Navios Maritime Acquisition will also indemnify us for liabilities related to:

•	certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of this offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us prior to the time they were contributed.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Management Agreement

At the closing of this offering, we will enter into a management agreement with the Manager, a subsidiary of Navios Maritime Holdings, pursuant to which the Manager will provide certain commercial and technical management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Maritime Holdings subsidiaries.

The commercial and technical management services will include:

•	the commercial and technical management of the vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts with respect to the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•	vessel maintenance and crewing: including supervising the maintenance and general efficiency of vessels, and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).

The initial term of the management agreement will be five years from the closing of this offering, with respect to each vessel in our initial fleet. Pursuant to the terms of the management agreement, we will pay the Manager a fixed daily fee of $9,500 per VLCC vessel for the first two years of the term of that agreement. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. Drydocking and special survey will be paid to the Manager at cost. During the remaining three years of the term of the management agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $9,500 fixed fees were determined.

The management agreement may be terminated prior to the end of its initial term by us upon 120 days notice if there is a change of control of the Manager or by the Manager upon 120 days notice if there is a change of control of us or our general partner. In addition, the management agreement may be terminated by us or by the Manager upon 120 days notice if:

•	the other party breaches the agreement in any material respect which remains unremedied;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the management agreement, the management agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365 days notice for any reason other than those described above.

In addition to the fixed daily fees payable under the management agreement, the management agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors outside the control of the Manager such as “acts of God”;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees, agents or subcontractors, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Under the management agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the management agreement by reason of any cause beyond our or its reasonable control.

In addition, the Manager will have no liability to us for any loss arising in the course of the performance of the commercial and technical management services under the management agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.

Further, under our management agreement, we have agreed to indemnify the Manager and its employees and agents against all actions which may be brought against them under the management agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action, provided however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the management agreement by the Manager.

Administrative Services Agreement

At the closing of this offering, we will enter into an administrative services agreement with the Manager, pursuant to which the Manager will provide certain administrative management services to us. The agreement has an initial term of five years from the closing date of this offering.

The administrative services agreement may be terminated prior to the end of its term by us upon 120 days notice if there is a change of control of the Manager or by the Manager upon 120 days notice if there is a change of control of us or our general partner. In addition, the administrative services agreement may be terminated by us or by the Manager upon 120 days notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment, order or decree that materially and adversely affects the other party’s ability to perform the management agreement is obtained or entered and not vacated, discharged or stayed; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation, is adjudged insolvent or bankrupt or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the administrative services agreement, the administrative services agreement may be terminated by us or by the Manager upon 365 days notice for any reason other than those described above.

The administrative services will include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assistance with office space, arranging meetings for our common unitholders pursuant to the partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders;

•	integration of any acquired businesses; and

•	client and investor relations.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the administrative services agreement, we have agreed to indemnify the Manager, its employees and agents against all actions which may be brought against them under the administrative services agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

Share Purchase Agreement

In connection with the closing of this offering, we will enter into a share purchase agreement with Aegean Sea Maritime Holdings Inc., a wholly-owned subsidiary of Navios Maritime Acquisition pursuant to which we will have the option to purchase for a period of two years from the closing of this offering its interests in the subsidiaries that own the seven option vessels and their related charters.

We will not be obligated to purchase any of the seven option vessels from Aegean unless we deliver to Aegean during the two-year period a written notice affirmatively exercising our option to purchase such vessels. If during the two-year period we do not deliver to Aegean written notice of our intent to purchase the vessels, then the Share Purchase Agreement automatically expires and terminates. The Share Purchase Agreement may also be terminated by the mutual consent of us and Aegean or for failure to satisfy closing conditions by us or Aegean, so long as either party is not in material breach of the Agreement.

Pursuant to the Share Purchase Agreement, we will indemnify Aegean for any losses suffered or incurred by reason of our breach or failure to perform or for any fees or expenses that we owe to brokers, financial advisors or similar persons in connection with the purchase of any vessel. Aegean will agree to indemnify us for any losses suffered or incurred by reason of Aegean’s breach or failure to perform.

Other Related Party Transactions

Management fees: Management fees for the nine month periods ended September 30, 2014 and 2013 amounted to $10.7 million and $10.9 million, respectively. Management fees for the years ended December 31, 2013 and 2012 amounted to $14.6 million. Pursuant to the Management Agreement dated May 28, 2010, the Manager provides for five years from the inception of the agreement, commercial and technical management services to Navios Maritime Acquisition’s vessels for a daily fee of $10,000 per owned VLCC vessel for the first two years. On May 4, 2012, Navios Maritime Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at the same rate for two additional years, through May 28, 2014. In May 2014, Navios Maritime Acquisition extended the duration of its existing Management Agreement with Navios Maritime Holdings until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Maritime Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost for VLCC vessels. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2014 and 2013 amounted to $0.8 million and $0.6 million, respectively, and for the years ended December 31, 2013 and 2012 amounted to $0.9 million. On May 28, 2010, Navios Maritime Acquisition entered into an administrative services agreement with Navios Maritime Holdings, initially expiring on May 28, 2015 and later extended until May 2020, pursuant to which a subsidiary of Navios Maritime Holdings provides certain administrative management services to Navios Maritime Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and others. Navios Maritime Holdings is reimbursed for reasonable costs and expenses, which is based on a rate per day per vessel. For the years ended December 31, 2013 and 2012, the expenses charged by Navios Maritime Holdings for administrative services were $0.5 million. For the nine month periods ended September 30, 2014 and 2013, the expenses charged by Navios Maritime Holdings for administrative services were $0.6 million and $0.4 million, respectively.

Balances due from/ to related parties, short and long term: Balances due to/ from related parties relate to amounts due to/from both Navios Acquisition and its subsidiaries, as well as, our Manager—Navios Maritime Holdings.

Amounts due to Navios Maritime Holdings as of September 30, 2014 and December 31, 2013 were $839 and $472, respectively, which represents the current and long-term accounts payable to Navios Maritime Holdings. The balance mainly consisted of management fees, administrative fees, dry docking costs and other operating expenses. There were no amounts due from Navios Maritime Holdings as of September 30, 2014 and December 31, 2013.

Amounts due from Navios Maritime Acquisition as of September 30, 2014 and December 31, 2013 were $74,662 and $35,756, respectively. The balance relates to cash retained by Navios Maritime Acquisition, which was used for working capital purposes related to the Group’s vessels.

Option to Purchase General Partner Interest: Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Navios Maritime Acquisition, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors and our officers have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. Furthermore, two of our executive officers also serve as executive officers of Navios Maritime Acquisition and as such they have fiduciary duties to Navios Maritime Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Maritime Acquisition or which otherwise are not in the best interests of us or our unitholders.

Our partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests in the face of actions by our general partner, its affiliates or controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under the partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors are obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our directors are required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. Please read “Management—Management of Navios Maritime Partners L.P.” for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating subsidiary, or its subsidiaries.

Neither our partnership agreement nor any other agreement requires Navios Maritime Acquisition to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Navios Maritime Acquisition’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Navios Maritime Acquisition, which may be contrary to our interests.

Because all of our executive officers and three of our directors are also directors and/or officers of Navios Maritime Acquisition, such officers and directors have fiduciary duties to Navios Maritime Acquisition that may cause them to pursue business strategies that disproportionately benefit Navios Maritime Acquisition or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Navios Maritime Acquisition.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its sole owner, Navios Maritime Acquisition. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership.

Our officers face conflicts in the allocation of their time to our business.

Navios Maritime Acquisition conducts businesses and activities of its own in which we have no economic interest. These activities are likely to remain significant and therefore there will be material competition for the time and effort of our officers, who also provide services to Navios Maritime Acquisition and its affiliates. Our officers are not required to work full-time on our affairs and are required to devote time to the affairs of Navios Maritime Acquisition and its affiliates. Our Chief Executive Officer is also an executive officer of Navios Maritime Acquisition.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management—Reimbursement of Expenses of Our General Partner.”

Our general partner intends to limit its liability regarding our obligations.

Our partnership agreement directs that liability of our general partner for the contractual arrangements of the partnership are limited so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner or by our directors to limit the liability of our general partner or our directors, is not a breach of the fiduciary duties of our general partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arms’-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arms’-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us then those generally being provided to or available from unrelated third parties; or “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved(including other transactions that may be particularly favorable or advantageous to us).

The Manager, which will provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of the Manager to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may or may not, in our sole discretion, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Navios Maritime Holdings, Navios Maritime Acquisition and Navios Maritime Partners, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of our partnership, will cause its affiliates not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Similarly, under the omnibus agreement, Navios Maritime Acquisition will agree and will cause it affiliates to agree, for so long as Navios Maritime Acquisition controls our partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and the partnership agreement. The Marshall Islands Act provides that Marshall Islands partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our general partner, as restricted or expanded by the partnership agreement.

In addition, we have entered into services agreements, and may enter into additional agreements with Navios Maritime and certain of its subsidiaries, including the Manager. In the performance of their obligations under these agreements, Navios Maritime Acquisition and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Navios Maritime Acquisition as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, Section of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved(including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and our directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or our directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows the partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “The Partnership Agreement.”

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and our officers and directors to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our officers and directors could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Continental Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of the agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner and our directors, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

Organization and Duration

We were organized on October 13, 2014 and have perpetual existence.

Purpose

Our purpose under the partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us, our operating subsidiary or its subsidiaries to engage in activities other than the marine transportation of crude oil, refined petroleum product, chemical and LPG, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner will delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Power of Attorney

Each limited partner, and each person who acquires a unit from another unitholder grants to our board of directors, the chairman and vice chairman of our board of directors and our chief executive officer and/or president and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. If at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, or unless otherwise required by law). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unitholders beginning with the annual meeting of unitholders following the closing of this offering. Subordinated units will not be voted in the election of the seven directors.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights by unitholders; general partner approval required for all issuances not reasonably expected to be accretive to equity or which would otherwise have a material adverse impact on the general partner or its interest in our partnership.

Amendment of the partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our general partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2024 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”

Action	Unitholder Approval Required and Voting Rights
Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest in us	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value. Except for Navios Maritime Holdings’ aforementioned option, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2024. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2019. Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to elect four of our seven directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the operating subsidiary and its subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

The partnership agreement authorizes us to issue an unlimited amount of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. Our general partner will have the right to approve issuances of additional securities that are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on our general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s interest in us will thus be reduced if we issue additional partnership securities in the future and our general partner does not elect to maintain its 2.0% general partner interest in us. Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership securities.

Tax Status

The partnership agreement provides that the partnership will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2) increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3) change the term of our partnership;

(4) provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5) give any person the right to dissolve our partnership other than the right of our general partner and board of directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class(including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own     % of the total number of common and subordinated units outstanding, assuming no exercise of the underwriters’ option.

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of the Marshall Islands;

(4) an amendment that is necessary, upon the advice of our counsel, to prevent us, our officers or directors or our general partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the partnership agreement to be made by our board of directors acting alone;

(7) an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

(8) any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in(1) through(10) above.

In addition, our board of directors may make amendments to the partnership agreement without the approval of any limited partner if our board of directors determines that those amendments:

(1) do not adversely affect the limited partners(or any particular class of limited partners) in any material respect;

(2) are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4) are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of the partnership agreement; or

(5) are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval

Neither our general partner nor our board of directors will be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiary

We effectively control, manage and operate our operating subsidiary by being its sole member. Our officers manage our operating subsidiary under the direction and supervision of our board of directors.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1) the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange, or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of us; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after September 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Right.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2⁄3% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates or controlling our board of directors would provide the practical ability to prevent our general partner’s removal. At the closing of this offering, Navios Maritime Acquisition will own     % of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner(other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to September 30, 2024 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to September 30, 2019, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after September 30, 2019, the incentive distribution rights will be freely transferable.

Navios Maritime Holdings will have a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Maritime Acquisition, each at fair market value.

Change of Management Provisions

The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Navios Maritime Midstream Partners GP LLC as our general partner or otherwise change management. If any person or group acquires beneficial ownership of or otherwise would have the right to vote more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days’ notice equal to the greater of (x) the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership securities of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right.

As a result of the general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.”

At the completion of this offering and assuming no exercise of the underwriters’ option, Navios Maritime Acquisition, an affiliate of our general partner, will not own any of the common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option and conversion of our subordinated units into common units, Navios Maritime Acquisition will own approximately     % of the common units.

Board of Directors

Under our partnership agreement, our general partner delegates to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our board of directors is comprised of seven persons, three of whom are appointed by Navios Maritime Acquisition in its sole discretion and four of whom are elected by the common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than ten days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•	the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or her capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” If at any time any person owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders or calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum, or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other unitholders of the same class that are not subject to this voting limitation. Our general partner, its affiliates and persons who acquired units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. This 4.9% limitation is intended to help preserve our ability to qualify for the benefits of Section 883 of the Code. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member or partner of any entity described in (1),(2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6) any person designated by our board of directors; and

(7) the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and the members of our board of directors for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner or the members of our board of directors in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner and the members of our board of directors are entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at the limited partner’s own expense, have furnished to the limited partner:

(1) a current list of the name and last known address of each partner;

(2) information as to the amount of cash, and a description and statement of the agreed value of any other property

(3) copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(4) information regarding the status of our business and financial position; and

(5) any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates (including Angeliki Frangou) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Navios Maritime Midstream Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Navios Maritime Midstream Partners L.P. will hold an aggregate of              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have a material adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least two years, would be entitled to sell those common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

The partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under the partnership agreement, our general partner and its affiliates (including Angeliki Frangou) have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following the withdrawal or removal as our general partner and its affiliates. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries, our general partner and its affiliates and Navios Maritime Holdings and Navios Maritime Acquisition, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of our U.S. counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code, Treasury regulations, and current administrative rulings and court decisions, all as in effect or in existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navios Maritime Midstream Partners L.P.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” (generally, for investment purposes). The following discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., banks or other financial institutions, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, regulated investment companies, real estate investment trusts, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, wash sale or other integrated transaction for U.S. federal income tax purposes, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, persons that have a functional currency other than the U.S. dollar, persons that acquire the units as compensation or persons that actually or constructively own 2.0% or more of our units, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership or other entity classified as a partnership for U.S. federal income tax purposes holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

Except where specifically described below, this discussion assumes that we are not a PFIC for U.S. federal income tax purposes. Please see the discussion under “Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.” In addition, this discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. Each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury Regulations to be treated as a United States person.

Distributions

Any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common units for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us. For U.S. foreign tax credit purposes, dividends received with respect to the common units will be treated as foreign source income and generally will be treated as “passive category income.”

Dividends received with respect to our common units by a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates, provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the                  on which we expect our common units to be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

The amount of distributions we pay on our common units that is treated as dividend income will depend on the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. We estimate that approximately     % of the total cash distributions received by a purchaser of common units in this offering who holds such common units through                     , will constitute dividend income. The remaining portion of these distributions, determined on a cumulative basis, will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $         per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Taxable Disposition of Common Units

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our common units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such common units. The U.S. Holder’s initial tax basis in the common units generally will be the U.S. Holder’s purchase price for the common units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the common units that are treated as non-taxable returns of capital (as discussed above under “Distributions” and “Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected method of operation, and an opinion of counsel, we believe that we will not be a PFIC with respect to any taxable year. Our U.S. counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that (1) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time charters exceed 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on its conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel believes that there is substantial legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We are not obtaining a ruling from the IRS on this issue and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the method of our operations, or the nature or composition of our income or assets, will not change in the future and that we will not become a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. Additionally, for each year during which we are treated as a PFIC and a U.S. Holder actually or constructively own units that exceed certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its U.S. federal income tax return to report its ownership of the units. Substantial penalties apply to any failure to timely file IRS Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event that a U.S. Holder that is required to file IRS Form 8621 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year, and a U.S. Holder makes a timely QEF election (an “Electing Holder”), he must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a

PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder,”) would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units), and (2) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These consequences (other than required tax reporting) would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

Medicare Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust (other than a trust that falls into a special class of trusts that is exempt from such tax), will generally be subject to a 3.8% tax on certain income. For individuals, this additional 3.8% tax applies to the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000

($250,000 in the case of joint filers or $125,000 if married and filing separately). For these purposes, “net investment income” will generally include dividends paid with respect to our common units and net gain attributable to the disposition of our common units (in each case, unless such common units are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder”. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Certain Reporting Requirements

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

U.S. Holders that are individuals (and to the extent specified in applicable U.S. Treasury regulations, certain individual non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable U.S. Treasury regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets (as defined in Section 6038D of the Code) would include, among other things, the common units, unless the common units are held in an account maintained by a U.S. “financial institution” (as defined in Section 6038D of the Code). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event that an individual U.S. Holder (and to the extent specified in applicable U.S. Treasury regulations, an individual non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign financial assets.

NON-UNITED STATES TAX CONSIDERATION

Marshall Islands Tax Consequences

The following discussion is based upon the opinion of Reeder & Simpson P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries are non-resident entities and do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT HIS OWN TAX, LEGAL AND OTHER ADVISORS REGARDING THE CONSEQUENCES OF OWNERSHIP OF COMMON UNITS UNDER THE UNITHOLDER’S PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common units set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
S. Goldman Advisors LLC

Total

The business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036. The business address of Citigroup Global Markets Inc. is 338 Greenwich Street, New York, New York 10013.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the common units sold under the underwriting agreement if any of these common units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per common unit. The underwriting discount will be     % of the total amount of the offering. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional units.

	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also pay to Merrill Lynch, Pierce, Fenner & Smith Incorporated and S. Goldman Advisors LLC a structuring fee equal to            of the gross proceeds of this offering for the evaluation analysis and structuring of the Partnership. In addition, we have agreed to reimburse the underwriters for fees and expenses related to any required review by the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              common units at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter’s initial amount reflected in the above table. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of their offering.

No Sales of Similar Securities

We, our executive officers and directors and certain of our affiliates have agreed not to sell or transfer any common units or securities convertible into, exchangeable for, exercisable for, or repayable with common units, for 180 days after the date of this prospectus without first obtaining the written consent of             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common units,

•	sell any option or contract to purchase any common units,

•	purchase any option or contract to sell any common units,

•	grant any option, right or warrant for the sale of any common units,

•	lend or otherwise dispose of or transfer any common units,

•	request or demand that we file a registration statement related to the common units, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or transaction is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

The common units have been approved for listing, subject to official notice of issuance on the New York Stock Exchange under the symbol “NAP.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common units to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common units. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our partnership and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common units may not develop. It is also possible that after the offering the common units will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the common units in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the common units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common units. However, the representatives may engage in transactions that stabilize the price of the common units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common units described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of our common units. As a result, the price of our common units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or in the future, may receive, customary fees and commissions for these transactions. Additionally, an affiliate of Credit Suisse Securities (USA) LLC will be the lender under our new credit facility.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a relevant member state), other than Germany, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the

Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in Hong Kong

No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the Netherlands

The common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed CT Corporation System, 111 8th Avenue, New York, New York 10011 to accept service of process on our behalf in any such action.

Reeder & Simpson P.C., our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (i) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (ii) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Reeder & Simpson P.C. Reeder & Simpson P.C. is located at P.O. Box 601, Majuro, MH 96960. Certain tax matters will be passed upon for us by Reeder & Simpson P.C. and Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain other legal matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas. Fried, Frank, Harris, Shriver & Jacobson LLP and Latham & Watkins LLP may rely on the opinion of Reeder & Simpson P.C., for all matters of Marshall Islands law.

EXPERTS

The combined financial statements of Navios Maritime Midstream Partners Predecessor as of December 31, 2013 and 2012 and for the two years ended December 31, 2013, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Navios Maritime Midstream Partners L.P. as of October 13, 2014 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The discussion contained in the section of this prospectus entitled “The International Oil Tanker Shipping Industry” has been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that it accurately describes the industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the financial advisory fee, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee		$11,620
Financial Industry Regulatory Authority, Inc. filing fee		15,500
New York Stock Exchange listing fee		25,000
Legal fees and expenses
Accounting and auditing fees and expenses
Printing and engraving costs
Transfer agent fees
Miscellaneous

Total	$

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and executive officers and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

INDUSTRY AND MARKET DATA

The discussions contained in the section of this prospectus entitled “The International Oil Tanker Shipping Industry” have been reviewed by Drewry Shipping Consultants Ltd., which has confirmed to us that they accurately describe the industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, of owner’s net investment and of cash flows present fairly, in all material respects, the financial position of Navios Maritime Midstream Partners Predecessor at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

August 20, 2014

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$9,152	$4,776
Accounts receivable, net	4	817	641
Prepaid expenses and other current assets		219	128
Due from related parties	13	35,756	31,225

Total current assets		45,944	36,770

Vessels, net	5	336,452	352,674
Deferred finance costs, net	6	8,057	7,876
Intangible assets	7	35,022	38,308
Deferred dry dock and special survey costs, net		3,238	5,157

Total non-current assets		382,769	404,015

Total assets (pledged for Navios Acquisition debt—Note 10)		$428,713	$440,785

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	$371	$430
Accrued expenses	9	186	131
Due to related parties, short term	13	472	13,613
Deferred revenue		1,938	1,938

Total current liabilities		2,967	16,112

Long-term debt including premium	10	341,034	356,287
Due to related parties, long term	13	—	24,800

Total non-current liabilities		341,034	381,087

Total liabilities		$344,001	$397,199

Commitments and contingencies	14	—	—
Owner’s net investment	16	84,712	43,586

Total liabilities and owner’s net investment		$428,713	$440,785

See notes to combined financial statements

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Year ended December 31, 2013		Year ended December 31, 2012
Revenue			$63,659	$64,059
Time charter expenses			(900)	(1,185)
Direct vessel expenses			(1,919)	(1,898)
Management fees (entirely through related party transactions)	13		(14,600)	(14,640)
General and administrative expenses	13		(866)	(947)
Depreciation and amortization	5, 7		(19,508)	(20,211)
Interest expenses and finance cost	10		(31,249)	(31,803)
Loss on bond extinguishment	10		(23,188)	—
Other income			—	267
Other expense			(74)	(15)

Net loss			$(28,645)	$(6,373)

Pro forma loss per unit (unaudited)
Net loss		$
Common unit (basic and diluted)	19
Weighted average number of units outstanding
Common units (basic and diluted)	19

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Year ended December 31, 2013	Year ended December 31, 2012
Operating Activities
Net loss		$(28,645)	$(6,373)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	5	19,508	20,211
Amortization of deferred finance fees and bond premium	6	934	843
Non-cash loss on extinguishment of 2017 Notes		5,442	—
Amortization of dry dock and special survey costs		1,919	1,898
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(91)	(127)
(Increase)/ Decrease in accounts receivable		(176)	414
Decrease in accounts payable	8	(59)	(3)
Increase / (Decrease) in accrued expenses	9	55	(82)
Decrease in due to related parties	13	(37,941)	(11,534)

Net cash (used in)/provided by operating activities		$(39,054)	$5,247

Investing Activities Due from related parties		(4,531)	(31,225)

Net cash used in investing activities		$(4,531)	$(31,225)

Financing Activities
Proceeds from issuance of 2021 Notes, net of deferred financing costs	10	332,883	—
Repayment of 2017 Notes	10	(354,693)	—
Owner’s net investment		69,771	30,592

Net cash provided by financing activities		$47,961	$30,592

Net increase in cash and cash equivalents		4,376	4,614
Cash and cash equivalents, beginning of year		4,776	162

Cash and cash equivalents, end of year		$9,152	$4,776

Supplemental disclosures of cash flow information
Cash interest paid		$31,695	$30,592
Non-cash financing activities
Non-cash contributions by owners		$—	$232

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

COMBINED STATEMENTS OF OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars)

	Notes	Owner’s Net Investment

Balance-December 31, 2011		$19,135

Net transactions with owners	16	30,824
Net loss for the year		(6,373)

Balance-December 31, 2012		43,586

Net transactions with owners	16	69,771
Net loss for the year		(28,645)

Balance-December 31, 2013		$84,712

See notes to combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners (the “Partnership”), will be formed for the purpose of acquiring the shares of four wholly-owned subsidiaries of Navios Maritime Acquisition Corporation (“Navios Acquisition”), each of which owns a VLCC tanker vessel. The shares of the four wholly-owned subsidiaries of Navios Acquisition will be transferred to the Partnership upon the execution of a successful initial public offering. These accompanying predecessor combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the vessel owning entities on a combined basis as of December 31, 2013 and 2012 and for the two years ended at December 31, 2013, as these entities are currently under common control. The vessel owning entities combined in these financial statements shall hereafter be referred to as the “Group”.

Parent Net Investment of the Group represents the sum of the underlying invested equity in the entities listed below and does not represent shares in a single standalone business. The Group has no items of other comprehensive income in any period.

The Group’s principal activity is the ownership and operation of a fleet of modern crude oil carriers providing world-wide marine transportation services. The Group’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Group is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations are managed by Navios Maritime Holdings Inc. (“Navios Holdings”) a related party of the Group (refer to the Note 13, Transactions with Related Parties) from its head offices in Monte Carlo, Monaco.

As at December 31, 2013 and 2012, the Group owned 4 VLCC tanker vessels.

The Group consists of the combination of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2013	2012
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—12/31	1/1—12/31
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—12/31	1/1—12/31
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—12/31	1/1—12/31
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—12/31	1/1—12/31

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Principles of Combination: The accompanying predecessor combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control.

The combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Revenue and profits arising from transactions between companies included in these combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions among combined entities have been eliminated.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The predecessor combined financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which have been allocated to the Group on the following basis:

•	Loans and related interest expense: The vessels included in the predecessor combined financial statements are financed through Ship Mortgaged Notes issued by Navios Maritime Acquisition Corporation. (See Note 10). The Group’s vessels are used as collateral for such Ship Mortgaged Notes. For the purposes of the predecessor combined financial statements, the Ship Mortgaged Notes and related interest expense and loss on extinguishment of 2017 Notes have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes have been have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the predecessor combined financial statements, the deferred financing fees and the related amortization expense have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

(b) Use of estimates: The preparation of predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives and residual values for tangible assets and vessels’ fair value upon initial recognition, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Additionally, the predecessor combined financial statements include allocations for certain expenses not included in the accounts of the Group. The Group considers that such allocations have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Group was an independently publicly listed entity during the periods presented, as the Partnership will incur additional administrative expenses normally incurred by a listed public entity. Accordingly, the predecessor combined financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership. Based on Management’s estimate, the costs that would have been incurred if the Group had operated as an unaffiliated entity, would amount to approximately $2.0 million per year. Such costs have been calculated based on the actual general and administrative expenses of Navios Acquisition for the year ended December 31, 2013. These general and administrative expenses have been adjusted to reflect the proportion of such expenses that would be required for the Group to operate as a stand-alone entity, based on the volume of its operations compared to Navios Acquisition. Such expenses were also adjusted to reflect certain costs that would be borne by the Group, irrespective of the volume of its operations (which include expenses such as legal and audit fees, directors’ compensation and directors’ and officers’ liability insurance costs).

(c) Cash and Cash equivalents: Cash and cash equivalents consist of deposits held on call with banks, with maturities of three months or less.

(d) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented

(e) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in a business combination are recorded at fair value. Vessels acquired in an asset acquisition are measured at cost (including transaction costs). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Group’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $708 for the year ended December 31, 2013. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(f) Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by the Group are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. The Group’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel if applicable) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of the Group’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The Group determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Group’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2014 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and related intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated by management with the assistance of independent third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose the Group to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(g) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Navios Acquisition amortizes these costs over the life of the related debt using the effective interest rate method, and are included in interest expense. For the purpose of these predecessor combined financial statements, such amortization has been allocated to the Group based on the relative fair value of the vessels. Amortization of deferred financing cost for each of the years ended December 31, 2013 and 2012 were $1,277 and $1,277, respectively. The write-off of deferred financing costs for the years ended December 31, 2013 and 2012 were $6,693 and $nil, respectively.

(h) Intangibles assets: The Group’s intangible assets consist of favorable lease terms. When intangible assets (or liabilities) associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires management to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Group’s financial position and results of operations.

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets as described in paragraph (f) above. No impairment loss was recognized for any of the periods presented.

(i) Deferred Drydock and Special Survey Costs: The Group’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written-off to the combined statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2013 and 2012 the amortization expense was $1,919 and $1,898, respectively. Accumulated amortization as of December 31, 2013 and 2012 amounted to $4,451 and $2,532, respectively.

(j) Foreign currency translation: The Group’s functional and reporting currency is the U.S. dollar. The Group engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Group transacted a nominal amount of its operations in Euros; however, all of the Group’s primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

(k) Provisions: The Group, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If the Group has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Group will provide the lower amount of the range. The Group, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010, and included as part of the daily fee of $10.0 per owned VLCC vessel.

(l) Segment Reporting: The Group reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. The Group does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

(m) Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(n) Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when (i) services are rendered, (ii) the Group has signed charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable (iv) and collection is reasonably assured. Revenue is generated from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Group and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter Expenses: Time charter expenses comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are recognized as incurred.

Direct Vessel Expense: Direct vessel expenses are provided to the Group by the Manager through the management agreement discussed in the paragraph below. Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the inception of the agreement, commercial and technical management services to the Group’s vessels for a daily fee of $10.0 per owned VLCC vessel for the first two years. On May 4, 2012, the Group amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the Management Agreement, the Group expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost.

Commencing as of March 30, 2012, the Group can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, the Group could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to the Group which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the charter period.

(o) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: The Group’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rate risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Group closely monitors its exposure to customers and counterparties for credit risk. The Group has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to the Group. When negotiating on behalf of the Group various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

For the year ended December 31, 2013, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co and Formosa Petrochemical Corporation, which accounted for 77.9% and 22.1%, respectively. For the year ended December 31, 2012, the Group’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and Formosa Petrochemical Corporation, which accounted for 78.0% and 22.0%, respectively.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the combined statement of operations.

Recent Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-4, “Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.” The update provides requirements for the recognition, measurement and disclosure of an entity’s reasonable expectation of its

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to disclose the nature and amount of any such obligation, as well as other information about the obligation. The Group is currently reviewing the effect of ASU No. 2013-4 which will be effective for the Group beginning in the first quarter of its 2014 fiscal year and should be applied prospectively.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Group is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2013	December 31, 2012
Cash at banks	$9,152	$4,776

Total cash and cash equivalents	$9,152	$4,776

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Group does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Group also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$817	$641
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$817	$641

Financial instruments that potentially subject the Group to concentrations of credit risk are accounts receivable. The Group does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

NOTE 5: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	$387,545	$(18,178)	$369,367
Additions	232	(16,925)	(16,693)
Balance at December 31, 2012	$387,777	$(35,103)	$352,674
Additions	—	(16,222)	(16,222)

Balance at December 31, 2013	$387,777	$(51,325)	$336,452

NOTE 6: DEFERRED FINANCE COSTS

Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2011	$9,153
Amortization	(1,277)

Balance at December 31, 2012	$7,876
Additions	8,151
Amortization	(1,277)
Deferred charges written-off	(6,693)

Balance at December 31, 2013	$8,057

In 2013, an amount of $6,693 of deferred financing costs was written-off in relation to the $505,000 bond (see Note 10, Borrowings). In addition, the amortization income of the bond premium was $343 for 2013 and $434 for 2012.

NOTE 7: INTANGIBLE ASSETS

Intangible assets as of December 31, 2013 and December 31, 2012 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2011	$44,877	$(3,283)	$41,594
Additions	—	(3,286)	(3,286)

Balance at December 31, 2012	44,877	(6,569)	38,308

Additions	—	(3,286)	(3,286)

Balance at December 31, 2013	$44,877	$(9,855)	$35,022

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Amortization expense of favorable lease terms for the years ended December 31, 2013 and 2012, is presented in the following table:

	December 31, 2013	December 31, 2012
Favorable lease terms charter-out	(3,286)	(3,286)

Total	$(3,286)	$(3,286)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(3,286)	$(3,286)	$(3,286)	$(2,846)	$(2,811)	$(19,507)	$(35,022)

Total	$(3,286)	$(3,286)	$(3,286)	$(2,846)	$(2,811)	$(19,507)	$(35,022)

Intangible assets subject to amortization are amortized using the straight line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

NOTE 8: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2013 and 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Creditors	$100	$100
Brokers	271	330

Total accounts payable	$371	$430

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of December 31, 2013 and December 31, 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Accrued voyage expenses	$186	$131

Total accrued expenses	$186	$131

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

NOTE 10: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2013	December 31, 2012
Ship Mortgage Notes $505,000	—	354,693
Ship Mortgage Notes $610,000	341,034	—

Total borrowings	341,034	354,693
Add: bond premium ($505,000 Notes)	—	1,594

Total long-term borrowings	$341,034	$356,287

Ship Mortgage Notes:

As explained in Note 1, for the purpose of the preparation of these predecessor combined financial statements, long-term debt has been allocated based on a relative fair value basis at the issuance of the relevant Notes. The vessels included in these predecessor combined financial statements have been financed through and provide full and unconditional guarantees to the Ship Mortgage Notes issued by Navios Acquisition.

In October 2010, Navios Acquisition issued a total of $400,000 in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the Add-On of $105,000 to the 2017 Notes. The full proceeds from this Add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

In November, 2013, Navios Acquisition completed sale of a total of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes.

As a result of the extinguishment of the 2017 Notes, the Group’s vessels recognized a $23,188 loss in the consolidated statements of operations under “Loss on bond extinguishment”, which comprises a $6,693 loss relating to the write off of unamortized deferred finance costs, a gain of $1,250 relating to the write off of unamortized bond premium and a $17,745 loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The loss on bond extinguishment was allocated based on the initial relative fair value of 2017 Notes allocated to the Group’s vessels. The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the properties and assets and creation or designation of restricted subsidiaries. Navios Acquisition was in compliance with the covenants as of December 31, 2013.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Guarantees:

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the subsidiaries of Navios Acquisition with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of the Group that own mortgaged vessels are senior secured guarantees.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties, short term: The carrying amount of due from related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts receivable and no significant changes in interest rates.

Due to related parties, short term: The carrying amount of due to related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Long-term debt: The fair value of the Ship Mortgage Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Due to related parties, long term: The carrying amount of the floating rate payable approximates its fair value.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of December 31, 2013 or 2012.

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$9,152	$9,152	$4,776	$4,776
Accounts receivable	$817	$817	$641	$641
Due from related parties, short term	$35,756	$35,756	$31,225	$31,225
Accounts payable	$371	$371	$430	$430
Due to related parties, short term	$472	$472	$13,613	$13,613
Long-term debt	$341,034	$348,281	$356,287	$338,733
Due to related parties, long term	$—	$—	$24,800	$24,800

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of December 31, 2013 or 2012.

Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$9,152	$9,152	$—	$—
Long-term debt	$348,281	$348,281	$—	$—

Fair Value Measurements at December 31, 2012 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$4,776	$4,776	$—	$—
Long-term debt	$338,733	$338,733	$—	$—

NOTE 12: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions), for which a charter party has been concluded, is as follows:

Amount
2014	$63,047
2015	63,047
2016	63,220
2017	37,361
2018	35,152
Thereafter	244,280

Total minimum lease revenue, net of commissions	$506,107

NOTE 13: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the inception of the agreement, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost for VLCC vessels. Total management fees for each of the year ended December 31, 2013 and 2012 amounted to $14,600 and $14,640, respectively.

Commencing as of March 30, 2012, Navios Acquisition may, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. As of December 31, 2013 and 2012, the Group’s long-term payable due to the Manager was $nil and $24,800, respectively as a result of this deferral.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel. For the years ended December 31, 2013 and 2012, the expense arising from the administrative services rendered by the Manager to the Group’s vessels amounted to $526 and $526, respectively.

Borrowings: As described in Note 10, Navios Acquisition is the borrower under the bond for the financing of the acquisition of the Group’s vessels. However, the loan is secured by first preferred mortgages over the Group’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares.

Balances due from/ to related parties, short and long term: Balances due to/ from related parties relate to amounts due to/from both Navios Acquisition and its subsidiaries, as well as, our Manager—Navios Maritime Holdings.

Amounts due to Navios Maritime Holdings as of December 31, 2013 and 2012 were $472 and $38,413, respectively, which represents the current and long-term accounts payable to Navios Maritime Holdings. The balance mainly consisted of management fees, administrative fees, dry docking costs and other operating expenses. There were no amounts due from Navios Maritime Holdings as of December 31, 2013 and 2012.

Amounts due from Navios Maritime Acquisition as of December 31, 2013 and 2012 were $35,756 and $31,225, respectively. The balance relates to cash retained by Navios Maritime Acquisition, which was used for working capital purposes related to the Group’s vessels.

NOTE 14: COMMITMENTS AND CONTINGENCIES

The Group is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Group believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Group’s financial position, results of operations or liquidity.

NOTE 15: SEGMENT INFORMATION

The Group reports financial information and evaluates its operations by charter revenues. The Group does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Group’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Asia	$63,659	$64,059

NOTE 16: OWNERS’ NET INVESTMENT

Owners’ Net Investment primarily consists of transactions related to (i) payments made by Navios Acquisition on behalf of the Group for additions to vessels, and (ii) the issuance of bonds, repayments of bonds and interest payments on behalf of the Group.

NOTE 17: INCOME TAXES

British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Groups’ vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Group believes that this ownership test is satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt,

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars)

Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NOTE 18: SUBSEQUENT EVENTS

The Group has evaluated transactions for consideration as subsequent events through March 14, 2014, which is the date when statements were issued by Navios Acquisition. Additionally, the Group has evaluated transactions that occurred before the issuance of these predecessor combined financial statements on August 20, 2014 for purposes of disclosure of unrecognized subsequent events.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and reduced the rate by 5% from $10.0 to $9.5 daily rate per VLCC vessel.

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

NOTE 19-PRO FORMA EARNINGS PER UNIT (UNAUDITED)

The Partnership has included a pro forma computation of earnings per unit.                  common units were assumed to be outstanding for purposes of calculating the unaudited basic and diluted earnings per unit for the year ended December 31, 2013.

The calculation of the unaudited basic and diluted earnings per unit for the year ended December 31, 2013 is set out below:

Year ended December 31, 2013
Net loss	$
Net loss attributable to:
Common unit	$
Weighted average number of units outstanding
Common units (basic and diluted)
Net loss per unit
Common unit (basic and diluted)	$

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	Notes	September 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3	$6,057	$9,152
Accounts receivable, net		883	817
Prepaid expenses and other current assets		91	219
Due from related parties	9	74,662	35,756

Total current assets		81,693	45,944

Vessels, net	4	324,284	336,452
Deferred finance costs, net		7,503	8,057
Intangible assets	5	32,558	35,022
Deferred dry dock and special survey costs, net		2,244	3,238

Total non-current assets		366,589	382,769

Total assets (pledged for Navios Acquisition debt—Note 7)		$448,282	$428,713

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable		$259	$371
Accrued expenses	6	161	186
Due to related parties	9	839	472
Deferred revenue		1,938	1,938

Total current liabilities		3,197	2,967

Long-term debt	7	341,034	341,034

Total non-current liabilities		341,034	341,034

Total liabilities		$344,231	$344,001

Commitments and contingencies	10	—	—
Owner’s net investment	12	104,051	84,712

Total liabilities and owner’s net investment		$448,282	$428,713

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit amounts)

	Notes	Nine month period ended September 30, 2014 (unaudited)		Nine month period ended September 30, 2013 (unaudited)
Revenue			$47,526	$47,610
Time charter expenses			(579)	(689)
Direct vessel expenses			(994)	(1,440)
Management fees (entirely through related party transactions)	9		(10,670)	(10,920)
General and administrative expenses	9		(756)	(597)
Depreciation and amortization	4,5		(14,632)	(14,632)
Interest expenses and finance cost	7		(21,343)	(23,731)
Other income/ (expense), net			5	(20)

Net loss			$(1,443)	$(4,419)

Pro forma loss per unit (unaudited)
Net loss
Common unit (basic and diluted)	15	$
Weighted average number of units outstanding
Common unit (basic and diluted)	15

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine month period ended September 30, 2014 (unaudited)	Nine month period ended September 30, 2013 (unaudited)
Operating Activities
Net loss		$(1,443)	$(4,419)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation and amortization	4,5	14,632	14,632
Amortization of deferred finance fees		554	712
Amortization of dry dock and special survey costs		994	1,440
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets		128	4
Increase in accounts receivable		(66)	(784)
Decrease in accounts payable		(112)	(210)
Decrease in deferred revenue		—	(822)
Decrease in accrued expenses	6	(25)	(22)
Increase/ (decrease) in due to related parties	9	367	(38,262)

Net cash provided by/ (used in) operating activities		$15,029	$(27,731)

Investing Activities
Due from related parties		(38,906)	4,291

Net cash (used in)/ provided by investing activities		$(38,906)	$4,291

Financing Activities
Owner’s net investment		20,782	22,944

Net cash provided by financing activities		$20,782	$22,944

Net decrease in cash and cash equivalents		(3,095)	(496)
Cash and cash equivalents, beginning of the period		9,152	4,776

Cash and cash equivalents, end of the period		$6,057	$4,280

Supplemental disclosures of cash flow information
Cash interest paid		$14,008	$15,296

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars)

	Notes	Owner’s Net Investment
Balance-December 31, 2012		43,586
Net transactions with owners (unaudited)	12	22,944
Net loss for the period (unaudited)		(4,419)

Balance-September 30, 2013 (unaudited)		$62,111

Balance-December 31, 2013		84,712
Net transactions with owners (unaudited)	12	20,782
Net loss for the period (unaudited)		(1,443)

Balance-September 30, 2014 (unaudited)		$104,051

See unaudited condensed notes to condensed combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners (the “Partnership”), will be formed for the purpose of acquiring the shares of four wholly-owned subsidiaries of Navios Maritime Acquisition Corporation (“Navios Acquisition”), each of which owns a VLCC tanker vessel. The shares of the four wholly-owned subsidiaries of Navios Acquisition will be transferred to the Partnership upon the execution of an initial public offering. These accompanying predecessor condensed combined financial statements present the assets, liabilities, revenues, expenses and cash flows of the vessel owning entities on a condensed combined basis as of September 30, 2014 and December 31, 2013 and for the nine month periods ended September 30, 2014 and 2013, as these entities are currently under common control. The vessel owning entities combined in these financial statements shall hereafter be referred to as the “Group”.

Owners’ Net Investment of the Group represents the sum of the underlying invested equity in the entities listed below and does not represent shares in a single standalone business. The Group has no items of other comprehensive income in any period.

In the opinion of management, the accompanying condensed combined financial statements (unaudited) of the Group contain all adjustments necessary to state fairly, in all material respects, the Group’s condensed combined financial position as of September 30, 2014, the condensed combined results of operations for the nine months ended September 30, 2014 and 2013 and the condensed combined cash flows for the nine months ended September 30, 2014 and 2013. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the combined financial statements and related notes included in the Group’s annual financial statements for the years ended December 31, 2013 and 2012. The results of operations for the nine months ended September 30, 2014, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed combined balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Group’s principal activity is the ownership and operation of a fleet of modern crude oil carriers providing world-wide marine transportation services. The Group’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Group is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations are managed by Navios Maritime Holdings Inc. (“Navios Holdings”) a related party of the Group (refer to the Note 9, Transactions with Related Parties) from its head offices in Monte Carlo, Monaco.

As at September 30, 2014 and December 31, 2013, the Group owned 4 VLCC tanker vessels.

The Group consists of the combination of the following entities:

		Country of incorporation	Statement of Operations
Company name	Vessel name		2014	2013
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1—09/30	1/1—09/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1—09/30	1/1—09/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1—09/30	1/1—09/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1—09/30	1/1—09/30

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Principles of Combination: The accompanying predecessor combined financial statements include the accounts of all of the entities comprising the Group (see Note 1). All of these companies are combined on the basis of common control.

The combined financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Revenue and profits arising from transactions between companies included in these combined financial statements have been eliminated and accordingly, all amounts relate to external transactions only. Any inter-company balances and transactions among combined entities have been eliminated.

The predecessor combined financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization, which have been allocated to the Group on the following basis:

•	Loans and related interest expense: The vessels included in the predecessor combined financial statements are financed through Ship Mortgaged Notes issued by Navios Maritime Acquisition Corporation. (See Note 7). The Group’s vessels are used as collateral for such Ship Mortgaged Notes. For the purposes of the predecessor combined financial statements, the Ship Mortgaged Notes and related interest expense have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

•	Deferred financing fees and related amortization: As noted above, the Ship Mortgaged Notes have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes. For the purposes of the predecessor combined financial statements, the deferred financing fees and the related amortization expense have been allocated to the mortgaged vessels with reference to their relative fair value at the issuance of the relevant notes.

Recent Accounting Pronouncements

In March 2013, the FASB issued ASU 2013-4, “Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.” The update provides requirements for the recognition, measurement and disclosure of an entity’s reasonable expectation of its obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. This guidance requires an entity to disclose the nature and amount of any such obligation, as well as other information about the obligation. The Group has reviewed the effect of ASU No. 2013-4 which was effective for the Group beginning in the first quarter of its 2014 fiscal year. The adoption of the new guidance did not have a significant impact on the Group’s combined financial statements.

The FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Group is currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2014	December 31, 2013
Cash at banks	$6,057	$9,152

Total cash and cash equivalents	$6,057	$9,152

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Group does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Group also seeks to reduce exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2012	$387,777	$(35,103)	$352,674
Additions	—	(16,222)	(16,222)

Balance at December 31, 2013	$387,777	$(51,325)	$336,452
Additions	—	(12,168)	(12,168)

Balance at September 30, 2014	$387,777	$(63,493)	$324,284

Depreciation expense amounted to $12,168 for both the nine month periods ended September 30, 2014 and September 30, 2013.

NOTE 5: INTANGIBLE ASSETS

Intangible assets as of September 30, 2014 and December 31, 2013 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	$44,877	$(6,569)	$38,308
Additions	—	(3,286)	(3,286)

Balance at December 31, 2013	44,877	(9,855)	35,022
Additions	—	(2,464)	(2,464)

Balance at September 30, 2014	$44,877	$(12,319)	$32,558

Amortization expense of favorable lease terms for the nine month periods ended September 30, 2014 and September 30, 2013 is presented in the following table:

	September 30, 2014	September 30, 2013
Favorable lease terms	(2,464)	(2,464)

Total	$(2,464)	$(2,464)

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

The aggregate amortizations of acquired intangibles as of September 30, 2014, will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(3,286)	$(3,286)	$(2,965)	$(2,811)	$(2,811)	$(17,399)	$(32,558)

Total	$(3,286)	$(3,286)	$(2,965)	$(2,811)	$(2,811)	$(17,399)	$(32,558)

Intangible assets subject to amortization are amortized using the straight line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which range from 6.34 to 15.00 years.

NOTE 6: ACCRUED EXPENSES

Accrued expenses as of September 30, 2014 and December 31, 2013, consisted of the following:

	September 30, 2014	December 31, 2013
Accrued voyage expenses	$161	$186

Total accrued expenses	$161	$186

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2014	December 31, 2013
Ship Mortgage Notes ($610,000)	341,034	341,034

Total borrowings	341,034	341,034

Total long-term borrowings	$341,034	$341,034

Ship Mortgage Notes:

As explained in Note 1, for the purpose of the preparation of these predecessor combined financial statements, long-term debt has been allocated based on a relative fair value basis at the issuance of the relevant Notes. The vessels included in these predecessor combined financial statements have been financed through and provide full and unconditional guarantees to the Ship Mortgage Notes issued by Navios Acquisition.

In October 2010, Navios Acquisition issued a total of $400,000 in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes” or “Ship Mortgage Notes”). The vessels Shinyo Kannika, Shinyo Ocean and Shinyo Saowalak provided full and unconditional guarantees and were used as collateral for the 2017 Notes.

In May 2011, Navios Acquisition completed the Add-On of $105,000 to the 2017 Notes. The full proceeds from this Add-on were used by and allocated to the vessel Shinyo Kieran which also provided a full and unconditional guarantee.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

In November, 2013, Navios Acquisition completed sale of a total of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes” or “Ship Mortgage Notes”). The 2021 Notes are unregistered. The 2017 Notes were fully extinguished and the Group’s four vessels became full and unconditional guarantees and collateral for the 2021 Notes. As of the date of the issuance of the 2021 Notes, the Group’s vessels were allocated their new relative fair value of the 2021 Notes.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the properties and assets and creation or designation of restricted subsidiaries. Navios Acquisition was in compliance with the covenants as of September 30, 2014.

Guarantees:

The vessels included in the predecessor combined financial statements are financed through Ship Mortgaged Notes issued by Navios Maritime Acquisition Corporation (See Note 7) and the Group’s vessels are used as collateral for such 2021 Notes. The Group’s vessels, along with all of the other subsidiaries of Navios Acquisition, with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes), provide full and unconditional guarantees on a joint and several basis. The guarantees of the subsidiaries of Navios Acquisition that own mortgaged vessels are senior secured guarantees and the guarantees of its subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. As a result of these guarantees, Group’s vessels have been allocated debt with an offsetting adjustment to Owners’ net investment. As of September 30, 2014 and December 31, 2013, the total obligation under the 2021 Notes for Navios Acquisition and its subsidiaries amounted to $670,000 and $610,000 respectively, of which an amount of $341,034 has been allocated to the vessels included in these predecessor combined financial statements.

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the combined balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due from related parties: The carrying amount of due from related parties, reported in the balance sheet approximates its fair value due to the short-term nature of these accounts receivable and no significant changes in interest rates.

Due to related parties: The carrying amount of due to related parties, reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Long-term debt: The fair value of the Ship Mortgage Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of September 30, 2014 or December 31, 2013.

	September 30, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$6,057	$6,057	$9,152	$9,152
Accounts receivable	$883	$883	$817	$817
Due from related parties	$74,662	$74,662	$35,756	$35,756
Accounts payable	$259	$259	$371	$371
Due to related parties	$839	$839	$472	$472
Long-term debt	$341,034	$346,364	$341,034	$348,281

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Group did not use any Level 3 inputs as of September 30, 2014 or December 31, 2013.

Fair Value Measurements at September 30, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$6,057	$6,057	$—	$—
Long-term debt	$346,364	$346,364	$—	$—

Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$9,152	$9,152	$—	$—
Long-term debt	$348,281	$348,281	$—	$—

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the inception of the agreement, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking and special survey expenses will be reimbursed at cost for VLCC vessels. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for the nine month periods ended September 30, 2014 and 2013 amounted to $10,670 and $10,920, respectively.

Commencing as of March 30, 2012, Navios Acquisition may, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. There were no long-term amounts due to the Manager as of September 30, 2014 and December 31, 2013 with respect to this deferral.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses which is based on a rate per day per vessel. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms. For the nine month periods ended September 30, 2014 and 2013, the expense arising from the administrative services rendered by the Manager to the Group’s vessels amounted to $756 and $597, respectively.

Borrowings: As described in Note 7, Navios Acquisition is the borrower under the bond for the financing of the acquisition of the Group’s vessels. The Ship Mortgage Notes are secured by first preferred mortgages over the Group’s vessels, general assignment of earnings and charter agreements, insurance policies and pledge of shares.

Balances due from/ to related parties: Balances due to/ from related parties relate to amounts due to/from both Navios Acquisition and its subsidiaries, as well as our Manager—Navios Maritime Holdings.

Amounts due to Navios Maritime Holdings as of September 30, 2014 and December 31, 2013 were $839 and $472, respectively, which represents the current accounts payable to Navios Maritime Holdings. The balance mainly consisted of management fees, administrative fees and other operating expenses. There were no amounts due from Navios Maritime Holdings as of September 30, 2014 and December 31, 2013.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Amounts due from Navios Maritime Acquisition as of September 30, 2014 and December 31, 2013 were $74,662 and $35,756, respectively. The balances relate to cash retained by Navios Maritime Acquisition, which were used for working capital purposes related to the Group’s vessels. Historically, these amounts have been settled periodically through cash remittances.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Group is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Group believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Group’s financial position, results of operations or liquidity.

NOTE 11: SEGMENT INFORMATION

The Group reports financial information and evaluates its operations by charter revenues. The Group does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Group has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Group’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Nine month period ended September 30, 2014	Nine month period ended September 30, 2013
Asia	$47,526	$47,610

NOTE 12: OWNERS’ NET INVESTMENT

Owners’ Net Investment primarily consists of transactions related to (i) payments made by Navios Acquisition on behalf of the Group for additions to vessels, and (ii) the issuance of bonds, repayments of bonds and interest payments on behalf of the Group.

NOTE 13: INCOME TAXES

British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

NAVIOS MARITIME MIDSTREAM PARTNERS PREDECESSOR

CONDENSED NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. Dollars)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Groups’ vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Group believes that this ownership test is satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and public ownership of the Partnership’s units following the IPO, but no assurance can be given that this will remain so in the future.

NOTE 14: SUBSEQUENT EVENTS

The Group has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these condensed combined financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the condensed combined financial statements are issued, which is October 31, 2014.

NOTE 15-PRO FORMA EARNINGS PER UNIT

The Partnership has included a pro forma computation of earnings per unit.             common units were assumed to be outstanding for purposes of calculating the unaudited basic and diluted earnings per unit for the nine months ended September 30, 2014.

The calculation of the unaudited basic and diluted earnings per unit for the nine months ended September 30, 2014 is set out below:

Nine month period ended September 30, 2014
Net loss	$
Net loss attributable to:
Common unit	$
Weighted average number of units outstanding
Common units (basic and diluted)
Net loss per unit
Common unit (basic and diluted)	$

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of

Navios Maritime Midstream Partners L.P.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Navios Maritime Midstream Partners L.P. (the “Partnership”) at October 13, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

October 31, 2014

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

BALANCE SHEET

(Expressed in U.S. dollars)

As of October 13, 2014 (date of formation)
ASSETS
Total assets	$—

Liabilities and Partners’ equity
Commitments and contingencies	—

Partners’ equity
Limited Partner	$980
General Partner	20
Receivable from Partners	(1,000)

Total partners’ equity	$—

Total liabilities and partners’ equity	$—

The accompanying notes are an integral part of this balance sheet.

NOTES TO THE BALANCE SHEET

(In U.S. Dollars)

NOTE 1: NATURE OF OPERATIONS

Navios Maritime Midstream L.P. (the “Partnership”), was formed in the Marshall Islands on October 13, 2014 by Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Limited Partner”) and Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company, which is a wholly-owned subsidiary of Navios Acquisition. Navios Acquisition intends to contribute and sell the shares of capital stock of certain of its subsidiaries in connection with the initial public offering of the Partnership’s common units (the “IPO”).

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units and subordinated units representing additional limited partner interests in the Partnership to Navios Acquisition and general partner units representing general partner interests to the General Partner.

The Partnership has adopted a December 31 fiscal year end. The General Partner contributed $20 and Navios Acquisition contributed $980 to the Partnership in form of a receivable to be settled in cash. The receivable from the General Partner and Navios Acquisition has been reflected as a deduction from partners’ equity on the Balance Sheet.

The Partnership has no assets and no liabilities and there have been no other transactions involving the Partnership as of October 13, 2014. Therefore, statements of operations, changes in partners’ equity and cash flows have been omitted.

NOTE 2: SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events, October 31, 2014, is the same as the date the financial statements are issued.

APPENDIX A

FORM OF

SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

- i -

- ii -

- iii -

FORM OF

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF NAVIOS MARITIME MIDSTREAM PARTNERS L.P., dated as of November                     , 2014, is entered into by and between NAVIOS MARITIME MIDSTREAM PARTNERS GP LLC, a Marshall Islands limited liability company, as the General Partner, and NAVIOS MARITIME ACQUISITION CORPORATION, a corporation incorporated under the laws of the Republic of the Marshall Islands (or any permitted successors and assigns hereunder), as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group existing immediately prior to such transaction; provided however, that any acquisition of properties or assets of another Person that is made solely for investment purposes shall not constitute an Acquisition under this Agreement.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings (or the Partnership’s proportionate share of any net increase in Working Capital Borrowings in the case of Subsidiaries that are not wholly-owned) the with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures (or the Partnership’s proportionate share of any net decrease in cash reserves for Operating Expenditures in the case of Subsidiaries that are not wholly owned) with respect to such period to the extent such reduction does not relate to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings (or the Partnership’s proportionate share of any net decrease in Working Capital Borrowings in the case of Subsidiaries that are not wholly owned) with respect to such period, (ii) any net increase in cash reserves (or the Partnership’s proportionate share of any net increase in cash reserves in the case of Subsidiaries that are not wholly owned) for Operating Expenditures with respect to such period to the extent such reserve is required by any debt instrument for the repayment of principal, interest or premium and (iii) the amount of any net decrease made in subsequent periods in cash reserves for Operating Expenditures initially established with respect to such period to the extent such decrease results in a reduction in Adjusted Operating Surplus in subsequent periods pursuant to clause (a)(ii) above. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus. Adjusted Operating Surplus includes that portion of Operating Surplus in clause (a)(ii) of the definition of Operating Surplus only to the extent that cash is received by the Partnership Group.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Value” means the fair market value of the applicable property or other consideration at the time of contribution or distribution, as the case may be, as determined by the Board of Directors.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P., as it may be amended, supplemented or restated from time to time.

“Annual Meeting” means the meeting of Limited Partners to be held every year commencing in 2015 to elect the Elected Directors as provided in Section 7.2 and to vote on any other matters brought before the meeting in accordance with this Agreement.

“Appointed Directors” means the members of the Board of Directors appointed by the General Partner in accordance with the provisions of Article VII.

“Associate” means, when used to indicate a relationship with any Person: (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Audit Committee” means a committee of the Board of Directors composed of a minimum of three members of the Board of Directors then serving who meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and meet the standards for audit committee composition established by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)	the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, and (iii) all cash and cash equivalents on hand on the date of determination of Available Cash resulting from cash distributions received after the end of such Quarter from any Group Member’s equity interest in any Person (other than a Subsidiary), which distributions are paid by such Person in respect of operations conducted by such Person during such Quarter, less

(b)	the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Board of Directors to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Sections 6.2 or 6.3 in respect of any one or more of the next four Quarters; provided, however, that the Board of Directors may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents, which, pursuant to Section 7.1, and subject to Section 7.11, oversees and directs the operations, management and policies of the Partnership. The Board of Directors shall constitute a committee within the meaning of Section 30(2)(g) of the Marshall Islands Act.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Contribution” means any (a) with respect to any Partner, cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions) or (b) with respect to the General Partner only, (i) distributions of cash that the General Partner is entitled to receive but otherwise waives such that the Partnership retains such cash or (ii) Common Units that the General Partner contributes to the Partnership.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member, (b) acquisition of existing, construction of new or improvement or replacement of existing, capital assets or (c) capital contribution by a Group Member to a Person that is not a Subsidiary, in which a Group Member has, or after such capital contribution will have, an equity interest, to fund the Group Member’s pro rata share of the cost of the addition or improvement to or the acquisition of existing, or the construction of new or improvement or replacement of existing, capital assets by such Person, in each case if such addition, improvement, replacement, acquisition or construction is made to increase the operating capacity or asset base of the Partnership Group from the operating capacity or asset base of the Partnership Group or such Person, as the case maybe be existing immediately prior to such addition, improvement, acquisition or construction; provided, however, that any such addition, improvement, acquisition or construction that is made solely for investment purposes shall not constitute a Capital Improvement.

“Capital Surplus” has the meaning assigned to such term in Section 6.1(a).

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding a Person to the Partnership or any Limited Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership or as a member of the Board of Directors, as the case may be.

“Certificate” means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global or book entry form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Registrar of Corporations of The Marshall Islands as referenced in Section 7.10 as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.20(c)) has the meaning assigned to such term in Section 7.20(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by any quotation system then in use with respect to such Limited Partner Interests, or, if on any such day such Limited Partner Interests of such class are not quoted by any such system, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the Board of Directors, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the Board of Directors.

“Code” means the United States Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commences Commercial Service” and “Commenced Commercial Service” shall mean the date a Capital Improvement is first put into commercial service by a Group Member following, if applicable, completion of construction, acquisition, development and testing.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.2(a)(i).

“Conflicts Committee” means a committee of the Board of Directors composed entirely of three or more directors who are not any of the following: (a) officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner (other than any Group Member) or (c) holders of any ownership interest in the General Partner, its Affiliates or the Partnership Group (other than (x) Common Units or (y) awards granted pursuant to any long-term incentive plan, equity compensation plan or similar plan of any Group Member) and who also have been determined by the Board of Directors to meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Marshall Islands Act, but excluding cash, contributed to the Partnership.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit

Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.2(a)(ii) and the second sentence of Section 6.3 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Sections 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Elected Directors” means the members of the Board of Directors who are elected or appointed as such in accordance with the provisions of Article VII and at least three of whom are not (a) officers or employees of the General Partner, (b) officers or employees of any Affiliate of the General Partner, (c) holders of any ownership interest in the Partnership Group (other than Common Units or awards granted to such director under any long-term incentive plan of any Group Member) and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading or (d) United States citizens or residents.

“Estimated Maintenance Capital Expenditures” means an estimate made in good faith by the Board of Directors (with the concurrence of the Conflicts Committee) of the average quarterly Maintenance Capital Expenditures that the Partnership will need to incur to maintain the operating capacity or asset base of the Partnership Group (including the Partnership’s proportionate share of the average quarterly Maintenance Capital Expenditures of its Subsidiaries that are not wholly owned) existing at the time the estimate is made. The Board of Directors (with the concurrence of the Conflicts Committee) will be permitted to make such estimate in any manner it determines reasonable. Beginning after the Closing Date, the estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of Maintenance Capital Expenditures on a long-term basis. The Partnership shall disclose to its Partners any change in the amount of Estimated Maintenance Capital Expenditures in its reports made in accordance with Section 8.3 to the extent not previously disclosed. Except as provided in the definition of Subordination Period, any adjustments to Estimated Maintenance Capital Expenditures shall be prospective only.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity incurred, in each case, to finance the construction of a Capital Improvement and paid during the period beginning on the date that the Partnership enters into a binding obligation to commence construction of the Capital Improvement and ending on the earlier to occur of the date that such Capital Improvement Commences Commercial Service or the date that such Capital Improvement is abandoned or disposed of. Debt incurred or equity issued to fund any such construction period interest payments, or such construction period distributions on equity paid during such period shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Capital Improvement, and the Incremental Incentive Distributions paid in respect of such newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Capital Improvement.

“First Contribution and Conveyance Agreement” means that certain Contribution and Conveyance Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company and Navios Maritime Acquisition, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

“First Target Distribution” means $             per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on                     , it means the product of $             multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; and, provided further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Navios Maritime Midstream Partners GP LLC, a Marshall Islands limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Group” means a Person that, including with or through any of its Affiliates or Associates, has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group

Member that is a limited liability company, the certificate of incorporation and bylaws (or similar organizational documents) of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, in each case as such may be amended, supplemented or restated from time to time.

“Hedge Contract” means any exchange, swap, forward, future, cap, floor, collar or other similar agreement or arrangement entered into for the purpose of hedging the Partnership Group’s exposure to fluctuations in the price of interest rates, currencies or commodities in their operations and not for speculative purposes.

“Holder” as used in Section 7.20, has the meaning assigned to such term in Section 7.20(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.2(a)(v), 6.2(a)(vi) and 6.2(a)(vii) and 6.2(b)(iii), 6.2(b)(iv) and 6.2(b)(v).

“Incremental Incentive Distributions” means, with respect to any newly issued equity securities of the Partnership, the incremental amount of any Incentive Distributions payable under Section 6.2 based solely upon the amount of distributions paid in respect of such newly issued equity securities.

“Indemnified Persons” has the meaning assigned to such term in Section 7.20(c).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Person which any of the preceding clauses of this definition describes, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person (provided, however, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services), (f) the members of the Board of Directors, (g) the Officers, and (h) any other Person the Board of Directors designates as an “Indemnitee” for purposes of this Agreement.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial General Partner Interest” has the meaning set forth in Section 5.1.

“Initial Limited Partner Interest” has the meaning set forth in Section 5.1.

“Initial Limited Partners” means Navios Maritime Acquisition and the General Partner (with respect to the Incentive Distribution Rights received by it pursuant to Section 5.2(a)) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial public offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units sold pursuant to the exercise of the Underwriters’ Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters first offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the Board of Directors, in each case adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters in the Initial Offering or pursuant to the exercise of the Underwriters’ Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) capital contributions received; and (e) corporate reorganizations or restructurings.

“Investment Capital Expenditures” means capital expenditures other than Maintenance Capital Expenditures or Expansion Capital Expenditures.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after deducting any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the Board of Directors to perform the functions described in Section 12.4.

“Maintenance Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain the operating capacity or asset base of the Partnership Group. Maintenance Capital Expenditures shall not include (a) Expansion Capital Expenditures or (b) Investment Capital Expenditures. Maintenance Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued, in each case, to finance the construction of a replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence constructing a replacement asset and ending on the earlier to occur of the date that such replacement asset Commences Commercial Service or the date that such replacement asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a replacement asset.

“Marshall Islands Act” means the Limited Partnership Act of The Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $             per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on                         , it means the product of $             multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Navios Maritime Acquisition” means Navios Maritime Acquisition Corporation, a Marshall Islands corporation.

“Navios Maritime Holdings” means Navios Maritime Holdings Inc., a Marshall Islands corporation.

“Navios Maritime Partners” means Navios Maritime Partners L.P., a Marshall Islands partnership.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any indebtedness either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner by the Partnership, the Agreed Value of such property, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Officers” means the Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Executive Vice Chairman or Vice Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Chief Executive Officer, the President, any Vice Presidents, the Secretary, the Treasurer, any Assistant Secretaries or Assistant Treasurers, and any other officer of the Partnership appointed by the Board of Directors pursuant to Section 7.8.

“Omnibus Agreement” means that Omnibus Agreement, dated as of the Closing Date, among Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners, the Partnership, the General Partner and the Operating Company.

“Operating Company” means Navios Maritime Midstream Operating LLC, a Marshall Islands limited liability company, and any successors thereto.

“Operating Company Agreement” means the Limited Liability Company Agreement of the Operating Company, as it may be amended, supplemented or restated from time to time.

“Operating Expenditures” means all Partnership Group expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, employee and director compensation, reimbursements of expenses of the General Partner, repayment of Working Capital Borrowings, debt service payments, capital expenditures, payments made in the ordinary course of business under any Hedge Contracts (provided (i) with respect to amounts paid in connection with the initial purchase of any Hedge Contract, such amounts shall be amortized over the life of the Hedge Contract and (ii) that payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Hedge Contract), subject to the following:

(a)	deemed repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;

(b)	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(c)	Operating Expenditures shall not include (i) Expansion Capital Expenditures, Investment Capital Expenditures or actual Maintenance Capital Expenditures, but shall include Estimated Maintenance Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners, where capital expenditures consist of both (x) Maintenance Capital Expenditures and (y) Expansion Capital Expenditures and/or Investment Capital Expenditures, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication:

(a)	the sum of (i) $ , (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (excluding return on capital from Investment Capital Expenditures); provided, that cash receipts from the termination of a Hedge Contract prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions paid on equity issued (including Incremental Incentive Distributions) in connection with the construction of a Capital Improvement or replacement asset and paid during the period beginning on the date that the Group Member enters into a binding obligation to commence construction of such Capital Improvement or replacement asset and ending on the earlier to occur of the date that such Capital Improvement or replacement asset Commences Commercial Service or the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related Hedge Contracts), or construction period distributions on equity issued (including Incremental Incentive Distributions), to finance the construction of a Capital Improvement or replacement asset shall also be deemed to be equity issued to finance the construction of a Capital Improvement or replacement asset for purposes of this clause (iv)), less

(b)	the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the Board of Directors to provide funds for future Operating Expenditures, (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred and (iv) any cash loss realized on disposition of an Investment Capital Expenditure; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the Board of Directors so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. Cash receipts from Investment Capital Expenditures shall be treated as cash receipts only to the extent they are a return on capital, but in no event shall a return of capital be treated as cash receipts.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the Board of Directors.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Underwriters’ Option.

“Organizational Limited Partner” means Navios Maritime Acquisition in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group beneficially owns more than 4.9% of the voting power of the Outstanding Partnership Securities of any class then Outstanding (or would own such percentage after application of this limitation), all Partnership Securities owned by such Person or Group in excess of 4.9% of the voting power of the Outstanding Partnership Securities shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes (except for purposes of nominating a Person for election to the Board of Directors pursuant to Section 7.3), determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Securities so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to either of the following (other than when voting their Common Units as provided in Section 7.2(a)(ii)): (i) the General Partner or its Affiliates or (ii) any Person or Group who acquired more than 4.9% of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors after considering the potential tax effects of such approval on the Partnership.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Navios Maritime Midstream Partners L.P., a Marshall Islands limited partnership, and any successors thereto.

“Partnership Group” means the Partnership and its Subsidiaries, including the Operating Company, treated as a single entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units and Incentive Distribution Rights.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.5, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter including the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

“Record Date” means the date established by the Board of Directors or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the Board of Directors has caused to be kept as of the opening of business on such Business Day.

“Registration Statement” means the Registration Statement on Form F-1 (Registration No. 333-199235) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Second Contribution and Conveyance Agreement” means that certain Contribution, Sale and Conveyance Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Company and Navios Maritime Acquisition, together with the additional conveyance documents and instruments contemplated or referenced therein.

“Second Target Distribution” means $             per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on             , it means the product of $             multiplied by a

fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)	the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter ending on or after September 30, 2017, in respect of which (i)(A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded the Minimum Quarterly Distribution during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date and (B) the Adjusted Operating Surplus for each of the three consecutive, non overlapping four Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

(b)	the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

For purposes of determining whether the test in subclause (a)(i)(B) above has been satisfied, Adjusted Operating Surplus will be adjusted upwards or downwards if the Conflicts Committee determines in good faith that the amount of Estimated Maintenance Capital Expenditures used in the determination of Adjusted Operating Surplus in subclause (a)(i)(B) was materially incorrect, based on circumstances prevailing at the time of original determination of Estimated Maintenance Capital Expenditures, for any one or more of the preceding three four-Quarter periods.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary (as defined, but excluding subsection (d) of this definition) of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person, or (d) any other Person in which such Person, one or more Subsidiaries (as defined, but excluding subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) less than a majority ownership interest or (ii) less than the power to elect or direct the election of a majority of the directors or other governing body of such Person, provided that (A) such Person, one or more Subsidiaries (as defined, but excluding this subsection (d) of this definition) of such Person, or a combination thereof, directly or indirectly, at the date of the determination, has at least a 20% ownership interest in such other Person, (B) such Person accounts for such other Person (under U.S. GAAP, as in effect on the later of the date of investment in such other Person or material expansion of the operations of such other Person) on a consolidated or equity accounting basis, (C) such Person has directly or indirectly material negative control rights regarding such other Person including over such other Person’s ability to materially expand its operations beyond that contemplated at the date of investment in such other Person, and (D) such other Person is (i) other than with respect to the Operating Company, formed and maintained for the sole purpose of owning or leasing, operating and chartering vessels, and (ii) obligated under its constituent documents, or as a result of a unanimous agreement of its owners, to distribute to its owners all of its income on at least an annual basis (less any cash reserves that are approved by such Person).

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Third Target Distribution” means $             per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on                     , it means the product of $             multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 6.4.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided, however, that if no Transfer Agent is specifically designated for any other Partnership Securities, the Board of Directors shall act in such capacity.

“Underwriting Agreement” means the Underwriting Agreement dated                     , 2014, among the Underwriters, the Partnership, the General Partner, the Operating Company and Navios Maritime Acquisition, providing for the purchase of the Common Units by the Underwriters.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriters’ Option” means the option granted to the Underwriters pursuant to the Underwriting Agreement.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) the Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unit Register” means the register of the Partnership for the registration and transfer of Limited Partnership Interests as provided in Section 4.5.

“Unrecovered Capital” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Board of Directors determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility, commercial paper facility or similar financing arrangement available to a Group Member, provided that when such borrowing is incurred it is the intent of the borrower to repay such borrowing within 12 months from other than additional Working Capital Borrowings.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner hereby form the Partnership as a limited partnership pursuant to the provisions of the Marshall Islands Act. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Marshall Islands Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2 Name. The name of the Partnership shall be “Navios Maritime Midstream Partners L.P.” The Partnership’s business may be conducted under any other name or names as determined by the Board of Directors. The words “Limited Partnership” or the letters “L.P.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Board of Directors may change the name of the Partnership at any time and from time to time in compliance with the requirements of the Marshall Islands Act and shall notify the General Partner and the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Board of Directors, the registered office of the Partnership in the Marshall Island shall be located at Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MII 96960 and the registered agent for service of process on the Partnership in the Marshall Islands at such registered office shall be The Trust Company of The Marshall Islands, Inc.. The principal office of the Partnership shall be located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, or such other place as the Board of Directors may from time to time designate by notice to the General Partner and the Limited Partners. The Partnership may maintain offices at such other place or places within or outside The Marshall Islands as the Board of Directors determines to be necessary or appropriate. The address of the General Partner shall be at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited partnership organized pursuant to the Marshall Islands Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Power of Attorney.

(a) Each Limited Partner hereby constitutes and appoints the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, the Chief Executive Officer and President of the Partnership and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of its authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Board of Directors or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the Marshall Islands and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Board of Directors or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Articles IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.5; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Board of Directors or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, however, that when required by Section 13.3 or any other provision of this Agreement that requires the consent of the Board of Directors or establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Board of Directors and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary consent of the Board of Directors or vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the Board of Directors to make an amendment to this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives. Each such Limited Partner hereby agrees to be bound by any representation made by the Board of Directors, the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Board of Directors, the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator taken in good faith under such power of attorney. Each Limited Partner shall execute and deliver to the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, Chief Executive Officer or President of the Partnership or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Partnership.

Section 2.7 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Marshall Islands Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Marshall Islands Act.

Section 2.8 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the Board of Directors may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use commercially reasonable efforts to cause record title to such assets (other than those assets in respect of which the Board of Directors determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; and, provided further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Board of Directors. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Marshall Islands Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Marshall Islands Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 30 of the Marshall Islands Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.13 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand and at such Limited Partner’s own expense, to:

(i) have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

(ii) obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner;

(iii) have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(iv) obtain true and full information regarding the status of the business and financial condition of the Partnership Group; and

(v) obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The Board of Directors may keep confidential from the Limited Partners, for such period of time as the Board of Directors deems reasonable, (i) any information that the Board of Directors reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Board of Directors in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chief Financial Officer or the Secretary or any Assistant Secretary of the Partnership. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.5(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate Officers on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) The appropriate Officers on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Board of Directors may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Board of Directors.

If a Limited Partner fails to notify the Partnership within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the

Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) shall be bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate Officers on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the Partnership for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(d) below, prior to September 30, 2024, the General Partner shall not transfer all or any part of its General Partner Interest (represented by General Partner Units) to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with (1) the merger or consolidation of the General Partner with or into such other Person or (2) the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(d) below, on or after September 30, 2024, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c) Prior to September 30, 2024, Navios Maritime Holdings shall have the option to acquire any or all of the General Partner Interest (represented by General Partner Units) held by a holder of General Partner Units without any consent of the Unitholders at fair market value, such fair market value to be determined by the Board of Directors; provided, however, that Navios Maritime Holdings shall not acquire less than 25% of the General Partner Units then Outstanding in any such acquisition.

(d) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner or member of any other Group Member and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Transfer of Incentive Distribution Rights.

(a) Prior to September 30, 2019, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person or (ii) the transfer by such holder of all or substantially all of its assets to such other Person. Any other transfer of the Incentive Distribution Rights prior to September 30, 2019, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2019, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval.

(b) Prior to September 30, 2024, Navios Maritime Holdings shall have the option to acquire any or all of the Incentive Distribution Rights held by a holder of Incentive Distribution Rights without any consent of the Unitholders at fair market value, such fair market value to be determined by the Board of Directors; provided, however, that Navios Maritime Holdings shall not acquire less than 25% of the Incentive Distribution Rights then Outstanding in any such acquisition.

(c) Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner’s exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3 hereof.

Section 4.8 Restrictions on Transfers.

(a) Except as provided in Section 4.8(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws, laws of the Republic of the Marshall Islands or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership or any Group Member under the laws of the jurisdiction of its formation.

(b) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.5(b).

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Contributions Prior to the Closing Date. In connection with the formation of the Partnership under the Marshall Islands Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20, for a 2% General Partner Interest in the Partnership (the “Initial General Partner Interest”) and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980 for a 98% limited partner interest in the Partnership (the “Initial Limited Partner Interest”) and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the Initial Limited Partner Interest shall be redeemed and the initial Capital Contribution of the Organizational Limited Partner shall be refunded. Ninety-eight percent of any interest or profit that may have resulted from the investment of such initial Capital Contribution shall be allocated and distributed to the Organizational Limited Partner, and the balance shall be allocated and distributed to the General Partner.

Section 5.2 Initial Unit Issuances.

(a) At or immediately after the Closing Date, and pursuant to the First Contribution and Conveyance Agreement, Navios Maritime Acquisition contributed all of the outstanding shares of capital stock of Shinyo Ocean Limited and Shinyo Kannika Limited to the Partnership in exchange for              Subordinated Units and              Common Units.

(a) At or immediately after the Closing Date and pursuant to the Second Contribution and Conveyance Agreement: (i) The General Partner’s Initial General Partner Interest shall be converted into              General Partner Units and the Incentive Distribution Rights; (ii) Navios Maritime Acquisition shall sell to the Partnership all of the shares of capital stock of Shinyo Saowalak Limited and Shinyo Kieran Limited in exchange for (A) the issuance to Navios Maritime Acquisition of              Subordinated Units,              Common Units and a special interest representing the right to receive $             from the Partnership on the Closing Date and (B) the issuance to the General Partner of the Incentive Distribution Rights; and (iii) the Organizational Limited Partner’s Initial Limited Partner Interest shall be redeemed and its initial Capital Contribution shall be refunded.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than Common Units issued in the Initial Offering, including any Common Units issued pursuant to the Underwriters’ Option), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest immediately prior to such issuance by (B) 100 less the General Partner’s Percentage Interest immediately prior to such issuance by (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. The General Partner shall not be obligated to make additional Capital Contributions to the Partnership.

Section 5.3 Contributions By Initial Limited Partners and Distributions to the General Partner and its Affiliates.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter on the Closing Date.

(b) Upon any exercise of the Underwriters’ Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit. Upon receipt by the Partnership of the Capital Contributions from the Underwriters as provided in this Section 5.3(b), the Partnership shall use such cash to redeem from Navios Maritime Acquisition that number of Subordinated Units equal to the number of Common Units issued to the Underwriters as provided in this Section 5.3(b).

(c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraphs (a) and (b) of this Section 5.3 in aggregate number equal to             , (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to              issuable upon exercise of the Underwriters’ Option pursuant to subparagraph (b) hereof, (iii) the              Subordinated Units issued or issuable to pursuant to Sections 5.1(b) and 5.2(a) hereof and (iv) the Incentive Distribution Rights.

Section 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered and permitted as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.5 Issuances of Additional Partnership Securities.

(a) The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Limited Partners, but subject to the approval of the General Partner in the case where issuances of equity are not reasonably expected to be accretive to equity within twelve months of issuance or which would otherwise have a material adverse impact on the General Partner or the General Partner Interest.

(b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the Board of Directors, including (i) the right to share in Partnership distributions; (ii) the rights upon dissolution and liquidation of the Partnership; (iii) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (iv) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (v) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vi) the method for determining the Percentage Interest as to such Partnership Security; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c) The Board of Directors shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.5, (ii) the conversion of the General Partner Interest (represented by General Partner Units) or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of additional Limited Partners and (iv) all additional issuances of Partnership Securities. The Board of Directors shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The Board of Directors shall do all things necessary to comply with the Marshall Islands Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

Section 5.6 Limitations on Issuance of Additional Partnership Securities. The Partnership may issue an unlimited number of Partnership Securities (or options, rights, warrants or appreciation rights related thereto) pursuant to Section 5.5 without the approval of the Limited Partners; provided, however, that no fractional units shall be issued by the Partnership.

Section 5.7 Conversion of Subordinated Units.

(a) All of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.1(a) in respect of any Quarter ending on or after             , in respect of which:

(i) distributions of Available Cash from Operating Surplus under Section 6.2(a) on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units equaled or exceeded $             during the four-Quarter period immediately preceding such date;

(ii) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded the sum of $             on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such period on a Fully Diluted Basis with respect to such period; and

(iii) there are no Cumulative Common Unit Arrearages.

(b) If the Subordinated Units are not converted into Common Units pursuant to Section 5.7(a), the Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.

(c) Notwithstanding any other provision of this Agreement, the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(d) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.5(b).

Section 5.8 Limited Preemptive Right. Except as provided in this Section 5.8 and in Section 5.2(b), no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.9 Splits and Combinations.

(a) Subject to Sections 5.9(d) and 6.4 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the Board of Directors shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Board of Directors also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Board of Directors shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by the Marshall Islands Act.

ARTICLE VI

DISTRIBUTIONS

Section 6.1 Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on             , an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 51 of the Marshall Islands Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Board of Directors. All amounts of Available Cash distributed by the Partnership on any date following the Closing Date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners following the Closing Date pursuant to Section 6.2 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.3, be deemed to be “Capital Surplus.”

(b) Notwithstanding Section 6.1(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.2 Distributions of Available Cash from Operating Surplus.

(a) During Subordination Period. Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3 shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise contemplated by Section 5.5 in respect of other Partnership Securities issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to the General Partner and all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B)             % to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi) Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B)             % to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B)             % to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(a)(vii).

(b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3, shall subject to Section 51 of the Marshall Islands Act, be distributed as follows, except as otherwise required by Section 5.5(b) in respect of additional Partnership Securities issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B)             % to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B)             % to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B)             % to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.4, the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.2(b)(v).

Section 6.3 Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.1(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, unless the provisions of Section 6.1 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (a) to the General Partner in accordance with its Percentage Interest and (b) to all Unitholders holding Common Units their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.2.

Section 6.4 Adjustment of Minimum Quarterly Distribution and Target Distribution Levels. The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be reduced in the same proportion that the distribution had to the fair market value of the Common Units prior to the announcement of the distribution. If the Common Units are publicly traded on a National Securities Exchange, the fair market value will be the Current Market Price before the ex-dividend date. If the Common Units are not publicly traded, the fair market value will be determined by the Board of Directors.

Section 6.5 Special Provisions Relating to the Holders of Subordinated Units. Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in distributions made with respect to Common Units, the holder of a

Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in distributions made with respect to Common Units.

Section 6.6 Special Provisions Relating to the Holders of Incentive Distribution Rights. Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, or (ii) be entitled to any distributions other than as provided in Sections 6.2(a)(v), 6.2(a)(vi) and 6.2(a)(vii), 6.2(b)(iii), 6.2(b)(iv) and 6.2(b)(v), and 12.4.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be vested exclusively in the Board of Directors and, subject to the direction of the Board of Directors and in accordance with the provisions of Section 7.11, the Officers. Neither the General Partner (except as otherwise expressly provided in this Agreement) nor any Limited Partner shall have any management power or control over the business and affairs of the Partnership. Thus, except as expressly provided in this Agreement, the business and affairs of the Partnership shall be managed by or under the direction of the Board of Directors, and the day-to-day activities of the Partnership shall be conducted on the Partnership’s behalf by the Officers. In order to enable the Board of Directors to manage the business and affairs of the Partnership, the General Partner, except as otherwise expressly provided in this Agreement, hereby irrevocably delegates to the Board of Directors all management powers over the business and affairs of the Partnership that it may now or hereafter possess under applicable law. The General Partner further agrees to take any and all action necessary and appropriate, in the sole discretion of the Board of Directors, to effect any duly authorized actions by the Board of Directors, including executing or filing any agreements, instruments or certificates, delivering all documents, providing all information and taking or refraining from taking action as may be necessary or appropriate to achieve the effective delegation of power described in this Section 7.1(a). Each of the Partners and each Person who may acquire an interest in a Partnership Interest hereby approves, consents to, ratifies and confirms such delegation. The delegation by the General Partner to the Board of Directors of management powers over the business and affairs of the Partnership pursuant to the provisions of this Agreement shall not cause the General Partner to cease to be a general partner of the Partnership nor shall it cause the Board of Directors or any member thereof to be a general partner of the Partnership or to have or be subject to the liabilities of a general partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Marshall Islands Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, consents to, ratifies and confirms the General Partner’s delegation of management powers to the Board of Directors pursuant to paragraph (a) of this Section 7.1; (ii) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Omnibus Agreement, the First Contribution and Conveyance Agreement, the Second Contribution and Conveyance Agreement, any Group Member Agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (iii) agrees that the General Partner (on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Securities; and (iv) agrees that the execution, delivery or performance by the Board of Directors, the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the Board of Directors or the General Partner of any duty that the Board of Directors or the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2 The Board of Directors; Election and Appointment; Term; Manner of Acting.

(a) Upon the Closing Date, the Board of Directors shall consist of seven individuals, all of whom shall be Appointed Directors. Following the first annual meeting of Unitholders after the Closing Date, the Board of Directors shall consist of seven individuals, three of which are Appointed Directors and four of which are Elected Directors. The Elected Directors shall be divided into three classes: Class I, comprising two Elected Directors, Class II, comprising one Elected Director, and Class III, comprising one Elected Director. The Board of Directors upon Closing shall consist of the following individuals, each of whom shall hold office until his successor is duly elected or appointed, as the case may be, and qualified, in accordance with subclauses (a)(i) and (a)(ii) below, or until his earlier death, resignation or removal: Appointed Directors: Angeliki Frangou, Shunji Sasada and Efstratios Desypris; Elected Directors: Class I:             , Class II:              and Class III:             . The vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6. The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i) The Appointed Directors shall be appointed by the General Partner on the date of the 2015 Annual Meeting and each Appointed Director shall hold office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal; and

(ii) The Class I Elected Directors shall be elected at the 2015 Annual Meeting for a one-year term expiring on the date of the first succeeding Annual Meeting, the Class II Elected Director shall be elected at the 2015 Annual Meeting for a two-year term expiring on the second succeeding Annual Meeting and the Class III Elected Directors shall be elected at the 2015 Annual Meeting for a three-year term expiring on the third succeeding Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units present in person or represented by proxy at the Annual Meeting with each Outstanding Common Unit having one vote. At each Annual Meeting after the 2015 Annual Meeting, Elected Directors so classified who are elected to replace those whose terms expire at such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting.

(b) Except as provided in paragraph (a)(ii) above with respect to Elected Directors elected at the 2015 Annual Meeting, each member of the Board of Directors appointed or elected, as the case may be, at an Annual Meeting shall hold office until the third succeeding Annual Meeting and until his successor is duly elected or appointed, as the case may be, and qualified, or until his earlier death, resignation or removal.

(c) Each member of the Board of Directors shall have one vote. The vote of the majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the number of members of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a quorum is present at a meeting, a majority of the members of the Board of Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7.3 Nominations of Elected Directors. The Board of Directors shall be entitled to nominate individuals to stand for election as Elected Directors at an Annual Meeting. In addition, any Limited Partner or

Group of Limited Partners that beneficially owns 10% or more of the Outstanding Common Units shall be entitled to nominate one or more individuals to stand for election as Elected Directors at an Annual Meeting by providing written notice thereof to the Board of Directors not more than 120 days and not less than 90 days prior to the date of such Annual Meeting; provided, however, that in the event that the date of the Annual Meeting was not publicly announced by the Partnership by mail, press release or otherwise more than 100 days prior to the date of such meeting, such notice, to be timely, must be delivered to the Board of Directors not later than the close of business on the tenth day following the date on which the date of the Annual Meeting was announced. Such notice shall set forth (i) the name and address of the Limited Partner or Limited Partners making the nomination or nominations, (ii) the number of Common Units beneficially owned by such Limited Partner or Limited Partners, (iii) such information regarding the nominee(s) proposed by the Limited Partner or Limited Partners as would be required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the Commission had the nominee(s) been nominated or intended to be nominated to the Board of Directors, (iv) the written consent of each nominee to serve as a member of the Board of Directors if so elected and (v) a certification that such nominee(s) qualify as Elected Directors.

Section 7.4 Removal of Members of Board of Directors. Members of the Board of Directors may only be removed as follows:

(a) Any Appointed Director may be removed at any time, (i) without Cause, only by the General Partner and, (ii) with Cause, by (x) the General Partner, (y) by the affirmative vote of the holders of a majority of the Outstanding Units at a properly called meeting of the Limited Partners or (z) by the affirmative vote of a majority of the other members of the Board of Directors.

(b) Any and all of the Elected Directors may be removed at any time, with Cause, only by the affirmative vote of a majority of the other members of the Board of Directors or at a properly called meeting of the Limited Partners only by the affirmative vote of the holders of a majority of the Outstanding Common Units.

Section 7.5 Resignations of Members of the Board of Directors. Any member of the Board of Directors may resign at any time by giving written notice to the Board of Directors. Such resignation shall take effect at the time specified therein.

Section 7.6 Vacancies on the Board of Directors. Vacancies on the Board of Directors may be filled only as follows:

(a) If any Appointed Director is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the General Partner shall, in its sole discretion, appoint an individual to fill the vacancy.

(b) If any Elected Director is removed, resigns or is unable to serve as a member of the Board of Directors, the vacancy shall be filled by a majority of the Elected Directors then serving.

(c) A director appointed or elected pursuant to this Section 7.6 to fill a vacancy shall be appointed or elected, as the case may be, for no more than the unexpired term of his predecessor in office.

Section 7.7 Meetings; Committees; Chairman.

(a) Regular meetings of the Board of Directors shall be held at such times and places as shall be designated from time to time by resolution of the Board of Directors. Notice of such regular meetings shall not be required. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors and shall be called by the Secretary upon the written request of two members of the Board of Directors, on at least 48 hours prior written notice to the other members. Any such notice, or waiver thereof, need not state the purpose of such meeting except as may otherwise be required by law. Attendance of a member of the Board of Directors at a meeting (including pursuant to the penultimate sentence of this Section 7.7(a)) shall constitute a waiver of notice of such meeting, except where such member attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors. Members of the Board of Directors may participate in and hold meetings by means of conference telephone, videoconference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in such meetings shall constitute presence in person at the meeting. The Board of Directors may establish any additional rules governing the conduct of its meetings that are not inconsistent with the provisions of this Agreement.

(b) The Board of Directors shall appoint the Audit Committee and the Conflicts Committee to consist, in each case, solely of a minimum of three of the Elected Directors then in office. The Audit Committee and the Conflicts Committee shall, in each case, perform the functions delegated to it pursuant to the terms of this Agreement and such other matters as may be delegated to it from time to time by resolution of the Board of Directors. The Board of Directors, by a majority of the whole Board of Directors, may appoint one or more additional committees of the Board of Directors to consist of one or more members of the Board of Directors, which committee(s) shall have and may exercise such of the powers and authority of the Board of Directors (including in respect of Section 7.1) with respect to the management of the business and affairs of the Partnership as may be provided in a resolution of the Board of Directors. Any committee designated pursuant to this Section 7.7(b) shall choose its own chairman, shall keep regular minutes of its proceedings and report the same to the Board of Directors when requested, shall fix its own rules or procedures and shall meet at such times and at such place or places as may be provided by such rules or by resolution of such committee or resolution of the Board of Directors. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the taking of any action. Subject to the first sentence of this Section 7.7(b), the Board of Directors may designate one or more members of the Board of Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of such committee. Subject to the first sentence of this Section 7.7(b), in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

(c) The Appointed Directors may designate one of the members of the Board of Directors as Chairman of the Board of Directors. The Chairman of the Board of Directors, if any, and if present and acting, shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board of Directors, another member of the Board of Directors chosen by the Appointed Directors shall preside. If, at any time, in accordance with Section 7.2(b), the Board of Directors consists solely of Elected Directors, the Board of Directors may elect one of its members as Chairman of the Board of Directors and shall, in the absence of the Chairman of the Board of Directors at a meeting of the Board of Directors, choose another member of the Board of Directors to preside at the meeting.

Section 7.8 Officers.

(a) The Board of Directors, as set forth below, shall appoint agents of the Partnership, referred to as “Officers” of the Partnership as described in this Section 7.8. Unless provided otherwise by resolution of the Board of Directors, the Officers shall have the titles, power, authority and duties described below in this Section 7.8.

(b) The Officers of the Partnership shall be the Chairman of the Board of Directors (unless the Board of Directors provides otherwise), Executive Vice Chairman or Vice Chairman of the Board of Directors (unless the Board of Directors provides otherwise), the Chief Executive Officer, the President and any and all Vice Presidents, the Secretary and any and all Assistant Secretaries and any Treasurer and any and all Assistant

Treasurers and any other Officers appointed pursuant to Section 7.8(j). There shall be appointed from time to time, in accordance with this Section 7.8, such Vice Presidents, Secretaries, Assistant Secretaries, Treasurers and Assistant Treasurers as the Board of Directors may desire. Any person may hold two or more offices.

(c) The Officers shall be appointed by the Board of Directors at such time and for such terms as the Board of Directors shall determine. Any Officer may be removed, with or without Cause, only by the Board of Directors. Vacancies in any office may be filled only by the Board of Directors.

(d) The Board of Directors may elect one of its members as the Chairman of the Board of Directors. Unless the Board of Directors provides otherwise, the Chairman of the Board of Directors shall be an Officer of the Partnership and shall have the powers, duties and authorities assigned by the Board of Directors.

(e) The Board of Directors may elect one of its members as Executive Vice Chairman or Vice Chairman of the Board of Directors. Unless the Board of Directors provides otherwise, the Executive Vice Chairman or Vice Chairman of the Board of Directors, as the case may be, shall be an Officer of the Partnership and shall have the powers, duties and authority of the chief executive officer of the Partnership and, as such, shall be responsible for the general and active management and direction of the Partnership and shall see that all orders and resolutions of the Board of Directors are carried into effect.

(f) Subject to the limitations imposed by this Agreement, any employment agreement, any employee plan or any determination of the Board of Directors, the Chief Executive Officer, subject to the direction of the Board of Directors, shall have the powers, duties and authority of the chief executive officer of the Partnership and, as such, shall be responsible for the management of the business and affairs of the Partnership, its other Officers, employees and agents, shall supervise generally the affairs of the Partnership and shall have full authority to execute all documents and take all actions that the Partnership may legally take. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to him by this Agreement or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors.

(g) Subject to the limitations imposed by this Agreement, any employment agreement, any employee plan or any determination of the Board of Directors, the President, subject to the direction of the Chief Executive Officer and the Board of Directors, shall have the powers, duties and authority of the chief operating officer of the Partnership and, as such, shall be responsible for the direction of the day-to-day operations of the Partnership. In the absence of the Chief Executive Officer, the President shall have all of the powers and duties conferred upon the Chief Executive Officer, including the same power as the Chief Executive Officer to execute documents on behalf of the Partnership. The President shall exercise such other powers and perform such other duties as may be assigned to him by the Chief Executive Officer, this Agreement, or the Board of Directors, including any duties and powers stated in any employment agreement approved by the Board of Directors.

(h) In the absence of the President, each Vice President appointed by the Board of Directors shall have all of the powers and duties conferred upon the President, including the same power as the President to execute documents on behalf of the Partnership. Each such Vice President shall perform such other duties and may exercise such other powers as may from time to time be assigned to him by the Board of Directors or the President.

(i) The Secretary shall record or cause to be recorded in books provided for that purpose the minutes of the meetings or actions of the Board of Directors and Unitholders, shall see that all notices are duly given in accordance with the provisions of this Agreement and as required by law, shall be custodian of all records (other than financial), shall see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed, and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by this Agreement, the Board of Directors or the President. The Assistant Secretaries shall exercise the powers of the Secretary during that Officer’s absence or inability or refusal to act.

(j) The Treasurer shall keep or cause to be kept the books of account of the Partnership and shall render statements of the financial affairs of the Partnership in such form and as often as required by this Agreement, the Board of Directors or the President. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Partnership. The Treasurer shall perform all other duties commonly incident to his office and shall perform such other duties and have such other powers as this Agreement, the Board of Directors or the President, shall designate from time to time. The Assistant Treasurers shall exercise the power of the Treasurer during that Officer’s absence or inability or refusal to act. Each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Partnership. If no Treasurer or Assistant Treasurer is appointed and serving or in the absence of the appointed Treasurer and Assistant Treasurer, the Vice President and Chief Financial Officer, or such other Officer as the Board of Directors shall select, shall have the powers and duties conferred upon the Treasurer.

(k) The Board of Directors may appoint such other Officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the Partnership, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

(l) The Board of Directors may grant powers of attorney or other authority as appropriate to establish and evidence the authority of the Officers and other Persons.

(m) Unless otherwise provided by resolution of the Board of Directors, no Officer shall have the power or authority to delegate to any Person such Officer’s rights and powers as an Officer to manage the business and affairs of the Partnership.

Section 7.9 Compensation of Directors. The members of the Board of Directors who are not employees of the Partnership, the General Partner or its Affiliates shall receive such compensation for their services as members of the Board of Directors or members of a committee of the Board of Directors shall determine. In addition, the members of the Board of Directors shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

Section 7.10 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Registrar of Corporations of The Marshall Islands as required by the Marshall Islands Act. The General Partner shall use all commercially reasonable efforts to cause to be filed such other certificates or documents that the Board of Directors determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in The Marshall Islands or any other jurisdiction in which the Partnership may elect to do business or own property. To the extent the Board of Directors determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of The Marshall Islands or of any other jurisdiction in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.11 Restrictions on the Authority of the Board of Directors and the General Partner.

(a) Except as otherwise provided in this Agreement, neither the Board of Directors nor the General Partner may, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement.

(b) Except as provided in Articles XII and XIV, the Board of Directors may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests in the Partnership’s Subsidiaries) or dissolve the Partnership without the approval of holders of a Unit Majority and the General Partner; provided, however, that this provision shall not preclude or limit the ability of the Board of Directors to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. The transfer of the General Partner Interest to and the election of a successor general partner of the Partnership shall be made in accordance with Sections 4.6, 11.1 and 11.2.

Section 7.12 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.12 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the Board of Directors may determine, for any direct and indirect expenses it incurs that are allocable to the Partnership Group or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership Group, which amounts shall also include reimbursement for any Common Units purchased to satisfy obligations of the Partnership under any of its equity compensation plans). The Board of Directors shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.12 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.15.

(c) The Board of Directors, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the Partnership, the General Partner or any of its Affiliates, in each case for the benefit of employees of the Partnership, the General Partner, any Group Member or any Affiliate thereof, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership or in the open market to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.12(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.12(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.13 Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not acquire or own Vessel Assets (as such term is defined in the Omnibus Agreement).

(b) Navios Maritime Acquisition, Navios Maritime Holdings, Navios Maritime Partners, the Partnership, the General Partner and the Operating Company have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Navios Maritime Acquisition and certain of its Affiliates to acquire or own Vessel Assets (as such term is defined in the Omnibus Agreement). The Omnibus Agreement may be amended by the General Partner.

(c) Except as specifically restricted by Section 7.13(a) or the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner. Notwithstanding anything to the contrary in this Agreement, (i) the possessing of competitive interests and engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.13 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and, subject to the terms of Section 7.13(a), Section 7.13(b), Section 7.13(c) and the Omnibus Agreement, such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership.

(e) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” as used in this Section 7.13(e) with respect to the General Partner shall not include any Group Member.

Section 7.14 Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to and/or borrow from any Group Member, and any Group Member may lend to and/or borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner and the Board of Directors may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms’-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner and the Board of Directors. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.14(a) and Section 7.14(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the Board of Directors.

(c) No borrowing by any Group Member or the approval thereof by the General Partner or the Board of Directors shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates or the Board of Directors to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.15 Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, however, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.15, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; and, provided further, that no indemnification pursuant to this Section 7.15 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement, the First Contribution and Conveyance Agreement or the Second Contribution and Conveyance Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.15 shall be made out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.15(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized, in this Section 7.15.

(c) The indemnification provided by this Section 7.15 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the Board of Directors and the General Partner, its Affiliates and such other Persons as the Board of Directors shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement or law.

(e) For purposes of this Section 7.15, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by the Indemnitee of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.15(a); and action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.15 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.15 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

No amendment, modification or repeal of this Section 7.15 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.16 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to their obligations and duties as members of the Board of Directors or the General Partner, respectively, set forth in Section 7.1(a), members of the Board of Directors and the General Partner may exercise any of the powers granted to them and perform any of the duties imposed upon them hereunder either directly or by or through its agents, and the members of the Board of Directors and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Board of Directors or the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.16 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.16 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.17 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, or any member of the Board of Directors, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner and the Board of Directors may but shall not be required in connection with the resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner or the Board of Directors, as the case may be, may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision the Board of Directors, acted in good faith, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Interest or Incentive Distribution Rights, to the extent permitted under this Agreement, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Whenever the Board of Directors makes a determination or takes or declines to take any other action, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the Board of Directors, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must reasonably believe that the determination or other action is in the best interests of the Partnership, unless the context otherwise requires.

(e) Notwithstanding anything to the contrary in this Agreement, neither the Board of Directors nor the General Partner and its Affiliates shall have a duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the Board of Directors or the General Partner or any of its Affiliates to enter into such contracts shall, in each case, be at their option.

(f) Except as expressly set forth in this Agreement, neither the General Partner nor the Board of Directors or any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the Board of Directors or the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the Board of Directors or the General Partner or such other Indemnitee.

(g) The Unitholders hereby authorize the Board of Directors, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Board of Directors pursuant to this Section 7.17.

Section 7.18 Other Matters Concerning the General Partner and the Board of Directors.

(a) The General Partner and the Board of Directors may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and the Board of Directors may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by either of them, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner or the Board of Directors reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.19 Purchase or Sale of Partnership Securities. The Board of Directors may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided, however, that the Board of Directors may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.20 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.20, any Person (including Angeliki Frangou) that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use its commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations in total pursuant to this Section 7.20(a), no more than one of which shall be required to be made at any time that the Partnership is not eligible to use Form F-3 (or a comparable form) for the registration under the Securities Act of its securities; and, provided further, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.20(a) not to be utilized more than one in any 12-month period. The Partnership shall use its commercially reasonable efforts to resolve any deferral with respect to any such registration and/or filing. Except as provided in the first sentence of this Section 7.20(a), the Partnership shall be deemed not to have used all its commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Interests covered thereby not being able to offer and sell such Partnership Interests at any time during such period, unless such action is required by applicable law or regulations. In connection with any registration pursuant to this Section 7.20(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request (provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration), and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Securities for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all its commercially reasonable efforts to include such number or amount of Partnership Securities held by any Holder in such registration statement as the Holder shall request; provided, however, that the Partnership is not required to make any effort or take any action to so include the Partnership Securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.20(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the pricing of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.20(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.20, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.15, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.20(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary, free writing or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary, free writing or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.20(a) and Section 7.20(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.20(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.20 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned, and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.20.

(f) Any request to register Partnership Securities pursuant to this Section 7.20 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.21 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Board of Directors, the General Partner and any Officer authorized by the Board of Directors to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Board of Directors, the General Partner or any such Officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Board of Directors, the General Partner or any such Officer in connection with any such dealing. In no event shall any Person dealing with the Board of Directors, the General Partner or any such Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Board of Directors, the General Partner or any such Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Board of Directors, the General Partner, the Officers or representatives of the General Partner authorized by the General Partner or the Board of Directors shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The Partnership shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, however, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the Board of Directors, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Board of Directors.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the Partnership shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the Board of Directors, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the Board of Directors determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Elections and Information.

(a) The Partnership will elect to be treated as an association taxable as a corporation for United States federal income tax purposes. Except as otherwise provided herein, the Board of Directors shall determine whether the Partnership should make any other elections permitted by the Code.

(b) The tax information reasonably required by Record Holders generally for United States federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends.

(c) Each Partner shall provide the Partnership with all information reasonably requested by the Partnership to enable the Partnership to claim the exemption from U.S. federal income tax under Section 883 of the Code.

Section 9.2 Withholding. Notwithstanding any other provision of this Agreement, the Board of Directors is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state or local or any non-U.S. law including pursuant to Sections 1441, 1442 and 1445 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the distribution of income to any Partner, the Board of Directors may treat the amount withheld as a distribution of cash to such Partner in the amount of such withholding from such Partner.

Section 9.3 Conduct of Operations. The Board of Directors and the General Partner shall use commercially reasonable efforts to conduct the business of the Partnership and its Affiliates in a manner that does not require a holder of Common Units to file a tax return in any jurisdiction with which the holder has no contact other than through ownership of Common Units.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Initial Limited Partners. Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Navios Maritime Acquisition and

the Underwriters as described in Sections 5.2 and 5.3, the Board of Directors shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2 Admission of Additional Limited Partners.

(a) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner until such Person acquires a Limited Partner Interest and such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest.

(b) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

(c) Any transfer of a Limited Partner Interest shall not entitle the transferee to receive distributions or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.2(a).

Section 10.3 Admission of Successor General Partner. A successor General Partner approved pursuant to Sections 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Sections 11.1 or 11.2 or the transfer of the General Partner Interest (represented by General Partner Units) pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the Board of Directors shall take all steps necessary or appropriate under the Marshall Islands Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Board of Directors shall prepare and file an amendment to the Certificate of Limited Partnership and the Board of Directors may for this purpose, among others, exercise the power of attorney granted to it pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary petition in bankruptcy; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A), (B) or (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) The General Partner is adjudged bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding;

(vi) (A) in the event the General Partner is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter and the expiration of ninety (90) days after the date of notice to the corporation of revocation without a reinstatement of its charter; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances:

(i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on September 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, however, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member;

(ii) at any time after 12:00 midnight, prevailing Eastern Time, on September 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice;

(iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or

(iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or, if applicable, the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates), voting as a single class. Any such action by such holders or the Board of Directors for removal of the General Partner must also provide for the election of a successor General Partner by the majority vote of the outstanding Common Units and Subordinated Units, voting together as a single class. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an Opinion of Counsel opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest (represented by General Partner Units) and its general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General

Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.12, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2 (or if the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages. Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest (represented by General Partner Units) and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.

Section 11.5 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Sections 11.1 or 11.2, the Partnership shall not be dissolved and the Board of Directors shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Partnership by the General Partner and our Board of Directors that is approved by the holders of a Unit Majority;

(b) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Marshall Islands Act;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Marshall Islands Act; or

(d) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Sections 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Sections 11.1(a)(i) or 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Sections 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Sections 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, however, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of limited liability of any Limited Partner.

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the Board of Directors shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and the Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by the holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Board of Directors and the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.11(b)) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 60 of the Marshall Islands Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value, and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed as follows:

(i) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation exceeds the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to such Current Market Price of a Common Unit;

(B) Second (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to such Current Market Price of a Common Unit; and

(C) Thereafter (x) to the General Partner in accordance with its Percentage Interest; (y)         % to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (i)(C);

(ii) If the Current Market Price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the Unrecovered Capital for a Common Unit plus the Cumulative Common Unit Arrearage:

(A) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Unrecovered Capital for a Common Unit (as calculated prior to the distribution specified in clause (ii)(A) above); and

(D) Thereafter, (x) to the General Partner in accordance with its Percentage Interest; (y)         % to the holders of the Incentive Distribution Rights, Pro Rata; and (z) to all Unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (ii)(D);

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the Marshall Islands shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Without Approval of the Limited Partners or the General Partner. The General Partner and each Limited Partner agree that the Board of Directors, without the approval of any Limited Partner or, subject to Section 5.5, the General Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the Board of Directors determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of The Marshall Islands;

(d) a change that the Board of Directors determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority (including the Marshall Islands Act) or (B) facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed, (iii) to be necessary or appropriate in connection with action taken by the Board of Directors pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the Board of Directors determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the Board of Directors shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, the members of the Board of Directors, or the General Partner or its or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such regulations are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the Board of Directors, and if required by Section 5.5, the General Partner, determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.5;

(h) any amendment expressly permitted in this Agreement to be made by the Board of Directors acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the Board of Directors determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other Person, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a conversion, merger or conveyance pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by, or with the written consent of, the Board of Directors; provided, however, that the Board of Directors shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment, to the fullest extent permitted by applicable law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation. A proposed amendment shall be effective upon its approval by the Board of Directors and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by the Marshall Islands Act. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Board of Directors shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Board of Directors shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner or its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such enlargement shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at the General Partner’s option, (iii) change Section 12.1(a), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(a), give any Person the right to dissolve the Partnership.

(c) Except as provided in Section 14.3, and without limitation of the Board of Directors’ authority to adopt amendments to this Agreement without the approval of any Limited Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner, the Board of Directors or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the Board of Directors one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called, it being understood that the purposes of such special meeting may only be to vote on matters that require the vote of the Unitholders pursuant to this Agreement. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Board of Directors shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Board of Directors on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Marshall Islands Act or the law of any other jurisdiction in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the Board of Directors may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the Board of Directors to give such approvals. If the Board of Directors does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the Board of Directors in accordance with Section 13.11.

Section 13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting. The Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Chairman of the Board of Directors shall serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Board of Directors. The Board of Directors may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the Board of Directors, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved the action in writing. The Board of Directors may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Board of Directors. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the Board of Directors, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Board of Directors, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Board of Directors to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the applicable statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation. Merger or consolidation of the Partnership pursuant to this Article XIV requires the approval of the Board of Directors and the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, neither the Board of Directors nor the General Partner shall have a duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Marshall Islands Act or any other law, rule or regulation or at equity. If the Board of Directors and the General Partner shall determine to consent to the merger or consolidation, the Board of Directors and the General Partner shall approve the Merger Agreement, which shall set forth:

(a) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c) the terms and conditions of the proposed merger or consolidation;

(d) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other Person (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g) such other provisions with respect to the proposed merger or consolidation that the Board of Directors and the General Partner determine to be necessary or appropriate.

Section 14.3 Approval by Limited Partners of Merger or Consolidation.

(a) Except as provided in Sections 14.3(d) and 14.3(e), the Board of Directors, upon its and the General Partner’s approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the Board of Directors has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners, the General Partner and the Board of Directors with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the Board of Directors, with the prior consent of the General Partner, is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the Board of Directors has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner, (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the Board of Directors, the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed in conformity with the requirements of the Marshall Islands Act.

Section 14.5 Amendment of Partnership Agreement. Pursuant to Section 20(2) of the Marshall Islands Act, an agreement of merger or consolidation approved in accordance with Section 20(2) of the Marshall Islands Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6 Effect of Merger.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner

Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI and XII) shall thereupon cease, except the right to receive the applicable purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by a member of the Board of Directors, the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner or the Board of Directors at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner and the Board of Directors may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.2(a) without execution hereof.

Section 16.8 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.

Section 16.9 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12 Third-Party Beneficiaries. Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amended and Restated Agreement of Limited Partnership as a Deed as of the date first written above.

GENERAL PARTNER:

Navios Maritime Midstream Partners GP LLC

By:
Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

Navios Maritime Acquisition Corporation

By:
Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the Board of Directors.

By:	Angeliki Frangou, Chairman of the Board of Directors of Navios Maritime Midstream Partners L.P., as attorney-in-fact for all Limited Partners pursuant to the Power of Attorney granted under Section 2.6

Name:	Angeliki Frangou
Title:	Attorney-in-Fact

EXHIBIT A

to the Second Amended and Restated

Agreement of Limited Partnership

of NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

Certificate Evidencing Common Units

Representing Limited Partner Interests in

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Navios Maritime Midstream Partners L.P., a Marshall Islands limited partnership (the “Partnership”), hereby certifies that (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:

Countersigned and Registered by:	NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:
as Transfer Agent and Registrar	Title:

By:	By:
Authorized Signatory	Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian
			(Cust)	(Minor)

TEN ENT	—	as tenants by the entireties

JT TEN	—	as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

in

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and

transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of Navios Maritime Midstream Partners L.P..

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15		(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

APPENDIX B

GLOSSARY OF TERMS

Adjusted operating surplus	For any period, operating surplus generated during that period is adjusted to:

(a)	Decrease operating surplus by:

(1)	any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings by certain subsidiaries we do not wholly own) with respect to that period; and

(2)	any net reduction in cash reserves for operating expenditures (including our proportionate share of such cash reserves of certain subsidiaries we do not wholly own) with respect to that period not relating to an operating expenditure made with respect to that period; and

(b)	increase operating surplus by:

(1)	any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings by certain subsidiaries we do not wholly own) with respect to that period; and

(2)	any net increase in cash reserves for operating expenditures (including our proportionate share of such cash reserves of certain subsidiaries we do not wholly own) with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) of the definition of operating surplus.

Annual survey	The inspection of a vessel by a classification society, on behalf of the country whose flag such vessel flies, that takes place every year.

Available cash	For any quarter ending prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of Navios Maritime Midstream Partners L.P. and its subsidiaries on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) at the end of that quarter; and

(2)	all additional cash and cash equivalents of Navios Maritime Midstream Partners L.P. and its subsidiaries on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b)	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to:

(1)	provide for the proper conduct of the business of Navios Maritime Midstream Partners L.P. and its subsidiaries

(including reserves for future capital expenditures and for future credit needs of Navios Maritime Midstream Partners L.P. and its subsidiaries) after that quarter;

(2)	comply with applicable law or any debt instrument or other agreement or obligation to which Navios Maritime Midstream Partners L.P. or any of its subsidiaries is a party or its assets are subject; and

(3)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our board of directors may not establish cash reserves for distributions to the subordinated units unless our board of directors has determined that the establishment of reserves will not prevent Navios Maritime Midstream Partners L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Navios Maritime Midstream Partners L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our board of directors so determines.

Available days	For any period, the total number of days the vessels were controlled by the company less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

Bareboat charter	A charter of a ship under which the shipowner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the ship and for the management of the ship, including crewing.

Brokerage commission	Commission payable by the shipowner to the broker, expressed as a percentage of the freight or hire and is part of the charter party.

Bunkers	Heavy fuel oil used to power a vessel’s engines.

Capital surplus	All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

Charter	The contract for hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port.

Charterer	The individual or company hiring a vessel.

Charter hire	A sum of money, which accrues on a daily basis, paid to the shipowner by a charterer for the use of a vessel.

Classification society	An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member.

Closing price	The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange on which the units of that class are listed. If the units of that class are not listed on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

Code	The U.S. Internal Revenue Code of 1986, as amended.

Common unit arrearage	The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

Deadweight ton (Dwt)	A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt (or total deadweight) is the total weight the vessel can carry when loaded to a particular load line.

Document of compliance	A document issued to a company which certifies that it complies with the requirements of the ISM Code.

Drybulk	Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers	Vessels that are specially designed and built to carry large volumes of drybulk cargo.

Drydocking	The removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts.

Estimated maintenance and replacement capital expenditures

An estimate made by our board of directors, with the concurrence of the conflicts committee, of the average quarterly maintenance and replacement capital expenditures that Navios Maritime Midstream Partners L.P. will incur over the long-term. The estimate will be made annually and whenever an event occurs that is likely to result in a material adjustment to the amount of maintenance and replacement capital expenditures on a long-term basis. We refer to estimated maintenance and replacement capital expenditures in the partnership agreement as “estimated maintenance capital expenditures.”

Expansion capital expenditures	Cash capital expenditures for acquisitions or capital improvements. Expansion capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Expansion capital expenditures do not include maintenance and replacement capital expenditures or investment capital expenditures.

Flag state	The country where a vessel is registered.

Fleet utilization	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

Forward Freight Agreement (FFAs)	A swap agreement covering a period generally ranging from one month to one year based on time charter rates or freight rates on specific quoted routes.

General and administrative expenses	General and administrative expenses consist of employment costs of shoreside staff and cost of facilities, as well as legal, audit and other administrative costs.

Hire rate	The agreed sum or rate to be paid by the charterer for the use of the vessel.

Hull	The shell or body of a vessel.

International Maritime Organization (IMO)	A United Nations agency that issues international trade standards for shipping.

Incentive distribution right	A non-voting limited partner partnership interest issued to Navios Maritime Acquisition and thereafter transferred to the general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

Incentive distributions	The distributions of available cash from operating surplus initially made to our general partner that are in excess of the general partner’s aggregate 2.0% general partner interest.

Interim capital transactions	The following transactions if they occur prior to liquidation:

(a)	Borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Navios Maritime Midstream Partners L.P. or any of its subsidiaries;

(b)	sales of equity interests by Navios Maritime Midstream Partners L.P. or any of its subsidiaries;

(c)	sales or other voluntary or involuntary dispositions of any assets of Navios Maritime Midstream Partners L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d)	the termination of interest rate swap agreements;

(e)	capital contributions; or

(f)	corporate reorganizations or restructurings.

Intermediate survey	The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Investment capital expenditures	Capital expenditures other than maintenance capital expenditures or expansion capital expenditures.

ISM Code	The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

ISPS Code	International Ship and Port Facilities Security Code, which enacts measures to detect and prevent security threats to ships and ports.

Maintenance and replacement capital expenditures	Cash capital expenditures (including expenditures for the addition or improvement to our capital assets or for the acquisition of existing, or the construction of new, capital assets) if such expenditure is made to maintain over the long term the operating capacity of or the revenue generated by Navios Maritime Midstream Partners L.P.’s capital assets, as such assets existed at the time of such expenditure.

Maintenance capital expenditures include the cash cost of equity and debt capital during construction of a capital asset. Maintenance capital expenditures do not include expansion capital expenditures or investment capital expenditures. We refer to maintenance and replacement capital expenditures in the partnership agreement as “maintenance capital expenditures.”

Newbuilding	A new vessel under construction or on order.

Off-hire	The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA	The United States Oil Pollution Act of 1990, as amended.

Operating costs	The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, spares, lubricants and miscellaneous expenses (but excluding capital costs and voyage costs).

Operating days	For any period, the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Operating expenditures	All cash expenditures of Navios Maritime Midstream Partners L.P. and its subsidiaries (including our proportionate share of cash expenditures of certain subsidiaries we do not wholly own), including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a)	Payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b)	Operating expenditures will not include expansion capital expenditures or actual maintenance and replacement capital expenditures but will include estimated maintenance and replacement capital expenditures.

(c)	Operating expenditures will not include:

(1)	Payment of transaction expenses and taxes relating to interim capital transactions; or

(2)	Distributions to partners.

Where capital expenditures consist of both maintenance and replacement capital expenditures and expansion capital expenditures, our board of directors, with the concurrence of the conflicts committee, shall determine the allocation between the portion consisting of maintenance and replacement capital expenditures and the portion consisting of expansion capital expenditures, and the period over which the maintenance and replacement capital expenditures will be deducted as an operating expenditure in calculating operating surplus.

Operating surplus	For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of:

(1)	$ million;

(2)	all cash receipts of Navios Maritime Midstream Partners L.P. and its subsidiaries (including our proportionate share of cash receipts for certain subsidiaries we do not wholly own) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

(3)	all cash receipts of Navios Maritime Midstream Partners L.P. and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own);

(4)	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to finance all or any portion of the construction of a capital improvement or replacement asset and paid during the period prior to the earlier of the completion of construction or being abandoned or disposed of; and

(5)	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions on equity securities issued, in each case (and including our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), to pay the construction period interest, or to pay construction period distributions or equity issued to finance all or any portion of the construction of a capital improvement or replacement asset as described in (4) above, less

(b)	the sum of:

(1)	operating expenditures (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own) for the period beginning on the closing date of the initial public offering and ending with the last day of that period, including estimated maintenance and replacement capital expenditures and the repayment of working capital borrowings, but not (x) the repayment of other borrowings or (y) expenditures incurred in connection with the expansion or increase in the transportation capacity of our fleet; and

(2)	the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our board of directors to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Navios Maritime Midstream Partners L.P. and its subsidiaries or disbursements on behalf of a member of Navios Maritime Midstream Partners L.P. and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our board of directors so determines.

Order book	A reference to currently placed orders for the construction of vessels.

Scrapping	The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-term time charter	A time charter which lasts not more than 12 months.

Sister ships	Vessels of the same class and specification which were built by the same shipyard.

SOLAS	The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey	The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years; also called a class renewal survey.

Spot market	The market for immediate chartering of a vessel usually for single voyages.

Subordination period	The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a)	the first day of any quarter beginning after September 30, 2017, for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the common units and subordinated units that were outstanding during those periods on a fully diluted basis, and the related distribution on the general partner interest in Navios Maritime Midstream Partners L.P.; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as general partner of Navios Maritime Midstream Partners L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of the removal;

provided, however, that subordinated units may convert into common units before September 30, 2017 as described in “How We Make Cash Distributions—Subordination Period.”

Tanker	A vessel that transports liquid (wet) cargoes, such as refined petroleum products, crude oil, edible oils and light chemicals.

Time charter	A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses. The shipowner is paid charter hire, which accrues on a daily basis.

Ton-mile	One ton of freight carried one mile.

U.S. GAAP	Accounting principles generally accepted in the United States.

Vessel operating expenses	The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.

Voyage charter	Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses	Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

Working capital borrowings	Borrowings used exclusively for working capital purposes or to pay distributions to partners made pursuant to a credit agreement or other arrangement provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

Through and including                     , 2014, (the 25th day after the date of this prospectus), all dealers effecting transactions in the common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Navios Maritime Midstream Partners L.P.

Common Units

Representing Limited Partner Interests

P R O S P E C T U S

BofA Merrill Lynch

Citigroup

Credit Suisse

J.P. Morgan

Wells Fargo Securities

S. Goldman Advisors LLC

                    , 2014

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Section 9 of the Republic of the Marshall Islands Revised Partnership Act provides as follows:

Indemnification. Subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify our directors and officers and the other affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement in which Navios Maritime Acquisition, Navios Maritime Holdings and certain of their affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7. Recent Sales of Unregistered Securities.

On October 13, 2014, in connection with the formation of the partnership, Navios Maritime Midstream Partners L.P. issued to (a) Navios Maritime Midstream Partners GP LLC the 2.0% general partner interest in the partnership for $20 and (b) Navios Maritime Acquisition Corporation the 98.0% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(a)(2) of the Securities Act.

There have been no other sales of unregistered securities since October 13, 2014.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit Number.	Description

1.1	Form of Underwriting Agreement

3.1**	Certificate of Limited Partnership of Navios Maritime Midstream Partners L.P.

3.2	Form of Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P. (included as Appendix A to the prospectus)

3.3**	Certificate of Formation of Navios Maritime Midstream Partners GP LLC

3.4**	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC

5.1**	Opinion of Reeder & Simpson, P.C. as to the legality of the securities being registered

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP relating to tax matters

8.2**	Opinion of Reeder & Simpson, P.C. relating to tax matters

10.1*	Form of New Credit Facility

10.2**	Form of Omnibus Agreement

10.3**	Form of Management Agreement

10.4**	Form of Administrative Services Agreement

10.5*	Form of First Contribution and Conveyance Agreement

10.6*	Form of Second Contribution and Conveyance Agreement

10.7**	Form of Share Purchase Agreement

Exhibit Number.	Description

21.1**	List of Subsidiaries of Navios Maritime Midstream Partners L.P.

23.1	Consent of PricewaterhouseCoopers S.A.

23.2	Consent of PricewaterhouseCoopers S.A.

23.3**	Consent of Drewry Shipping Consultants Ltd.

23.4**	Consent of Reeder & Simpson, P.C. (contained in Exhibits 5.1 and 8.2)

23.5*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (contained in Exhibit 8.1)

24.1**	Power of Attorney

*	To be provided by amendment.
**	Previously filed.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement (No. 333-199235) on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monte Carlo, Country of Monaco on the 31st day of October, 2014.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement (No. 333-199235) has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Angeliki Frangou Angeliki Frangou	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	October 31, 2014

* Erifili Tsironi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 31, 2014

* Efstratios Desypris	Senior Vice President—Business Development and Director	October 31, 2014

* Vasiliki Papaefthymiou	Secretary	October 31, 2014

* Shunji Sasada	Director	October 31, 2014

* Alexander Kalafatides	Director	October 31, 2014

* Christos Kokkinis	Director	October 31, 2014

* Stefan Kuch	Director	October 31, 2014

* Vasilios Mouyis	Director	October 31, 2014

*By:	/S/ ANGELIKI FRANGOU
Angeliki Frangou
Attorney-in-fact

Exhibit Index

Exhibit Number.	Description

1.1	Form of Underwriting Agreement

3.1**	Certificate of Limited Partnership of Navios Maritime Midstream Partners L.P.

3.2	Form of Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Midstream Partners L.P. (included as Appendix A to the prospectus)

3.3**	Certificate of Formation of Navios Maritime Midstream Partners GP LLC

3.4**	Limited Liability Company Agreement of Navios Maritime Midstream Partners GP LLC

5.1**	Opinion of Reeder & Simpson, P.C. as to the legality of the securities being registered

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP relating to tax matters

8.2**	Opinion of Reeder & Simpson, P.C. relating to tax matters

10.1*	Form of New Credit Facility

10.2**	Form of Omnibus Agreement

10.3**	Form of Management Agreement

10.4**	Form of Administrative Services Agreement

10.5*	Form of First Contribution and Conveyance Agreement

10.6*	Form of Second Contribution and Conveyance Agreement

10.7**	Form of Share Purchase Agreement

21.1**	List of Subsidiaries of Navios Maritime Midstream Partners L.P.

23.1	Consent of PricewaterhouseCoopers S.A.

23.2	Consent of PricewaterhouseCoopers S.A.

23.3**	Consent of Drewry Shipping Consultants Ltd.

23.4**	Consent of Reeder & Simpson, P.C. (contained in Exhibits 5.1 and 8.2)

23.5*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (contained in Exhibit 8.1)

24.1**	Power of Attorney

*	To be provided by amendment.
**	Previously filed.